            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                               SEPTEMBER 1, 1995
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                         -----------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         -----------------------------

                              OLD NATIONAL BANCORP
             (Exact name of registrant as specified in its charter)

              INDIANA                                      6021
   -------------------------------               ----------------------------
   (State or other jurisdiction of               (Primary Standard Industrial
    incorporation or organization)                Classification Code Number)


                                  35-1539838
                     ------------------------------------
                     (I.R.S. Employer Identification No.)

          420 MAIN STREET, EVANSVILLE, INDIANA  47708,  (812) 464-1434
         --------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


  JEFFREY L. KNIGHT, ESQ.                  TIMOTHY M. HARDEN, ESQ.
  CORPORATE SECRETARY & GENERAL COUNSEL    NICHOLAS J. CHULOS, ESQ.
  OLD NATIONAL BANCORP                     KRIEG DEVAULT ALEXANDER & CAPEHART
  420 MAIN STREET                          ONE INDIANA SQUARE, SUITE 2800
  EVANSVILLE, INDIANA  47708               INDIANAPOLIS, INDIANA  46204-2017
  (812) 464-1363                           (317) 636-4341
  (AGENT FOR SERVICE)                      (COPY TO)
--------------------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General
                   Instruction G, check the following box.  [_]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------
 Title of each class     Amount    Proposed maximum    Proposed maximum     Amount of
    of securities        to be      offering price    aggregate offering   registration
  to be registered     registered    per unit (1)          price (1)           fee
----------------------------------------------------------------------------------------
    COMMON STOCK,        UP TO         $  N/A            $14,419,288        $4,972.17
    NO PAR VALUE     519,614 SHARES
----------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee and calculated as of August 28, 1995, in accordance with Rule 457(f)(1) on the basis of the market value of the securities to be exchanged for the common stock to be issued by the registrant.
                         -----------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             CROSS-REFERENCE SHEET

                                      FOR

               REGISTRATION STATEMENT ON FORM S-4 AND PROSPECTUS

        Items of Form S-4                                  Headings in Prospectus
        -----------------                                  ----------------------
  1.    Forepart of Registration Statement and             Forepart of Registration Statement;
        Outside Front Cover Page of Prospectus             Outside Front Cover Page

  2.    Inside Front and Outside Back Cover                Inside Front Cover Page of
        Pages of Prospectus                                Prospectus

  3.    Risk Factors, Ratio of Earnings to                 Summary; Summary of Selected Financial
        Fixed Charges and Other Information                Data; Comparative Per Share Data

  4.    Terms of the Transaction                           Summary; General Information; Proposed
                                                           Affiliation; Federal Income Tax
                                                           Consequences; Comparative Per Share
                                                           Data; Comparison of Common Stock

  5.    Pro Forma Financial Information                    Pro Forma Condensed Combined Financial
                                                           Information

  6.    Material Contacts with the Company                 Not Applicable
        Being Acquired

  7.    Additional Information Required for                Not Applicable
        Reoffering by Persons and Parties
        Deemed to be Underwriters

  8.    Interests of Named Experts and Counsel             Opinion of Financial Advisor to FUSB

  9.    Disclosure of Commission Position on               Not Applicable
        Indemnification for Securities Act Liabilities

 10.    Information with Respect to S-3 Registrants        Summary of Selected Financial Data;
                                                           Regulatory Considerations; Comparative
                                                           Per Share Data

 11.    Incorporation of Certain Information               Incorporation of Certain Documents
        by Reference                                       by Reference

 12.    Information with Respect to S-2 or                 Not Applicable
        S-3 Registrants

 13.    Incorporation of Certain Information               Not Applicable
        by Reference



        Items of Form S-4                                  Headings in Prospectus
        -----------------                                  ----------------------
14.     Information with Respect to Registrants            Not Applicable
        Other Than S-3 or S-2 Registrants

15.     Information with Respect to S-3 Companies          Not Applicable

16.     Information with Respect to S-2 or                 Summary of Selected Financial Data
        S-3 Companies

17.     Information with Respect to Companies              Not Applicable
        Other Than S-3 or S-2 Companies

18.     Information if Proxies, Consents or                General Information; Proposed Affiliation;
        Authorizations are to be Solicited                 Description of ONB; Description of
                                                           FUSB

19.     Information if Proxies, Consents or                Not Applicable
        Authorizations are not to be Solicited or
        in an Exchange Offer


                 [FIRST UNITED SAVINGS BANK, f.s.b. LETTERHEAD]



October ____, 1995



Dear Shareholder:

          You are cordially invited to attend the Annual Meeting of Shareholders of First United Savings Bank, f.s.b. ("FUSB") to be held at DePauw University, Memorial Student Union Building, Room 221, 408 Locust Street in Greencastle, Indiana on October 31, 1995, at 2:00 p..m., local time.

          The purposes of the Annual Meeting are (i) to elect two (2) directors of FUSB for terms expiring in 1998, subject to earlier termination as a consequence of the affiliation of FUSB with Old National Bancorp ("ONB"), and
(ii) to consider and vote upon the Amended and Restated Agreement of Affiliation and Merger ("Agreement"), dated September 29, 1994, by and among ONB, two of its subsidiaries and FUSB. Under the terms of the Agreement, FUSB will affiliate with ONB, and each outstanding share of FUSB common stock will be converted into the right to receive .8925 of a share of ONB common stock subject to adjustment as described in the Agreement, a copy of which is attached to the accompanying Proxy Statement-Prospectus.

          The Board of Directors of FUSB believes that the proposed affiliation between ONB and FUSB is in the best interests of the shareholders of FUSB and the customers and employees of FUSB and the communities which FUSB serves. Your Board of Directors has unanimously approved the Agreement and recommends that the shareholders approve it.

          Enclosed with this letter are (i) a Notice of Annual Meeting of Shareholders, (ii) a Proxy Statement-Prospectus containing information about the Annual Meeting and the proposed affiliation, (iii) FUSB's Annual Report to Shareholders for the fiscal year ended June 30, 1995, (iv) a proxy card for you to complete, sign, date and return, and (v) a postage pre-paid envelope for your use to return your proxy card to FUSB. We encourage you to read the enclosed materials carefully and in their entirety.

          Whether or not you attend the Annual Meeting, your Board of Directors requests that you complete, sign and date the enclosed proxy card and return it in the enclosed postage pre-paid envelope at your earliest convenience prior to the Annual Meeting. If you desire, you may cancel your proxy at any time before it is voted at the special meeting.

          Please give this matter your careful consideration.

                                           Sincerely,



                                           William M. Marley
                                           President and Chief Executive Officer

                       FIRST UNITED SAVINGS BANK, f.s.b.
                            ONE NORTH LOCUST STREET
                           GREENCASTLE, INDIANA 46135

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                         to be held on October 31, 1995

To Our Shareholders:

Notice is hereby given that, pursuant to the call of the Board of Directors, the Annual Meeting of Shareholders of First United Savings Bank, f.s.b. ("FUSB") will be held on October 31, 1995, at 2:00 p.m., local time, at DePauw University, Memorial Student Union Building, Room 221, 408 Locust Street in Greencastle, Indiana.

The purposes of the Annual Meeting are:

1. Affiliation with Old National Bancorp. To consider and vote upon the Amended and Restated Agreement of Affiliation and Merger dated as of September 29, 1994, among Old National Bancorp, Evansville, Indiana ("ONB"), two of its subsidiaries and FUSB. Under the terms of the Agreement, FUSB will affiliate with ONB and each outstanding share of FUSB common stock will be converted into the right to receive .8925 of a share of ONB common stock, subject to adjustment as described in the accompanying Proxy Statement-Prospectus;

2. Election of Directors. To elect two Directors of FUSB for terms expiring in 1998, subject to earlier termination as a consequence of the affiliation with ONB; and

3. Other Business. To transact such other business which may properly be presented at the Annual Meeting or any adjournment thereof.

     Only shareholders of record at the close of business on September 8, 1995, will be entitled to notice of, and to vote at, the Annual Meeting and any adjournment thereof.

October ---, 1995                      BY ORDER OF THE BOARD OF DIRECTORS

                                       WILLIAM M. MARLEY
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

           YOUR VOTE IS IMPORTANT ~ PLEASE MAIL YOUR PROXY PROMPTLY.

                THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST
           TWO-THIRDS OF THE OUTSTANDING SHARES OF FUSB COMMON STOCK
                 IS REQUIRED FOR APPROVAL OF THE ONB AGREEMENT.

        IN ORDER THAT THERE MAY BE PROPER REPRESENTATION AT THE MEETING,
              YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE
               ENCLOSED REVOCABLE PROXY IN THE ENVELOPE PROVIDED.
             NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

                                   PROSPECTUS
                                       OF
                              OLD NATIONAL BANCORP
                                   FOR UP TO
                         519,614 SHARES OF COMMON STOCK
                                 (NO PAR VALUE)

                           ------------------------

                        THIS PROSPECTUS ALSO CONSTITUTES
                              THE PROXY STATEMENT
                                       OF
                       FIRST UNITED SAVINGS BANK, f.s.b.
                                    FOR THE
                         ANNUAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON OCTOBER 31, 1995

                           ------------------------

     This Proxy Statement-Prospectus ("Proxy Statement") constitutes the Prospectus of Old National Bancorp with respect to a maximum of 519,614 shares of ONB common stock, no par value per share ("ONB Common Stock"), being offered to the shareholders of FUSB in connection with the proposed affiliation of ONB and FUSB. It also serves as the Proxy Statement of FUSB in connection with the solicitation of proxies by the Board of Directors of FUSB for use at the Annual Meeting of Shareholders to be held on October 31, 1995, and at any adjournment thereof, for the purpose of considering and voting upon (1) a proposal to approve the Amended and Restated Agreement of Affiliation and Merger ("Agreement"), dated as of September 29, 1994, between ONB and FUSB, (2) election of two Directors of FUSB for terms expiring in 1998, subject to earlier termination as a consequence of the affiliation with ONB, and (3) any other business which may properly be presented at the Annual Meeting or any adjournment thereof.

     As more fully discussed hereinafter, on the effective date of the proposed affiliation, FUSB will affiliate with ONB and each outstanding share of FUSB common stock, $.01 par value per share ("FUSB Common Stock"), will be converted into the right to receive .8925 of a share of ONB Common Stock, subject to adjustment in the event of certain deviations in the market price of ONB Common Stock (the "Exchange Ratio"). ONB will pay cash for any fractional share interests resulting from the Exchange Ratio. The proposed affiliation is subject to approval by the holders of at least two-thirds of the outstanding shares of FUSB Common Stock, receipt of required regulatory approvals and certain other conditions set forth in the Agreement attached hereto as Appendix A.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            -------------------------------------------------------

             The date of this Proxy Statement is October --, 1995.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION...................................................

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.........................

SUMMARY.................................................................

SUMMARY OF SELECTED FINANCIAL DATA......................................

GENERAL INFORMATION.....................................................

PROPOSED AFFILIATION....................................................
   Description of the Affiliation.......................................
   Stock Option Agreement...............................................
   Background of and Reasons for the Affiliation.......................
   Opinion of Financial Advisor to FUSB................................
   Recommendation of the Board of Directors............................
   Exchange of FUSB Common Stock.......................................
   No Dissenters' or Appraisal Rights..................................
   Resale of ONB Common Stock by FUSB Affiliates.......................
   Conditions to Consummation..........................................
   Termination.........................................................
   Restrictions Affecting FUSB.........................................
   Regulatory Approvals................................................
   Accounting Treatment for the Affiliation............................
   Effective Date......................................................
   Management, Personnel and Operations After the Affiliation..........
   Interests of Certain Persons in the Affiliation.....................

FEDERAL INCOME TAX CONSEQUENCES........................................
   Tax Ruling..........................................................
   Tax Consequences to ONB and FUSB....................................
   Tax Consequences to FUSB Shareholders...............................

COMPARATIVE PER SHARE DATA.............................................
   Nature of Trading Market............................................
   Dividends...........................................................
   Existing and Pro Forma Per Share Information........................

PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.....................

DESCRIPTION OF ONB.....................................................
   Business............................................................
   Acquisition Policy and Pending Affiliations.........................
   Incorporation of Certain Information by Reference ..................

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                            PAGE
                                                                            ----
DESCRIPTION OF FUSB.....................................................
   Business.............................................................
   Incorporation of Certain Information by Reference....................

REGULATORY CONSIDERATIONS...............................................
   Regulation of ONB and Affiliates.....................................
   Regulation of FUSB...................................................
   Capital Adequacy Guidelines..........................................
   Branching and Acquisitions...........................................
   Interstate Banking ..................................................
   FDICIA ..............................................................
   Deposit Insurance....................................................
   Recent Legislation ..................................................
   Additional Matters...................................................

COMPARISON OF COMMON STOCK..............................................
   Authorized But Unissued Shares.......................................
   Preemptive Rights....................................................
   Dividend Rights......................................................
   Voting Rights........................................................
   Dissenters' Rights...................................................
   Liquidation Rights...................................................
   Assessment and Redemption............................................
   Anti-Takeover Provisions.............................................
   Director Liability...................................................
   Director Nominations.................................................

ELECTION OF FUSB DIRECTORS..............................................
   Nominees and Directors...............................................
   Meetings and Committees of the Board of Directors....................
   Remuneration of Named Executive Officer..............................
   Stock Options........................................................
   Employment Agreements................................................
   Compensation of Directors............................................
   Transactions with Certain Related Persons............................

OPINIONS................................................................

EXPERTS.................................................................

OTHER MATTERS...........................................................

APPENDICES:
   A.  Amended and Restated Agreement of Affiliation and Merger........     A-1
   B.  Purchase and Assumption Agreement...............................     B-1
   C.  Fairness Opinion of McDonald & Co. Securities, Inc..............     C-1

                             AVAILABLE INFORMATION

          ONB and FUSB are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith ONB files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"), while FUSB, as a federally chartered savings bank, files such information with the Office of Thrift Supervision ("OTS"). Such reports, proxy statements and other information filed by ONB may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and may also be inspected and copied at prescribed rates at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Reports, proxy statements and other information filed by FUSB may be inspected and copied at the public information office of the OTS, 1700 G Street, N.W., Washington, D.C. 20522, and at the OTS Chicago Office located at 111 East Wacker Drive, Suite 800, Chicago, Illinois 60601. ONB Common Stock is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System and FUSB Common Stock is quoted on the NASDAQ Small Capital Market System, and reports, proxy statements and other information concerning ONB are available for inspection and copying at prescribed rates at the office of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

          ONB has filed with the SEC a Registration Statement on Form S-4 under the Securities Act of 1933, as amended ("Securities Act"), with respect to the shares of ONB Common Stock to be issued in connection with its affiliation with FUSB. This Proxy Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement, including the exhibits filed as a part thereof or incorporated therein by reference, which can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the addresses set forth above.

          All information contained in this Proxy Statement with respect to FUSB has been supplied by FUSB, and all information contained in this Proxy Statement with respect to ONB has been supplied by ONB.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

THIS PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (EXCLUDING UNINCORPORATED EXHIBITS) ARE AVAILABLE WITHOUT CHARGE TO EACH PERSON (INCLUDING ANY BENEFICIAL OWNER) TO WHOM THIS PROXY STATEMENT IS DELIVERED UPON WRITTEN OR ORAL REQUEST. DOCUMENTS RELATING TO ONB MAY BE REQUESTED FROM, JEFFREY L. KNIGHT, CORPORATE SECRETARY AND GENERAL COUNSEL, OLD NATIONAL BANCORP, 420 MAIN STREET, P.O. BOX 718, EVANSVILLE, INDIANA 47705, (812) 464-1363. DOCUMENTS RELATING TO FUSB MAY BE REQUESTED FROM WILLIAM M. MARLEY, PRESIDENT, FIRST UNITED SAVINGS BANK, f.s.b., ONE NORTH LOCUST STREET, GREENCASTLE, INDIANA 46135, (317) 653-9793. IN ORDER TO ASSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUESTS SHOULD BE MADE BY OCTOBER --, 1995.

          The following documents previously filed by ONB (SEC File No. 0-10888) with the SEC and FUSB (Docket No. 4886) with the OTS pursuant to the Exchange Act are incorporated herein by reference:

1. ONB's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.
2.  ONB's Annual Report on Form 10-K for the fiscal year ended December 31,
    1994.
3. ONB's Annual Report to Shareholders for the fiscal year ended December 31, 1994.
4. The description of ONB's common stock contained in ONB's Current Report on Form 8-K, dated January 6, 1983, and the description of ONB's Preferred Stock Purchase Rights contained in ONB's Form 8-A, dated March 1, 1990, including the Rights Agreement, dated March 1, 1990, between the Registrant and Old National Bank, as Trustee.
5.  FUSB's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.
6. The following information contained in the specified pages of FUSB's Annual Report for its fiscal year ended June 30, 1995, accompanying this Proxy Statement, is specifically incorporated by reference: (a) audited consolidated financial statements of FUSB, the notes thereto and the Report of Independent Auditors on pages --- to ---, (b) Common Stock Data on page --- (under the caption "Market Price and Dividends"), (c) Selected Consolidated Financial Data on page ---, and (d) Management's Discussion and Analysis of Financial Condition and Results of Operations (under the caption "Management's Discussion and Analysis") on pages --- through ---.

          All documents subsequently filed by ONB pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date on which the Annual Meeting is held shall be deemed to be incorporated by reference into this Proxy Statement and to be a part hereof from the date of filing such documents.

          A COPY OF THE ANNUAL REPORT OF FUSB FOR THE FISCAL YEAR ENDED JUNE 30, 1995 ACCOMPANIES THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE AS SPECIFIED ABOVE.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

ANY STATEMENTS CONTAINED IN THIS PROXY STATEMENT INVOLVING MATTERS OF OPINION, WHETHER OR NOT SO STATED, ARE INTENDED AS SUCH AND NOT AS REPRESENTATIONS OF FACT. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT, NOR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES COVERED HEREBY AT ANY TIME SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ONB OR FUSB SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROXY STATEMENT.

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere herein and was prepared to assist FUSB shareholders in their review of the Proxy Statement. This summary does not purport to be complete and is qualified in all respects by reference to the full text of this Proxy Statement and the appendices hereto.


THE ANNUAL MEETING:


Date, Time and Place of              October 31, 1995, at 2:00 p.m., local time,
Annual Meeting                       at the main office of FUSB, located at One
                                     Locust Street, Greencastle, Indiana.

Purpose of Annual Meeting            (1) To consider and vote upon the Amended
                                     and Restated Agreement of Affiliation and Merger ("Agreement"), under the terms of which FUSB will affiliate with ONB. A copy of the Agreement, which is incorporated herein by reference, is attached to this Proxy Statement as Appendix A. (2) To elect two Directors of FUSB for terms expiring in 1998, subject to earlier termination as a consequence of the affiliation with ONB.
                                     See "NOTICE OF ANNUAL MEETING OF
                                     SHAREHOLDERS" and the discussions under the captions "GENERAL INFORMATION," "PROPOSED
                                     AFFILIATION," and "ELECTION OF FUSB
                                     DIRECTORS."

Required Shareholder Vote on         The affirmative vote, in person or by
Agreement                            proxy, of the holders of at least two-
                                     thirds of the issued and outstanding shares of FUSB Common Stock is required for approval of the Agreement. As of September
                                     8, 1995, members of the Board of Directors and executive officers of FUSB beneficially owned in the aggregate, directly and indirectly, approximately 12.45% of the outstanding shares of FUSB Common Stock, including shares subject to option which must be exercised prior to the affiliation with ONB. See "GENERAL INFORMATION,"
                                     "PROPOSED AFFILIATION -- Conditions to
                                     Consummation." The approval of the
                                     Agreement by the shareholders of ONB is not required.

Required Shareholder Vote on         The nominees for Director of FUSB this year
Election of Directors                are Earl E. Clodfelter and William M.
                                     Marley, each of whom is a current Director of FUSB. The election of Directors requires receipt of a plurality of affirmative votes cast at the Annual Meeting. Shareholders are entitled to vote their shares cumulatively for the election of Directors.
                                     See "GENERAL INFORMATION" and "Election of
                                     FUSB Directors."

Shares Outstanding and Entitled to   As of September 8, 1995, there were 546,550
Vote                                 shares of FUSB Common Stock issued and
                                     outstanding. Shareholders of FUSB of record at the close of business on September 8, 1995, are entitled to notice of, and to vote at, the Annual
                                     Meeting. See "GENERAL INFORMATION."

Revocable Proxies                    Proxies are revocable at any time before
                                     they are exercised by means of a later
                                     dated proxy delivered to FUSB, by written notice delivered to the Secretary of FUSB or in person at the Annual Meeting. See
                                     "GENERAL INFORMATION."

THE PARTIES TO THE
AFFILIATION:

Old National Bancorp                 As the largest independent bank holding
420 Main Street                      company headquartered in the State of
Evansville, Indiana 47708            Indiana, ONB owns and operates 23 affiliate
(812) 464-1434                       banks with 112 offices located in the tri-
                                     state area of southwestern Indiana,
                                     southern and eastern Illinois and
                                     northwestern Kentucky. As of June 30, 1995,
                                     ONB had total assets of approximately $4.4 billion and its ratio of total capital to risk-adjusted assets was 15.79%. This capital ratio is well in excess of applicable regulatory requirements. See
                                     "DESCRIPTION OF ONB."

                                     ONB is currently analyzing a number of
                                     potential acquisitions. As of the date of this Proxy Statement, ONB has entered into definitive agreements to acquire (i) City National Bancorp, Inc. ("City National"), Fulton, Kentucky and (ii) Shawnee Bancorp, Inc. ("Shawnee Bancorp"), Harrisburg, Illinois, in connection with which
                                     Shawnee Bancorp's wholly-owned subsidiary, the Bank of Harrisburg, will merge into the First National Bank of Harrisburg, an affiliate of ONB. See "DESCRIPTION OF ONB -- Acquisition Policy and Pending Affiliations."

First United Savings Bank, f.s.b.    FUSB is a federally chartered savings bank
One North Locust Street              with full-service offices located in
Greencastle, Indiana 46135           Greencastle and Bloomington, Indiana and a
(317) 653-9793                       loan production office located in Danville,
                                     Indiana. It owns one operating subsidiary, Greenmark, Inc., which markets and sells property, casualty, life and crop insurance
                                     ("Greenmark"), as well as a non-operating subsidiary, Kirkwood Corporation. As of
                                     June 30, 1995, FUSB had total assets of
                                     approximately $142 million and its ratio of total capital to risk-adjusted assets was 11.4%. See "DESCRIPTION OF FUSB."

THE AFFILIATION:

Description of the                   Under the Agreement and its related
Affiliation                          Purchase and Assumption Agreement (attached
                                     as Appendix B), the affiliation between
                                     FUSB and ONB will be accomplished through three sequential steps: (1) the Asset
                                     Purchase ~ First Citizens Bank & Trust
                                     Company, ONB's affiliate bank in
                                     Greencastle ("First Citizens"), will
                                     purchase the assets and assume the
                                     liabilities of the office of FUSB located in Greencastle and the loan production office located in Danville for a purchase price equal to the fair market value of those assets and liabilities; (2) the

                                     Greenmark Purchase ~ First Citizens will purchase the outstanding stock of Greenmark from FUSB for a purchase price of $310,000; and (3) the Merger ~ FUSB, as it exists following these steps, will merge with and into a newly formed savings bank subsidiary of ONB. The Asset Purchase, Greenmark Purchase and Merger are collectively referred to herein as the "Affiliation."

                                     As a result of these steps, FUSB's existing operations will be divided geographically with First Citizens acquiring the Greencastle and Danville operations, as well as Greenmark, and with ONB directly acquiring the Bloomington office as a separately operating savings bank ("New FUSB"). All of the steps are dependent upon each other and will consummate sequentially on the effective date of the Affiliation. See "PROPOSED AFFILIATION -- Description of the Affiliation" and Appendices A and B of this Proxy Statement.

Exchange of FUSB Common Stock        At the effective date of the Affiliation,
                                     each outstanding share of FUSB Common Stock
                                     (other than those 1,000 shares owned by
                                     Greenmark, which will be canceled and
                                     including 35,650 shares currently subject to options, which are required by the terms of the Agreement to be exercised prior to such time) will be converted into the right to receive .8925 of a share of ONB Common
                                     Stock, subject to adjustment in the event of certain deviations in the market price of ONB Common Stock. No fractional shares will be issued and ONB will pay cash for any fractional share interests resulting from the Exchange Ratio. The price at which ONB Common Stock traded on ----------,
                                     1995, as reported by the NASDAQ National
                                     Market System, was $----- per share. See
                                     "PROPOSED AFFILIATION -- Exchange of FUSB
                                     Common Stock" and Appendix A to this Proxy
                                     Statement.

Reasons for the Affiliation          After careful review and consideration,
                                     FUSB's Board of Directors has determined that the terms of the Affiliation are fair to, and in the best interest of, FUSB and its shareholders. FUSB's Board believes that the Affiliation will provide significant value to all FUSB shareholders and, at the same time, enable holders of FUSB Common Stock to participate in the expanded opportunities for growth that the Affiliation will make possible. FUSB's
                                     Board also determined that the Affiliation would have a positive, long-term impact on its customers and employees and the communities it serves. See "PROPOSED
                                     AFFILIATION -- Background of and Reasons for the Affiliation."

Opinion of FUSB's Financial Advisor  FUSB has retained McDonald & Company
                                     Securities, Inc. ("McDonald & Company") as its financial advisor in the Affiliation. McDonald & Company rendered its oral opinion on September 29, 1994, which was subsequently confirmed in writing, that as of the date of such opinion, the Exchange Ratio pursuant to the Affiliation was fair, from a financial point of view, to the holders of FUSB Common Stock. The opinion was updated and confirmed on the date of this Proxy Statement. A copy of the opinion of McDonald & Company dated as of the date of this Proxy Statement is attached hereto as Appendix C and should be read in its entirety with respect to the assumptions made, limitations on reviews undertaken and other matters. See "PROPOSED AFFILIATION -- Opinion of Financial Advisor to FUSB."

Recommendation of the                The Board of Directors of FUSB has
Board of Directors of                unanimously approved the Agreement and
FUSB                                 recommends that FUSB shareholders approve
                                     the Agreement. See "PROPOSED AFFILIATION --
                                     "Background of and Reasons for the
                                     Affiliation" and "Recommendation of the
                                     Board of Directors."

Conditions to the                    Consummation of the Affiliation is subject
Affiliation                          to certain conditions which include, among
                                     others, (1) approval of the Agreement by the affirmative vote of the holders of at least two-thirds of the outstanding shares of FUSB Common Stock, (2) receipt of regulatory approvals for each step of the Affiliation, and (3) receipt of a private letter ruling from the Internal Revenue
                                     Service or an opinion of counsel with
                                     respect to certain federal income tax
                                     matters. The Affiliation will not proceed unless all of the conditions relating to each step are met. For tax purposes, the Asset Purchase and the Greenmark Purchase must be consummated prior to the Merger.
                                     See "PROPOSED AFFILIATION -- Conditions to
                                     Consummation."

Termination of the Affiliation       The Agreement may be terminated before the
                                     Affiliation becomes effective upon the
                                     occurrence of certain events which include, among others, (1) a misrepresentation or breach of any representation or warranty set forth in the Agreement by ONB or FUSB, which would result in material adverse change in either ONB or FUSB on a consolidated basis, (2) a breach of or failure to comply with any covenant or mutual agreement set forth in the Agreement by ONB or FUSB, (3) the commencement or threat of certain claims, proceedings or litigation, (4) a material adverse change in ONB or FUSB, since June 30, 1994, and
                                     (5) the Affiliation not having been
                                     consummated by January 31, 1996. Further,
                                     ONB may terminate the Affiliation if it
                                     reasonably determines that a condition
                                     imposed by a regulatory agency in
                                     connection with antitrust implications of the Affiliation would render consummation of the Affiliation unacceptable or otherwise imprudent, or if the Affiliation is not able to be consummated because of agency disapproval or if a lawsuit is instituted to enjoin the Affiliation on antitrust grounds. At present, ONB does not anticipate that any conditions to consummation of the Asset Purchase will be imposed for antitrust purposes. The parties may also mutually agree to terminate the Agreement. See "PROPOSED AFFILIATION --
                                     Termination."

Effective Date of the                ONB and FUSB anticipate that the
Affiliation                          Affiliation will be completed in the last
                                     calendar quarter of 1995. See "PROPOSED
                                     AFFILIATION -- Effective Date."

Management, Personnel and            The Directors and officers of FUSB will
Operations After the                 continue to serve following the effective
Affiliation                          date of the Affiliation until otherwise
                                     determined by ONB. ONB has agreed that the six Directors of FUSB will continue to serve for not less than three years following the effective date with the directors residing in and around
                                     Greencastle serving First Citizens and the directors residing in and around
                                     Bloomington serving New FUSB. William M.
                                     Marley, President of FUSB, will serve as Vice Chairman of First Citizens, and other officers and employees will serve in capacities similar to those held prior to the Affiliation, with those serving in Bloomington serving New FUSB's operations and those serving in Greencastle and Danville serving First Citizens' operations. Following the Affiliation, employees of FUSB will receive benefits in accordance with the current policies and employee benefit plans of ONB, subject to the continuation of certain of FUSB plans until December 31, 1995. See "PROPOSED
                                     AFFILIATION -- Description of the
                                     Affiliation" and "Management, Personnel and
                                     Operations After the Affiliation."

Federal Income Tax                   ONB and FUSB have requested a private
Consequences to FUSB                 letter ruling from the Internal Revenue
Shareholders                         Service to the effect that the Affiliation
                                     will constitute a tax-free reorganization, but if such a ruling is not received prior to consummation of the Affiliation, ONB's counsel, Krieg DeVault Alexander &
                                     Capehart, has agreed to render a tax
                                     opinion as to the tax consequences of the Affiliation. In general, FUSB shareholders who receive solely ONB Common Stock in exchange for their shares of FUSB Common
                                     Stock will not recognize gain or loss as a result of the exchange. Shareholders are urged to consult with their tax advisors with respect to the tax consequences of the Affiliation to them. See "FEDERAL INCOME
                                     TAX CONSEQUENCES."

No Dissenters' Rights                Shareholders of FUSB have no dissenters' or
                                     appraisal rights in connection with the
                                     Affiliation under federal law applicable to FUSB. See "PROPOSED AFFILIATION -- No
                                     Dissenters' or Appraisal Rights."

Interests of Certain Persons in      Certain members of management and the Board
the Affiliation                      of Directors of FUSB have interests in the
                                     Affiliation that are in addition to those of FUSB shareholders generally. See
                                     "PROPOSED AFFILIATION -- Interests of
                                     Certain Persons in the Affiliation."

Resale of ONB Common Stock           Certain resale restrictions apply to the
                                     sale or transfer of shares of ONB Common
                                     Stock issued to Directors, executive
                                     officers and 10% shareholders of FUSB in exchange for their shares of FUSB Common
                                     Stock. See "PROPOSED AFFILIATION -- Resale of ONB Common Stock by FUSB Affiliates."

Comparative Shareholder Rights       The rights of shareholders of ONB and
                                     shareholders of FUSB differ in a number of respects. Upon consummation of the
                                     Affiliation, FUSB
                                     shareholders who receive ONB Common Stock will take such stock subject to its terms and conditions. The Articles of
                                     Incorporation of ONB contain certain anti-takeover measures which may discourage or render more difficult a subsequent takeover of ONB by another corporation. Further, ONB has adopted a shareholder rights plan which has a similar consequence. See "COMPARISON
                                     OF COMMON STOCK.

Trading Market for Common Stock      Shares of ONB Common Stock are traded on
                                     the NASDAQ National Market System. The
                                     closing price of ONB Common Stock as
                                     reported by the NASDAQ National Market
                                     System was $35.25 per share on September
                                     29, 1994, the business day before the
                                     Affiliation was publicly announced, and was $----- per share on -----------, 1995. Both of these per share prices of ONB Common
                                     Stock reflect the 5% stock dividend issued by ONB on February 10, 1995.

                                     Shares of FUSB Common Stock are traded in the over-the-counter market and are listed on the NASDAQ. The high and low bid prices of FUSB Common Stock as reported by NASDAQ were:

                                     .    each $21.25 per share on July 26,
                                          1994, the day before FUSB retained
                                          McDonald & Company,

                                     .    each $20.50 per share on September 29,
                                          1994, the day before the Affiliation
                                          was publicly announced, and

                                     .    $----- and $----- per share on
                                          September -----, 1995.

                                     Assuming the Affiliation had been
                                     consummated on September ---, 1995, FUSB shareholders entitled to receive ONB Common Stock would have received, in exchange for all of the shares of FUSB Common Stock, --------------- shares of ONB Common Stock having an aggregate market value of approximately $----- million, which represents $------ per share of FUSB Common Stock (including cash received in lieu of any fractional share interest). See "COMPARATIVE PER SHARE DATA."

                   SUMMARY OF SELECTED FINANCIAL DATA -- ONB
            (UNAUDITED--DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

  The following summary sets forth selected consolidated financial information relating to ONB giving effect to the consummated affiliation with Citizens National Bank Corporation, Tell City, Indiana, and Oblong Bancshares, Inc., Oblong, Illinois which occurred in 1995. This information should be read in conjunction with the financial statements and notes incorporated herein by reference.


                                                                     Twelve Months ended December 31,
                                                      --------------------------------------------------------------
                                                         1994         1993         1992         1991         1990
                                                      ----------   ----------   ----------   ----------   ----------
Results of Operations
---------------------
  (Taxable equivalent basis)
  Interest income                                     $  308,636   $  302,728   $  315,087   $  348,575   $  356,156
  Interest expense                                       126,109      124,958      144,908      190,721      210,573
                                                      ----------   ----------   ----------   ----------   ----------
  Net interest income                                    182,527      177,770      170,179      157,854      145,583
  Provision for loan losses                                6,241        9,989       11,731       11,514       10,025
                                                      ----------   ----------   ----------   ----------   ----------
  Net interest income after
    provision for loan losses                            176,286      167,781      158,448      146,340      135,558
  Noninterest income                                      33,656       32,451       28,082       25,452       22,935
  Noninterest expense                                    134,774      125,525      113,548      108,022      101,773
                                                      ----------   ----------   ----------   ----------   ----------
  Income before income taxes                              75,168       74,707       72,982       63,770       56,720
  Income taxes                                            27,190       28,534       28,245       23,918       21,365
                                                      ----------   ----------   ----------   ----------   ----------
  Net income                                          $   47,978   $   46,173   $   44,737   $   39,852   $   35,355
                                                      ==========   ==========   ==========   ==========   ==========

Year-End Balances
-----------------
  Total assets                                        $4,386,839   $4,233,780   $3,949,725   $3,917,024   $3,857,020
  Total loans--net of unearned income                  2,718,041    2,456,946    2,279,245    2,264,064    2,244,545
  Total deposits                                       3,469,753    3,484,294    3,343,146    3,223,359    3,200,193
  Shareholders' equity                                   391,223      383,367      356,890      329,892      314,378

Per Share Data (1)
------------------
  Net income - primary                                $     2.03   $     1.95   $     1.88   $     1.67   $     1.43
  Net income -
    fully diluted (2)                                       1.98         1.90         1.82         1.62         1.43
  Cash dividends paid                                       0.88         0.76         0.72         0.69         0.66
  Book value at year-end                                   16.75        16.18        15.00        13.72        12.65

Selected Performance Ratios
---------------------------
(based on averages)
  Return on assets                                          1.12%        1.12%        1.14%        1.04%        0.95%
  Return on equity                                         12.29        12.56        13.06        12.45        11.32
  Equity to assets                                          9.14         8.89         8.75         8.39         8.38
  Primary capital to assets                                10.12         9.83         9.65         9.23         9.21
  Net charge-offs to average loans                          0.31         0.27         0.35         0.41         0.55
  Allowance for loan losses to average loans                1.62         1.65         1.56         1.42         1.44

(1)  Restated for all stock dividends.
(2)  Assumes the conversion of ONB's subordinated debentures.
     In years prior to 1991, the assumed conversion would not be significant.

           (UNAUDITED -- DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                              Six Months ended June 30,
                                                              -------------------------
                                                                  1995        1994
                                                               ----------   ----------
Results of Operations
---------------------
  (Taxable equivalent basis)
  Interest income                                              $  169,354   $  149,410
  Interest expense                                                 77,768       59,949
                                                               ----------   ----------
  Net interest income                                              91,586       89,461
  Provision for loan losses                                         2,183        3,018
                                                               ----------   ----------
  Net interest income after provision
    for loan losses                                                89,403       86,443
  Noninterest income                                               18,869       17,068
  Noninterest expense                                              68,247       64,796
                                                               ----------   ----------
  Income before income taxes                                       40,025       38,715
  Income taxes                                                     15,711       15,081
                                                               ----------   ----------
  Net income                                                   $   24,314   $   23,634
                                                               ----------   ----------

Period-End Balances
-------------------
  Total assets                                                 $4,429,994   $4,249,617
  Total loans--net of unearned income                           2,811,216    2,583,073
  Total deposits                                                3,595,004    3,434,838
  Shareholders' equity                                            394,517      391,134

Per Share Data (1)
------------------
  Net income - primary                                         $     1.05   $     1.00
  Net income - fully diluted (2)                                     1.02         0.97
  Cash dividends paid                                                0.46         0.44
  Book value at period-end                                          17.24        16.61

Selected Performance Ratios
---------------------------
  (based on averages)
  Return on assets                                                   1.11%        1.12%
  Return on equity                                                  12.44        12.22
  Equity to assets                                                   8.95         9.15
  Primary capital to assets                                          9.97        10.24
  Net charge-offs to average loans                                   0.08         0.13
  Allowance for loan losses to average loans                         1.49         1.68

(1)  Restated for all stock dividends.
(2)  Assumes the conversion of ONB's subordinated debentures.

                   SUMMARY OF SELECTED FINANCIAL DATA -- FUSB

  The following summary sets forth selected consolidated financial information relating to FUSB. This information should be read in conjunction with the financial statements and notes incorporated herein by reference.

                                                                              Twelve Months ended June 30,
                                                        --------------------------------------------------------------------------
                                                            1995            1994            1993           1992           1991
                                                        ------------    ------------    ------------   ------------   ------------
Results of Operations
---------------------
  (Taxable equivalent basis)
  Interest income                                       $  9,537,512    $  8,686,589    $  9,219,921   $ 10,821,579   $ 12,337,901
  Interest expense                                         5,858,417       5,414,275       6,175,994      7,784,664      9,129,001
                                                        ------------    ------------    ------------   ------------   ------------
  Net interest income                                      3,679,095       3,272,314       3,043,927      3,036,915      3,208,900
  Provision for loan losses                                  745,774         121,614          89,674        127,391         57,313
                                                        ------------    ------------    ------------   ------------   ------------
  Net interest income after
    provision for loan losses                              2,933,321       3,150,700       2,954,253      2,909,524      3,151,587
  Noninterest income                                         603,668         599,654         582,538        710,855        504,347
  Noninterest expense (1)                                  4,476,285       5,408,571       2,824,628      3,476,139      3,031,596
                                                        ------------    ------------    ------------   ------------   ------------
  Income (loss) before income taxes
    and cumulative effect of change
    in accounting principle                                 (927,048)     (1,658,217)        712,163        144,240        624,338
  Income taxes                                              (277,000)       (657,800)        228,500        (14,000)       243,000
                                                        ------------    ------------    ------------   ------------   ------------
  Income (loss) before cumulative effect
    of change in accounting principle                       (650,048)     (1,000,417)        483,663        158,240        381,338
  Cumulative effect of change in
    accounting principle                                         ---             ---             ---         30,400            ---
                                                        ------------    ------------    ------------   ------------   ------------
  Net income                                               ($650,048)    ($1,000,417)   $    483,663   $    188,640   $    381,338
                                                        ============    ============    ============   ============   ============

Year-End Balances
-----------------
  Total assets                                          $142,039,710    $133,703,636    $138,590,017   $130,060,846   $137,675,350
  Total loans--net of unearned income                    121,593,615     110,900,334     111,765,436    102,010,050    102,621,053
  Total deposits                                         112,343,290     113,248,577     116,902,114    116,090,522    121,798,106
  Shareholders' equity                                  $  9,240,514    $  9,841,899    $ 10,972,468   $ 10,523,197   $ 10,486,335

Per Share Data
--------------
  Net income (loss)                                           ($1.15)         ($1.84)   $        .90   $        .35   $        .71
  Cash dividends paid                                              -    $        .24    $        .20   $        .40   $        .60
  Book value at year-end                                $      16.93    $      18.15    $      20.23   $      19.52   $      19.46

Selected Performance Ratios
---------------------------
(based on averages)
  Return on assets                                              (.48%)          (.73%)           .36%           .14%           .28%
  Return on equity                                             (7.30%)         (9.16%)          4.50%          1.78%          3.65%
  Equity to assets                                              6.56%           8.01%           7.98%          7.85%          7.68%
  Primary capital to assets                                      5.8%            6.2%            7.9%           8.0%           6.1%
  Net charge-offs to average loans                               .11%            .04%            .07%           .06%           .07%
  Allowance for loan losses to average loans                     .74%            .22%            .15%           .14%           .08%

(1) Includes charges for declines in net realizable value of direct investments in real estate and investment securities of $200,000, $2,463,000 and $625,000 in fiscal 1995, 1994 and 1992, respectively.

     PROSPECTUS                                      PROXY STATEMENT
         OF                                                 OF
OLD NATIONAL BANCORP                         FIRST UNITED SAVINGS BANK, F.S.B.


                       ---------------------------------

                       ANNUAL MEETING OF SHAREHOLDERS OF
                       FIRST UNITED SAVINGS BANK, F.S.B.
                         TO BE HELD ON OCTOBER 31, 1995

                       ---------------------------------


                              GENERAL INFORMATION

  This Proxy Statement is furnished to the shareholders of FUSB in connection with the solicitation by the Board of Directors of FUSB of proxies for use at the Annual Meeting of Shareholders to be held on October 31, 1995, at 2:00 p.m., local time, at the main office of the FUSB located at One North Locust Street, Greencastle, Indiana 46135. This Proxy Statement is first being mailed to FUSB shareholders on October ---, 1995.

  The purposes of the Annual Meeting of Shareholders are to (1) consider and vote upon the Agreement, under the terms of which FUSB will affiliate with ONB and each outstanding share of FUSB Common Stock will be converted into the right to receive .8925 of a share of ONB Common Stock, subject to adjustment described hereinafter; (2) elect two Directors of FUSB for terms expiring in 1998, subject to earlier termination as a consequence of the Affiliation; and (3) transact such other business which may properly be presented at the Annual Meeting or any adjournment thereof.

  Only holders of FUSB Common Stock of record at the close of business on September 8, 1995 ("Record Date") are entitled to notice of, and to vote at, the Annual Meeting. There were 546,550 shares of FUSB Common Stock outstanding on the Record Date, which were held of record by approximately --- shareholders. A majority of outstanding shares of Common Stock of FUSB entitled to vote, represented in person or by proxy, at the Annual Meeting is necessary for a quorum. Shareholders who abstain, cast broker non-votes or withhold authority to vote on one or more Director nominees will be deemed present at the Annual Meeting for purposes of determining whether a quorum is present.

  The affirmative vote of the holders of at least two-thirds of the outstanding shares of FUSB Common Stock is required for approval of the Agreement, for which matter each share of FUSB Common Stock is entitled to one vote. Directors will be elected upon receipt of a plurality of affirmative votes cast at the Annual Meeting. See "ELECTION OF FUSB DIRECTORS." In the election of Directors, every holder of a share of FUSB Common Stock has the right to vote his shares cumulatively. Under cumulative voting, the number of shares a shareholder is entitled to vote multiplied by the number of Directors to be elected represents the number of votes he may cast at such election, and he may cast all such votes for one candidate or distribute them among any two or more candidates.

  The cost of soliciting proxies will be borne by FUSB. In addition to use of the mails, proxies may be solicited personally or by telephone or telegraph by directors, officers and certain employees of FUSB, who will not be specially compensated for such soliciting.

  The shares represented by proxies properly signed and returned will be voted at the Annual Meeting as instructed by the shareholders of FUSB giving the proxies. In the absence of specific instructions to the contrary, proxies will be voted FOR approval of the Agreement described in this Proxy Statement, FOR election of the slated Directors and in accordance with the recommendation of the Board of Directors of FUSB with respect to any other matter which may properly be presented at the Annual Meeting. Unless otherwise specified on the accompanying proxy, it is the intention of the persons named in the proxy to cast one vote per share for each of the Director nominees named herein. However, such persons reserve the right to vote each proxy cumulatively and for the election of fewer than all of the nominees for Directors, but they do not intend to do so unless candidates other than those Director nominees named herein are proposed at the Annual Meeting by persons other than the Board of Directors.

  Any shareholder giving a proxy has the right to revoke it at any time before it is exercised. Therefore, execution of a proxy will not affect a shareholder's right to vote in person if he or she attends the Annual Meeting. Revocation may be made by a later dated proxy delivered to FUSB, by written notice delivered to the Secretary of FUSB prior to the Annual Meeting, or by written notice delivered to the Secretary of FUSB at the Annual Meeting. To be effective, any revocation must be received before the proxy is exercised.


                                  PROPOSED AFFILIATION

  At the Annual Meeting, shareholders of FUSB will consider and vote upon the Agreement, certain features of which are summarized below. The following summary of certain aspects of the Agreement does not purport to be a complete description of the terms and conditions of the Agreement and is qualified in its entirety by reference to the Agreement, which is attached to this Proxy Statement as Appendix A and is incorporated herein by reference.

DESCRIPTION OF THE AFFILIATION

  The Affiliation involves three sequential steps, the purpose of which is to divide the operations of FUSB geographically within the ONB organization:

  (1) The Asset Purchase. In the first step of the Affiliation, First Citizens will purchase the assets and assume the liabilities of the full service branches of FUSB located in Greencastle and of the loan production office located in Danville, Indiana. In the transfer, First Citizens will pay the fair market value of the acquired assets and liabilities to FUSB. As a result, First Citizens will continue to operate as ONB's affiliate doing business in Putnam and Hendricks Counties. The specific provisions relating to the Asset Purchase are provided for in the Purchase and Assumption Agreement attached to this Proxy Statement as Appendix B.

  (2) The Greenmark Purchase. First Citizens will then purchase the outstanding stock of Greenmark from FUSB for a purchase price of $310,000. As permitted by Indiana law applicable to state banks, First Citizens will continue the property, casualty and crop insurance agency operations of Greenmark. It must, however, divest the life insurance operations to a third party, which will then independently market life insurance to First Citizens' customers.

  (3) The Merger. FUSB, as it exists following these steps, will immediately merge with ONB Interim Federal Savings Bank, a newly formed interim savings bank subsidiary of ONB, to create New FUSB. By reason of the merger, New FUSB will be a subsidiary of ONB. It will retain its corporate title and charter as a federal savings bank, continuing its Bloomington operations.

  All three steps will consummate sequentially on the effective date of the Affiliation. Under the terms of the Agreement, none of the steps may consummate independently; however, for tax purposes, the Asset Purchase and Greenmark Purchase must consummate prior to the Merger.

  As of June 30, 1995, FUSB had consolidated assets of $142.0 million, consolidated deposits of $112.3 million, consolidated shareholders' equity of $9.2 million and consolidated net income for the six calendar months then ended of $1.6 million. Based upon the pro forma financial information included elsewhere in this Proxy Statement and assuming that the Affiliation had been consummated on June 30, 1995, FUSB represented as of such date 3.21% of the consolidated assets of ONB, 3.12% of its consolidated deposits, 2.33% of its consolidated shareholders' equity and, for the six month period ended June 30, 1995, 6.58% of its consolidated net income. See "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION."

STOCK OPTION AGREEMENT

  At the time of execution of the Agreement, ONB and FUSB entered into a Stock Option Agreement dated as of September 29, 1994, as amended as of June 29, 1995 ("Stock Option Agreement"), pursuant to which FUSB granted an irrevocable option ("Option") to ONB to purchase up to such number of shares of FUSB Common Stock, which will, immediately following the exercise of the Option in its entirety, aggregate twenty-four and 80/100 percent (24.80%) of the issued and outstanding shares of FUSB Common Stock ("Option Shares") at a price per Option Share ("Purchase Price") equal to $26.50 per Option Share.

  The Stock Option Agreement provides that ONB may exercise the Option only if any of the following events has occurred: (i) the acquisition by any person or group of persons, other than ONB or any of its subsidiaries, of beneficial ownership of fifteen percent (15%) or more of the outstanding shares of FUSB Common Stock; (ii) the making by any person or group of persons, other than ONB or any of its subsidiaries, of a tender or exchange offer for fifteen percent (15%) or more of the shares of FUSB Common Stock if such person or group of persons has announced its opposition to the Affiliation or an intention not to vote in favor of the Affiliation or if such person or group of persons has announced its intention to enter into or entered into, an agreement to effect a merger consolidation, share exchange or other combination with FUSB; or (iii) the acceptance by FUSB of any firm proposal, however conditional or future, by any person or group of persons, other than ONB or any of its subsidiaries, to:
(a) acquire FUSB by merger, consolidation, purchase of all or substantially all of FUSB's assets or capital stock or any other similar transaction, or (b) make a tender or exchange offer described in (ii) above.

  If the conditions to exercise of the Option have been met, the Option may be exercised by ONB in whole or in part at any time prior to January 31, 1996, provided, however, that the Option will automatically expire if the Affiliation is consummated as contemplated by the Agreement. In the event that ONB exercises the Option, the option fee of $1,000 previously paid by ONB to FUSB will be applied against the Purchase Price of the Option Shares.

  The Stock Option Agreement provides that in the event that ONB has purchased all of the Option Shares pursuant to the Stock Option Agreement, ONB may require FUSB to pay ONB an amount in cash equal to the highest price paid or to be paid by any person or group of persons for any share of FUSB Common Stock (or the aggregate consideration paid for the assets of FUSB divided by the number of shares of FUSB Common Stock then outstanding), as the case may be, multiplied by the total number of Option Shares, plus interest at the rate of eight percent (8%) per annum from the date of the purchase of the Option Shares through the date of such repurchase. Additionally, the value of any such price or consideration other than cash will be determined, in the case of consideration with a readily-ascertainable market value, on the basis of such market value and, in the case of any other consideration, by agreement between ONB and FUSB.

  The Stock Option Agreement provides that in the event the Option is exercised by ONB and the Agreement is terminated in accordance with the terms thereof, FUSB will have the right to purchase, and ONB will have the right to require FUSB to purchase, for cash, all of the Option Shares purchased by ONB pursuant to the Stock Option Agreement. The purchase price for such Option Shares will be calculated in the manner described in the previous paragraph.

BACKGROUND OF AND REASONS FOR THE AFFILIATION

  Until 1985 Indiana banking laws prohibited banks located in Indiana from expanding outside of their home counties. Moreover, until 1989 federal law prohibited affiliations between healthy savings and loan associations and banks or bank holding companies. The changes since that time have been swift, first permitting in-state acquisitions of banks by bank holding companies, then permitting regional interstate acquisitions and finally permitting virtual nationwide expansion opportunities, including cross-industry acquisitions.
These developments stimulated aggressive acquisition activity among financial institutions located in Indiana and neighboring states, resulting in the entry of large bank holding companies into virtually every attractive market in the midwestern United States. Moreover, developments and deregulation in the industry generally have led to further increases in competition for financial institution services. Compounded by the significant increase in regulatory burdens over the past several years, these competitive factors have created an environment in which it is increasingly difficult for community organizations such as FUSB to achieve the economies of scale necessary to compete effectively.

  In April of 1994, FUSB received an unsolicited indication of interest from a bank holding company regarding an affiliation with FUSB. Partly in response to this unsolicited proposal and after an evaluation of the competitive and regulatory factors described above and other financial, legal, economic and market considerations, FUSB engaged McDonald & Company in June of 1994, to contact a number of institutions on behalf of FUSB which might be interested in a business combination with FUSB. On June 27, 1994, FUSB publicly announced its engagement of McDonald & Company. During June and July of 1994, 24 bank and thrift holding companies were contacted by McDonald & Company. The institutions contacted included companies which FUSB and McDonald & Company believed would have a strategic interest in FUSB and the financial ability to acquire FUSB and companies that expressed an interest in a business combination following FUSB's public announcement of its evaluation of strategic alternatives deemed to have the financial ability to pursue such a transaction. Twenty-two of those institutions executed confidentiality agreements, after which they were provided selected confidential information regarding FUSB. On July 27, 1994, FUSB announced that it had hired McDonald & Company to assist it in locating a financial institution with whom it might affiliate, and, as a result of that announcement, received contacts from a number of other financial institutions. As a result of these contacts, seven institutions submitted written proposals during July of 1994, and four were offered the opportunity to conduct a due diligence investigation of FUSB.

  Final proposals were submitted by three of these institutions, including ONB, in September of 1994. At a Board of Directors meeting held on September 16, 1994, FUSB, with the assistance of McDonald & Company and legal counsel, analyzed each proposal and determined that the proposal submitted by ONB provided the best opportunity for FUSB and its shareholders. As a result, the directors authorized McDonald & Company and its legal counsel to proceed with negotiations on behalf of FUSB for a definitive agreement with ONB.

  On the evening of September 29, 1994, the agreement was approved by both parties and a press release regarding the execution of that agreement was issued the next day. At the September 29, 1994 meeting of the FUSB Board, McDonald & Company rendered its oral opinion, which was subsequently delivered in writing, to the effect that, as of that date, the Exchange Ratio pursuant to the Affiliation was fair, from a financial point of view, to the holders of FUSB Common Stock. On the same date, FUSB granted ONB an option to acquire 24.8% of its Common Stock, in order to protect ONB's proposed affiliation with FUSB from other interested parties.

  After review of regulatory considerations regarding the proposed transaction, ONB and FUSB determined that it was in the best interests of the parties to structure the transaction in the steps comprised of the Asset Purchase, Greenmark Purchase and the Merger. To reflect this structure, the parties amended and restated the original agreement on June 29, 1995, and entered into the Purchase and Assumption Agreement relating to the Asset Purchase and Greenmark Purchase, annexed hereto as Appendix B.

  In determining to pursue the Affiliation, the Board of Directors of FUSB specifically considered financial, managerial and other information regarding ONB and its affiliate banks. In particular, the Board of Directors of FUSB evaluated the respective businesses, financial condition and future prospects of FUSB and ONB. The earnings history and stock performance of ONB were carefully reviewed and discussed with McDonald & Company with a view towards the investment potential for shareholders of FUSB.

  Among other items considered in this evaluation were the prospects of FUSB and ONB, as separate institutions and as combined; the compatibility of ONB's affiliate bank markets to those of FUSB; the anticipated tax-free nature of the Affiliation to FUSB shareholders receiving solely ONB Common Stock in exchange for their shares of FUSB Common Stock; the timeliness of a merger given the state of the economy and the stock markets as well as anticipated trends in both; regulatory requirements; relevant price information involving recent comparable bank acquisitions which occurred in the Midwest United States; an analysis of alternatives to affiliating with ONB, including other potential acquirors; the fact that the consideration to be received in the Affiliation by FUSB shareholders reflects a significant premium for FUSB Common Stock over the market prices at which such stock had traded in the weeks prior to the public announcement relating to the retention of McDonald & Company and the Affiliation on July 27, 1994 and September 30, 1994, respectively; the competitive process undertaken by FUSB with the assistance of McDonald & Company and the expressions of interest made by other financial institutions; the value implicit in the Exchange Ratio in relation to book value and earnings of FUSB and the dividend rate that FUSB shareholders who become ONB shareholders would be expected to enjoy as a result of the Affiliation; the terms of the Agreement; and McDonald & Company's fairness opinion.

  The Board of Directors of FUSB also considered the impact of the Affiliation on its customers and employees and the communities it serves. ONB's historical practice of retaining employees of acquired institutions with competitive salary and benefit programs was considered, as was the opportunity for training, education, growth and advancement of FUSB's employees within ONB or one of its affiliates. The Board of Directors of FUSB examined ONB's continuing commitment to the communities served by institutions previously acquired by ONB. Further, from the standpoint of customers, it was anticipated that more products and services would become available because of ONB's greater resources.

  Based upon the foregoing factors, the Board of Directors concluded that it was advantageous to affiliate with ONB. The importance of the various factors relative to one another cannot be precisely determined or stated.

OPINION OF FINANCIAL ADVISOR TO FUSB

  FUSB retained McDonald & Company to act as its financial advisor in connection with the Affiliation. McDonald & Company participated with management of FUSB in negotiating the terms of the Affiliation. Representatives of McDonald & Company attended meetings of FUSB's Board of Directors in connection with the evaluation of a possible business combination with another financial institution and in connection with the evaluation of the Affiliation, including the meeting held on September 29, 1994 at which time the Affiliation was approved. At such meeting, representatives of McDonald & Company made an oral presentation to FUSB's Board and reviewed with the Directors the various aspects of the Affiliation, including the financial terms and conditions thereof.

  At the September 29, 1994 meeting of FUSB's Board, McDonald & Company rendered its oral opinion to the effect that, as of that date, the Exchange Ratio pursuant to the Affiliation was fair, from a financial point of view, to the holders of FUSB Common Stock. In addition, McDonald & Company has delivered its written opinion to FUSB's Board dated as of September 29, 1994 and as of the date of this Proxy Statement stating that, as of September 29, 1994 and as of the date of this Proxy Statement, the Exchange Ratio pursuant to the Affiliation is fair, from a financial point of view, to the holders of FUSB Common Stock. McDonald & Company has consented to the inclusion herein of the summary of its opinion to FUSB's Board dated September 29, 1994 and to the reference to the entire opinion dated as of the date of this Proxy Statement attached hereto as Appendix C.

  THE FULL TEXT OF MCDONALD & COMPANY'S FAIRNESS OPINION ("OPINION"), DATED AS OF THE DATE OF THIS PROXY STATEMENT, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX C TO THIS PROXY STATEMENT. FUSB SHAREHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. MCDONALD & COMPANY HAS NOT MADE OR SOUGHT TO OBTAIN APPRAISALS OF FUSB' ASSETS IN RENDERING THE OPINION. NEITHER FUSB NOR ONB PLACED ANY LIMITATION UPON MCDONALD & COMPANY WITH RESPECT TO THE INVESTIGATIONS MADE OR PROCEDURES FOLLOWED BY MCDONALD & COMPANY IN RENDERING THE OPINION. THE OPINION IS DIRECTED SOLELY TO THE BOARD OF DIRECTORS OF FUSB AND CONCERNS ONLY THE CONSIDERATION PROVIDED FOR IN THE AGREEMENT AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY OF FUSB' SHAREHOLDERS AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE ANNUAL MEETING. THE SUMMARY OF THE OPINION SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION INCLUDED IN APPENDIX C HERETO.

  In arriving at its opinion, McDonald & Company reviewed, among other things, the Agreement together with exhibits and schedules thereto, certain publicly available information relating to the business, financial condition and operations of FUSB and ONB as well as certain other non-public information primarily financial in nature, furnished to it by FUSB and ONB relating to the respective businesses, earnings, assets, financial forecasts and prospects. McDonald & Company also held discussions with members of senior management of FUSB and ONB concerning their respective businesses, assets, financial forecasts and prospects. McDonald & Company also reviewed certain publicly available information concerning the trading of, and the trading market for, FUSB Common Stock and ONB Common Stock and certain publicly available information concerning comparable companies and transactions, all as more fully set forth in its opinion.

  McDonald & Company was not engaged to and did not conduct a physical inspection of any of the assets, properties or facilities of either FUSB or ONB, and was not engaged to do and has not made, obtained or been furnished with any independent evaluation or appraisal of any such assets, properties or facilities or any of the liabilities of FUSB or ONB. McDonald & Company has assumed and relied, without independent investigation, upon the accuracy and completeness of the financial and other information provided to it or publicly available, has relied upon the representations and warranties of FUSB and ONB contained in the Agreement, and has not independently attempted to verify any such information. McDonald & Company has also assumed that all of the conditions to the Affiliation as set forth in the Agreement, includng the tax-free treatment of the Affiliation to the shareholders of FUSB Common Stock, would be consummated on a timely basis in the manner contemplated by the Agreement. No limitations were imposed by FUSB upon McDonald & Company with respect to the scope of its investigation nor were any specific instructions given to McDonald & Company in connection with its opinion.

  In connection with rendering its opinion dated September 29, 1994, McDonald & Company considered a variety of financial analyses which are summarized below. McDonald & Company believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors may create an incomplete view of the analytical process underlying McDonald & Company's opinion. In its analyses, McDonald & Company made numerous assumptions with respect to industry performance, business and economic conditions, and other matters. Any estimates contained in McDonald & Company's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates.

  The following is a summary of selected analyses considered by McDonald & Company in connection with McDonald & Company's opinion dated September 29, 1994:

  COMPARISON WITH SELECTED COMPANIES. McDonald & Company compared the financial performance and stock market valuation of FUSB with corresponding data for the following selected thrifts: First Financial Bancorp, Inc., Glenway Financial Corp., Haverfield Corporation, LGF Bancorp, Inc., SuburbFed Financial Corp., Security Savings Bank, FSB, and United Financial Bancorp. In addition, McDonald & Company compared such data of ONB with the following selected banking companies: Citizens Banking Corporation, Commerce Bancshares, Inc., Chemical Financial Corporation, FirstMerit Corp., First Commerce Bancshares, First Financial Bancorp, FirsTier Financial, Inc., Fort Wayne National Corp., Hawkeye Bancorporation, Mid-America Bancorp, Mid Am, Inc., Peoples First Corporation, Park National Corp., and Star Banc Corp. At the time, none of the companies listed above had announced a merger transaction or disclosed a possible interest in pursuing a possible merger transaction which would have significantly affected its stock market valuation.

  PRO FORMA MERGER ANALYSES. McDonald & Company analyzed the changes in per share amount of earnings, book value and indicated dividend represented by one share of FUSB Common Stock after the Affiliation. The analysis was performed on the basis of financial information for both companies as of and for the twelve months ended June 30, 1994, December 31, 1993, and December 31, 1992. The analysis indicated, among other things, that exchanging one share of FUSB Common Stock at the Exchange Ratio for shares of ONB Common Stock on a pro forma basis would have resulted in a 59.5% increase in earnings per share for each share of FUSB Common Stock for the twelve months ended December 31, 1993, a 18.6% decrease in book value per share for each share of FUSB Common Stock as of June 30, 1994, and a 225.0% increase in dividends per share of FUSB Common Stock based on FUSB's and ONB's indicated annual dividend rate as of September 29, 1994.

  ANALYSIS OF SELECTED MERGER TRANSACTIONS. McDonald & Company reviewed four groups of selected pending thrift transactions involving (i) selling thrifts with total assets less than $400 million, (ii) selling thrifts having a tangible equity to assets ratio of more than 6.00%, (iii) selling thrifts having a return on assets of less than 0.70%, and (iv) selling thrifts having non-performing assets as a percent of total assests less than 2.00%. McDonald & Company reviewed the ratios of the offer value to stated book value and tangible book value, the multiple of the last twelve months earnings of the acquired company, and the ratio of the offer value to assets in each such transaction and computed mean and median ratios and multiples for each group. The calculations yielded ranges of median ratios of price to stated book value and tangible book value of 131% to 168% and 133% to 169%, respectively. Median multiples of earnings among the four groups ranged from 13.7x to 17.7x, and median ratios of offer value to assets ranged from 10.0% to 14.6%. Based on the Exchange Ratio and the ONB equivalent price per share as of September 29, 1994 of $36.50, the ratio of price to stated book value and tangible book value were 171% and 177%, respectively. The multiple of price to last twelve months earnings before extraordinary charges of FUSB through June 30, 1994 was 32.0x and the ratio of price to assets at June 30, 1994 was 13.5%.

  NO COMPANY OR TRANSACTION USED IN THE ABOVE ANALYSES AS A COMPARISON IS IDENTICAL TO FUSB, ONB, OR THE AFFILIATION. ACCORDINGLY, AN ANALYSIS OF THE RESULTS OF THE FOREGOING NECESSARILY INVOLVES COMPLEX CONSIDERATIONS AND JUDGEMENTS CONCERNING THE DIFFERENCES IN FINANCIAL AND OPERATING CHARACTERISTICS OF THE COMPANIES AND OTHER FACTORS THAT COULD AFFECT THE PUBLIC TRADING VALUES OR ACQUISITION VALUES OF THE COMPANIES TO WHICH THEY ARE BEING COMPARED. MATHEMATICAL ANALYSIS (SUCH AS DETERMINING THE MEAN OR MEDIAN) IS NOT, IN ITSELF, A MEANINGFUL METHOD OF USING COMPARABLE COMPANY OR COMPARABLE TRANSACTION DATA.

  DISCOUNTED CASH FLOW ANALYSIS. Using a discounted cash flow analysis, McDonald & Company estimated the present value of the future streams of after-tax cash flows that FUSB could produce over a five year period from 1995 through 1999, under various assumptions, based upon FUSB management's forecasts. McDonald & Company estimated the terminal value of FUSB after the five year period by applying an estimated perpetual growth rate to the terminal year's projected after-tax cash flow and then applied to this, multiples ranging from 9x to 11x. The cash flow streams and terminal values were then discounted to present values using different discount rates chosen to reflect different assumptions regarding the required rates of return of prospective buyers of FUSB. On the basis of such varying assumptions, this discounted cash flow analysis indicated a reference range of $20.67 to $27.92 per share of FUSB Common Stock. This analysis was based upon management projections including variations and assumptions made by McDonald & Company which included adjustments to reflect the anticipated effects of potential merger-related cost savings estimated by FUSB, as well as the effects of the potential tax liability for conversion of FUSB Savings Bank to a commercial bank charter. Management's projections are based upon many factors and assumptions, many of which are beyond the control of FUSB or ONB. As indicated above, this analysis is not necessarily indicative of actual values or actual future results and does not purport to reflect the process at which any securities may trade at the present time or at any time in the future.

  In performing its analyses, McDonald & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. The analyses performed by McDonald & Company are not necessarily indicative of actual values, which may be significantly more or less favorable than the values suggested by such analyses. Such analyses were prepared solely as part of McDonald & Company's opinion. The term "fair from a financial point of view" is a standard phrase contained in investment banker fairness opinions and refers to the fact that McDonald & Company's opinion as to the fairness of the Exchange Ratio is addressed solely to the financial attributes of the Exchange Ratio. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold. In addition, as described above, McDonald & Company's fairness opinion and presentation to the FUSB Board of Directors were one of many factors taken into consideration by the FUSB Board of Directors in making its determination to approve the Agreement.
Consequently, the McDonald & Company analyses described above should not be viewed as determinative of the FUSB Board of Directors' conclusions with respect to the value of FUSB or of the decision of the FUSB Board of Directors to agree to the Exchange Ratio.

  McDonald & Company's opinions are based on economic and market conditions and other circumstances existing on, and information made available as of, the date of such opinion. In addition, the opinions do not address FUSB' underlying business decision to effect the Affiliation or any other terms of the Affiliation. McDonald & Company is not rendering any opinion as to the value of FUSB Common Stock or ONB Common Stock at the Effective Time.

  In connection with its opinion dated as of the date of this Proxy Statement, McDonald & Company performed procedures to update certain of its analyses and reviewed the assumptions on which such analyses were based and the factors considered therewith.

  McDonald & Company, as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. McDonald & Company has extensive experience with the valuation of financial institutions. FUSB's Board of Directors selected McDonald & Company as its financial advisor because of McDonald & Company's industry expertise with respect to financial institutions and because of McDonald & Company's industry experience in transactions similar to the Affiliation. McDonald & Company is not affiliated with either FUSB or ONB.

  In the ordinary course of business, McDonald & Company makes a market in FUSB Common Stock and ONB Common Stock and may actively trade the securities of FUSB and ONB for its own account and for the accounts of its customers. Accordingly, at any time McDonald & Company may hold a long or short position in such securities. In addition, McDonald & Company from time to time has provided investment banking services to FUSB and may provide such services to ONB in the future.

  For its services as financial advisor, FUSB has paid McDonald & Company a retainer of $15,000 and a fee of $35,000 upon the rendering of McDonald & Company's September 29, 1994 fairness opinion. Additional fees equal to approximately $189,000 will be payable to McDonald & Company upon consummation of the Affiliation. FUSB has also agreed to reimburse McDonald & Company for its reasonable out-of-pocket expenses and to indemnify McDonald & Company against certain liabilities, including certain liabilities under federal securities laws.

RECOMMENDATION OF THE BOARD OF DIRECTORS

  THE BOARD OF DIRECTORS OF FUSB HAS CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF FUSB APPROVE THE AGREEMENT.

  Certain members of the management and Board of Directors of FUSB have interests in the Affiliation that are in addition to those of FUSB shareholders generally. See "Interests of Certain Persons in the Affiliation" and "Management, Personnel and Operations After the Transaction."

EXCHANGE OF FUSB COMMON STOCK

  Under the terms of the Agreement, shareholders of FUSB of record upon consummation of the Affiliation (excluding Greenmark, which will have its 1,000 shares canceled on the effective date) will be entitled to receive .8925 of a share of ONB Common Stock in exchange for each share of FUSB Common Stock held, subject to adjustment if the Average Price Per Share (as defined below) is more than ten percent above or below $34.7619 or in the event of a recapitalization of ONB. As a result of the ten percent limitation:

  (1) Increase in Average Price Per Share. If the Average Price Per Share of ONB Common Stock exceeds $38.2381, then the exchange ratio will be adjusted such that each issued and outstanding share of FUSB Common Stock will be converted into the right to receive a fraction of a share of ONB Common Stock determined by dividing $34.1275 by the Average Price Per Share of ONB Common Stock.

  (2) Decrease in Average Price Per Share. Similarly, if the Average Price Per Share of ONB Common Stock is less than $31.2857, then the exchange ratio will be adjusted such that each issued and outstanding share of FUSB Common Stock will be converted into the right to receive a fraction of a share of ONB Common Stock determined by dividing $27.9225 by the Average Price Per Share of ONB Common Stock.

  (3) Less Than Ten Percent Change. If the Average Price Per Share of ONB Common Stock is not less than $31.2857 nor more than $38.2381, then there will be no adjustment to the exchange ratio.

The "Average Price Per Share" of ONB Common Stock is defined in the Agreement as the average of the per share closing prices of ONB Common Stock, as reported on the NASDAQ National Market System, for the first five (5) business days on which shares of ONB Common Stock are traded within the ten (10) calendar days immediately preceding the effective date of the Affiliation.

  As of September ---, 1995, the closing price of ONB Common Stock was $--- per share, as reported by the NASDAQ National Market System. If the Affiliation had been consummated on that date, the number of shares of ONB Common Stock exchanged in the merger would have been ---------, with an aggregate market value of approximately $--- million.

  No fractional shares of ONB Common Stock will be issued to shareholders of FUSB in connection with the Affiliation. Each shareholder of FUSB who otherwise would be entitled to a fractional interest in a share of ONB Common Stock as a result of the Exchange Ratio will be paid a cash amount equal to such fractional interest multiplied by the Average Price Per Share of ONB Common Stock.

  In connection with the Affiliation, Directors and executive officers of FUSB who held outstanding options to purchase FUSB Common Stock were required to exercise such options prior to consummation. Accordingly, those shares will be exchanged for ONB Common Stock on the same terms disclosed above.

  After the effective time of the Affiliation, stock certificates previously representing FUSB Common Stock will represent only the right to receive shares of ONB Common Stock and cash for any fractional shares. Following the effective date of the Affiliation and prior to the surrender by holders of FUSB of their stock certificates to ONB for exchange, such holders will not be entitled to receive payment of dividends or other distributions declared on shares of ONB Common Stock. Upon the subsequent exchange of such certificates, however, any accumulated dividends or other distributions previously declared and withheld on the shares of ONB Common Stock will be paid, without interest. At the effective date of the Affiliation, the stock transfer books of FUSB will be closed and no transfers of shares of FUSB Common Stock will thereafter be made. If, after the effective date, certificates representing shares of FUSB Common Stock are presented for registration or transfer, they will be canceled and exchanged for shares of ONB Common Stock.

  Distribution of stock certificates representing shares of ONB Common Stock and any cash payment for fractional shares (without interest) will be made, after the effective date of the Affiliation, to each former shareholder of FUSB within ten (10) business days following the shareholder's delivery to ONB of his or her certificate(s) representing shares of FUSB Common Stock. Instructions as to delivery of FUSB stock certificates to ONB will be sent to each FUSB shareholder shortly after the effective date of the Affiliation.

NO DISSENTERS' OR APPRAISAL RIGHTS

  In connection with the Affiliation, shareholders of FUSB do not have the statutory right to dissent and require appraisal of their shares of FUSB Common Stock. Federal law applicable to FUSB excepts transactions from dissenters' rights provisions when the stock held by shareholders is listed on the NASDAQ as of the date of the shareholder meeting and when the stock being offered is listed as of the effective date. FUSB Common Stock and ONB Common Stock, respectively, meet these tests. Shareholders of FUSB who would otherwise dissent to the Affiliation may sell their shares of ONB Common Stock in the open market at the market price following the effective date.

RESALE OF ONB COMMON STOCK BY FUSB AFFILIATES

  No restrictions on the sale or transfer of the shares of ONB Common Stock issued in the Affiliation will be imposed solely as a result of the Affiliation, other than restrictions on the transfer of such shares issued to any FUSB shareholder who may be deemed to be an "affiliate" of FUSB for purposes of Rule 145 under the Securities Act. Directors, executive officers and 10% shareholders are generally deemed to be affiliates for purposes of Rule 145.

  The Agreement provides that FUSB will provide ONB with a list identifying each affiliate of FUSB. The Agreement also requires that each FUSB affiliate deliver to ONB, prior to the effective date of the Affiliation, a written agreement to the effect that such affiliate (1) has not sold, pledged, transferred, disposed of or otherwise reduced the affiliate's market risk with respect to the shares of FUSB Common Stock directly or indirectly owned or held by such person during the thirty (30) day period prior to the effective date, and (2) will not sell, pledge, transfer or otherwise dispose of or reduce the affiliate's market risk with respect to the shares of ONB Common Stock to be received by such person pursuant to the Agreement (i) until such time as financial results covering at least thirty (30) days of combined operations of FUSB and ONB have been published within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies and (ii) unless done pursuant to an effective registration statement under the Securities Act or pursuant to Rule 145 or another exemption from the registration requirements under the Securities Act. The certificates representing ONB Common Stock issued to FUSB affiliates in the Affiliation may contain a legend indicating these resale restrictions.

  This is only a general statement of certain restrictions regarding the sale or transfer of the shares of ONB Common Stock to be issued in the Affiliation. Therefore, those shareholders of FUSB who may be deemed to be affiliates of FUSB should consult with their legal counsel regarding the resale restrictions that may apply to them.

CONDITIONS TO CONSUMMATION

  Consummation of the Affiliation is conditioned upon, among other items, (1) approval of the Agreement by the affirmative vote of the holders of at least two-thirds of the outstanding shares of FUSB Common Stock, (2) receipt by ONB and FUSB of all applicable regulatory approvals required for each step of the Affiliation, (3) receipt of an Internal Revenue Service letter ruling or opinion of counsel with respect to certain federal income tax matters, (4) the issuance by McDonald & Company of a written fairness opinion stating that the terms of the Affiliation are fair to the shareholders of FUSB from a financial point of view dated as of the date hereof and confirmed as of the effective date, (5) receipt by ONB of certain undertakings from affiliates of FUSB, (6) receipt by ONB and FUSB of certain officers' certificates and legal opinions, (7) the accuracy at the effective date of the Affiliation of representations and warranties contained in the Agreement, (8) the fulfillment of certain covenants and mutual agreements set forth in the Agreement and (9) the exercise of all stock options held by officers and directors of FUSB prior to the effective date. While the three steps of the Affiliation will consummate on the effective date, it is a condition of the Affiliation imposed for tax purposes that the Asset Purchase and the Greenmark Purchase consummate prior to the Merger. The conditions to consummation of the Affiliation, which are more fully enumerated in the Agreement, are requirements subject to unilateral waiver by the party entitled to the benefit of such conditions, as set forth in the Agreement.

TERMINATION

  The Agreement may be terminated before consummation of the Affiliation by either ONB or FUSB (as set forth in the Agreement) if, among other reasons, (1) there has been a misrepresentation or a breach of any representation or warranty set forth in the Agreement by FUSB or ONB which has had or could be expected to have a material adverse effect on the financial condition, results of operations, business, prospects, assets or capitalization of FUSB or ONB, or in the number of issued and outstanding shares of FUSB, (2) ONB or FUSB has breached or failed to comply with any covenant or mutual agreement set forth in the Agreement, (3) consummation of the Affiliation has become inadvisable or impracticable due to the commencement or threat of any claim, litigation or proceeding against ONB, FUSB, First Citizens or any subsidiary of ONB or of FUSB, or any officer or director of either relating to the Agreement or which is likely to have a material adverse effect on the financial condition, results of operations, business, prospects, assets or capitalization of ONB or FUSB, each on a consolidated basis, (4) there has been a material adverse change in the financial condition, results of operations, business, prospects, assets or capitalization of ONB or FUSB, each on a consolidated basis, as of the effective date of the Affiliation as compared to that in existence as of June 30, 1994,
(5) ONB's accountants conclude that ONB cannot utilize the pooling-of-interests method of accounting for the Affiliation, or (6) consummation of the Affiliation has not occurred by January 31, 1996. Further, ONB may terminate the Affiliation if it reasonably determines that a term or condition imposed by a regulatory agency in connection with antitrust implications of the Asset Purchase would so materially and adversely impact the anticipated financial condition or results of operations of New FUSB or First Citizens on a consolidated basis with ONB as to render consummation unacceptable or otherwise imprudent, or the Affiliation is not able to be consummated because of governmental disapproval or a lawsuit is filed to enjoin the Affiliation on antitrust grounds. At present, ONB does not anticipate that the Asset Purchase will be subject to conditions to consummation as a result of the antitrust implications. The parties may also mutually agree to terminate the Affiliation. Upon termination for any of these reasons, the Agreement will be of no further force or effect.

RESTRICTIONS AFFECTING FUSB

  The Agreement contains a number of restrictions regarding the conduct of business of FUSB pending consummation of the Affiliation. Among other items, FUSB may not, without the prior written consent of ONB, (1) change its capital stock accounts, (2) distribute or pay any dividends, except that FUSB may pay to its shareholders its normal and customary quarterly cash dividend in amounts not to exceed $0.12 per share; provided, however, that no dividend may be paid to shareholders of FUSB during the quarter in which the Affiliation is consummated, if, during such quarter, FUSB shareholders will become entitled to receive dividends on their shares of ONB Common Stock received pursuant to the Agreement, (3) amend its Charter or By-Laws, (4) carry on its business other than substantially in the manner as conducted as of the date of the Agreement and in the ordinary course of business, or (5) negotiate or discuss with third parties relative to a merger, combination or sale of FUSB, except under certain limited circumstances.

REGULATORY APPROVALS

  Each step of the Affiliation requires regulatory approvals in order to be effective: the Asset Purchase and Greenmark Purchase require the approvals of the OTS, Indiana Department of Financial Institutions and FDIC; while the Merger requires the approvals of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended and of the OTS. The Asset Purchase involves antitrust considerations because First Citizens and FUSB compete directly in Greencastle and Putnam County. ONB, however, does not anticipate that the Asset Purchase will raise significant antitrust issues.

  Approval of the Affiliation is not to be interpreted as the opinion of these regulatory authorities that the Affiliation is favorable to the shareholders of FUSB from a financial point of view or that those regulatory authorities have considered the adequacy of the terms of the Affiliation. Regulatory approval in no way constitutes an endorsement or a recommendation of the Affiliation by such regulatory authorities.

ACCOUNTING TREATMENT FOR THE AFFILIATION

  It is anticipated that the Affiliation will be accounted for as a "pooling-of-interests" transaction and it is a condition precedent to ONB's obligation to consummate the Affiliate that it be so treated. Under this method of accounting, shareholders of ONB and shareholders of FUSB will be deemed to have combined their existing voting common stock interests. See "SUMMARY OF SELECTED FINANCIAL DATA" and "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION."

EFFECTIVE DATE

  The Affiliation will become effective at the close of business on the day specified in certificates filed with the OTS, Indiana Department of Financial Institutions and FDIC. The effective date will occur on the last business day of the month during which occurs (1) the fulfillment of all conditions precedent to the Affiliation set forth in the Agreement and (2) the expiration of all waiting periods in connection with the regulatory applications filed for approval of the Affiliation.

  ONB and FUSB currently anticipate that the Affiliation will consummate during the last calendar quarter of 1995.

MANAGEMENT, PERSONNEL AND OPERATIONS AFTER THE AFFILIATION

  The Directors of FUSB elected at the Annual Meeting and serving at the effective date of the Affiliation will continue as Directors of either New FUSB or First Citizens. Following the effective date of the Affiliation, ONB, as the sole shareholder of New FUSB and First Citizens, will have the ability to elect the respective Boards of Directors; however, ONB has agreed that the former Directors of FUSB will continue as Directors for at least three years following the effective date of the Affiliation. The directors based in and around Greencastle will serve as directors of First Citizens; those based in and around Bloomington will serve as directors of New FUSB. William M. Marley, President of FUSB, will serve as Vice Chairman of First Citizens. The remaining officers of FUSB will continue in their respective positions after the effective date, with geographic distribution between New FUSB's Bloomington operations and First Citizens' Greencastle operations. The officers working in Greencastle and Danville at the effective date will serve as officers of First Citizens; those working in Bloomington on the effective date will serve as officers of New FUSB.

  In general, employees of FUSB will receive benefits in accordance with policies of ONB following the Affiliation. In particular, those persons who are full-time officers or employees of FUSB as of the effective date of the Affiliation, who continue as full-time officers or employees of First Citizens, New FUSB or any other subsidiary of ONB after the effective date, will receive substantially the same employee benefits on substantially the same terms and conditions that ONB may offer to similarly situated officers and employees of its banking subsidiaries from time to time, including participation in the ONB Employees' Retirement Plan ("ONB Pension Plan") and the ONB Employees' Savings and Profit Sharing Plan ("ONB Profit Sharing Plan"). In addition, years of service of an employee of FUSB prior to the effective date of the Affiliation will be credited to each such employee for purposes of eligibility under ONB's employee welfare benefit plans and for purposes of eligibility and vesting, but not for benefit accrual or contributions under the ONB Pension Plan and the ONB Profit Sharing Plan.

  Those officers and employees of FUSB who otherwise meet the eligibility requirements of the ONB Profit Sharing Plan, based upon their age and years of service for FUSB, will become participants thereunder as of the January 1st which coincides with or next follows the effective date of the termination of the employee stock ownership plan sponsored by FUSB. Those employees of FUSB who otherwise meet the eligibility requirements of the ONB Pension Plan, based upon their age and years of service, will become participants thereunder on the January 1st which coincides with or next follows the effective date of the termination of the defined benefit pension plan sponsored by FUSB. Those officers and employees who do not meet the eligibility requirements of the ONB Pension Plan or ONB Profit Sharing Plan on such dates will become participants thereunder on the first "plan entry date" (as defined in the ONB Pension Plan or the ONB Profit Sharing Plan, as the case may be), which coincides with or next follows the date on which such eligibility requirements are satisfied.

  Further, FUSB has agreed that prior to the effective date, it will amend each Director Supplemental Benefit Plan Agreement for each director of FUSB who is not in pay status as of such effective date to (1) increase the monthly allocation due under of the agreement from $350 to $700 to be effective as of the effective date of the Affiliation; (2) provide for the cessation of benefit accruals under each agreement effective as of the end of the month which coincides with or next follows the end of the three year period beginning at the effective date of the Affiliation in addition to provisions for benefit accrual cessation currently in the agreements; (3) eliminate the minimum monthly benefit provisions; and (4) provide for a lump sum cash payment of the director's account balance under the agreement payable within ten business days following the earliest of the benefit cessation date or the date the director ceases to be a director of an affiliate of ONB or the date the director attains age sixty-five.

  In addition, prior to the effective date of the Affiliation, FUSB will enter into a Director Supplemental Benefit Plan Agreement with Alan G. Stanley to (1) provide for a monthly allocation in the amount of $350 to be effective as of the effective date of the Affiliation, such monthly allocations to be made for a period ending as of the end of the month which coincides with or next follows the end of the three year period beginning at the effective date of the Affiliation; (2) provide for the cessation of benefit accruals under such agreement effective as of the end of the month which coincides with or next follows the end of the three year period beginning at such effective date of the Affiliation; and (3) provide for a lump sum cash payment of the account balance under the agreement payable within ten business days following the earliest of the benefit cessation date or the date Mr. Stanley ceases to be a director of an affiliate of ONB.

  ONB has also agreed not to reduce the monthly allocation under the Director Supplemental Benefit Plan Agreements for the three year period beginning as of
the effective date of the Affiliation.   During such three year period, ONB will
not make any other modifications to any of the foregoing agreements (whether or not in pay status) without first receiving the written consent of the affected individual, unless otherwise required by law.

  The changes to the Director Supplemental Benefit Plans of FUSB discussed above will enable the Directors of FUSB to receive approximately the same level of director benefits (including director's fees) as they are presently receiving from FUSB for three years following the Affiliation and do not represent an increase in those benefits.

  Upon consummation of the Affiliation, ONB will cause the Employee Supplemental Benefit Plan Agreements entered into between FUSB and each of Rosa Ada Wood, Donna L. Bouslog and William M. Marley, as amended, to be terminated; provided, however, that within ten business days of the termination of such agreements, ONB must make a lump sum cash payment to each such employee equal to the amount accrued on the books and records of FUSB for the benefit of such employee on the effective date of the Affiliation. FUSB has agreed to amend each of such Employee Supplemental Benefit Plan Agreements, prior to the effective date of the Affiliation, to provide for the cessation of benefit accruals under the agreements as of such effective date and for the payment of benefits to be made in a lump sum in the event the agreement is terminated. As of June 30, 1995, $- ---, $----, and $---- had been accrued under these plans for the benefit of Rosa Ada Wood, Donna L. Bouslog and William M. Marley, respectively.

  Further, ONB will cause New FUSB or First Citizens to assume FUSB's obligations (1) to pay health insurance premiums under FUSB's health insurance plan (or another comparable plan) for Mr. Jim Ross, a former employee of FUSB, until he attains age sixty-two on September 8, 1995; (2) to pay him $586.85 per month until his death (with payments guaranteed for not less than a ten year period beginning January 1, 1991) as a supplement to his retirement benefit under the defined benefit pension plan sponsored by FUSB to a level which he would have received had he retired effective December 31, 1995; and (3) to pay him $1,041.67 per month until December 31, 2000. This covenant is made on the condition that the obligations of FUSB being assumed by ONB's affiliate bank have been fully accrued for on the books and records of FUSB, subject only to an interest expense with respect to such accrual of $300 per month.

  In connection with effecting the changes from FUSB benefit plans to ONB plans, FUSB's Retirement Plan and Employee Stock Ownership Plan will be terminated or frozen as of December 31, 1995, and FUSB's Stock Option Plan will be terminated as of the effective date of the Affiliation. Benefits under the FUSB Retirement Plan will be left in trust and payable at the times and in the amounts provided for under that Plan. Benefits under the FUSB ESOP will be distributed to participants in a lump sum or by direct rollover to the ONB Profit Sharing Plan (without any separate or segregated account for the transferred assets) or into individual retirement accounts.

INTERESTS OF CERTAIN PERSONS IN THE AFFILIATION

  FUSB and William M. Marley, its President, entered into an employment agreement in 1986 which was renewed for one additional year on October 30, 1994. The agreement was amended in connection with the Affiliation to provide that Mr. Marley will serve as Vice Chairman following the Affiliation and to further conform his rights to employee benefits to those provided by ONB. This agreement currently terminates on March 27, 1998.

  ONB has agreed to assume certain obligations regarding retired officers and Directors and has, further, agreed to fund the Directors' Supplemental Benefit Plan Agreements in existence for Directors of FUSB at increased levels for three years following the effective date, following which it will cease such funding. In connection with the Affiliation, the Employee Supplemental Benefit Plans for three FUSB employees, including William M. Marley, will be terminated and all accrued benefits thereunder will be paid to those employees in a lump sum cash payment within 10 days following consummation of the Affiliation. See "Management, Personnel and Operations after the Affiliation."

  Further, ONB has agreed to provide extended indemnification to the same extent provided by FUSB at the effective date to directors or officers of New FUSB and First Citizens who were directors and officers of FUSB or any subsidiaries against any and all losses in connection with or arising out of any claim which is based upon any actual or alleged act or omission occurring at or prior to the effective date. Indemnification of employees and directors following the effective date will be provided to the same extent it is provided to individuals working in similar capacities for ONB or its subsidiaries. In addition, ONB has agreed for a period of one year after the effective date to use all reasonable efforts to cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by FUSB with respect to claims arising from facts or events which occurred before the effective date of the Affiliation. Following the effective date, ONB will provide FUSB employees who become officers of ONB or any of its subsidiaries with the same directors' and officers' liability insurance coverage that ONB provides to other similarly situated directors and officers of ONB and its bank subsidiaries.

                        FEDERAL INCOME TAX CONSEQUENCES

  The following discussion summarizes certain federal income tax aspects of the Affiliation. This discussion does not purport to cover all federal income tax consequences relating to the Affiliation and does not contain any information with respect to state, local or other tax laws.

TAX RULING

  ONB and FUSB have requested a private letter ruling from the Internal Revenue Service ("Service") substantially to the effect that:

  (1) The acquisition of FUSB stock by ONB Interim Savings Bank in exchange solely for voting common stock of ONB and cash for fractional shares will qualify as a reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Internal Revenue Code of 1986 (the "Code"). ONB, the Interim Savings Bank and FUSB will each be a "party to a reorganization" under Section 368(b) of the Code. The sale by FUSB of the Greencastle branch in connection with the Asset Purchase will not prevent the Affiliation from qualifying as a tax- free reorganization under (a) the continuity of interest, (b) the continuity of business enterprise or (c) the "substantially all" requirements applicable to tax-free reorganizations of this type.

  (2) The shareholders of FUSB will not recognize any gain or loss on the exchange of their FUSB stock solely for ONB voting stock.

  (3) The Interim Savings Bank will not recognize any gain or loss on its receipt of FUSB stock in exchange solely for ONB stock.

  (4) Each FUSB shareholder's basis in the ONB stock received in the exchange will equal the basis of the FUSB stock surrendered therefor.

  (5) Each FUSB shareholder's holding period for the ONB stock received in the exchange will include the holding period of the FUSB stock surrendered therefor, provided the FUSB stock was held as a capital asset on the date of the exchange.

The Service may refuse to rule on all or certain aspects of the private letter ruling request. Generally, the Service has taken the position that the Service will not rule on the tax treatment of a reorganization, even if it is an integral part of a larger transaction that involves other issues upon which the Service will rule and it is impossible to determine the tax consequences of the larger transaction without determining the tax consequences of the reorganization. However, the Service has the discretion to rule on significant subissues that must be resolved to determine whether the transaction qualifies under Code Section 368(a)(1)(A) (including transactions qualifying by reason of Code Section 368(a)(2)(E)).

  The ruling issued by the Internal Revenue Service will be based upon the assumption of certain facts to be stated in the opinion. Under the Agreement, the obligations of each of ONB and FUSB to consummate the Affiliation is conditioned upon the receipt of a tax ruling or a tax opinion from Krieg DeVault Alexander & Capehart substantially to the effect as set forth above. In the event that the Service refuses to rule on the tax-free nature of the Affiliation, the Boards of Directors of ONB and FUSB have indicated that they will rely on opinion of counsel to the same effect.

TAX CONSEQUENCES TO ONB AND FUSB

  ONB will acquire the stock of FUSB in exchange for ONB Common Stock. Consequently, based upon the assumption of certain facts to be stated in the ruling, the merger of FUSB with ONB should constitute a tax-free reorganization.

TAX CONSEQUENCES TO FUSB SHAREHOLDERS

  A FUSB shareholder who receives solely ONB Common Stock in exchange for all of the shares of FUSB Common Stock actually owned by the shareholder will not recognize any gain or loss upon such exchange for federal income tax purposes. See the following paragraph for a discussion of the tax consequences of the receipt of cash in lieu of fractional share interests of ONB Common Stock.

  A FUSB shareholder who receives cash in lieu of a fractional share interest of ONB Common Stock will be treated as having received such fraction of a share of ONB Common Stock and then as having received cash in redemption of the fractional share interest, under the provisions of Sections 302(a) and 302(b)(1) of the Code.

  THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON THE FEDERAL INTERNAL REVENUE CODE AS IN EFFECT ON THE DATE OF THIS PROXY STATEMENT WITHOUT CONSIDERATION OF ANY STATE LAWS OR THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY FUSB SHAREHOLDER. THE ABOVE DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES ACQUIRED PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHERWISE RECEIVED AS COMPENSATION. SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISOR WITH RESPECT TO ALL TAX CONSEQUENCES OF THE

AFFILIATION TO THEM, INCLUDING THE EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND ANY OTHER TAX CONSEQUENCES.


                           COMPARATIVE PER SHARE DATA

NATURE OF TRADING MARKET

  Shares of ONB Common Stock are traded in the over-the-counter market and share prices are reported by the NASDAQ National Market System under the symbol OLDB. On September 29, 1994, the business day immediately preceding the public announcement of the Affiliation, the closing price of ONB Common Stock reported by the NASDAQ National Market System was $35.25 per share. Both of these per share prices of ONB Common Stock reflect the 5% stock dividend issued by ONB on February 10, 1995. The following table sets forth, for the periods indicated, the high and low per share closing prices of ONB Common Stock as reported by the NASDAQ National Market System. The prices shown below have been adjusted for all stock splits and stock dividends paid by ONB.

                                   HIGH       LOW
                                  -------   -------
      1992
      ----

      First Quarter               $26-5/8   $24-3/4
      Second Quarter               26-3/8    25-3/8
      Third Quarter                27-5/8    25-3/4
      Fourth Quarter               28-1/8    26-5/8

      1993
      ----

      First Quarter               $30-3/8   $27-5/8
      Second Quarter               31-1/2    29-5/8
      Third Quarter                33-5/8    30-7/8
      Fourth Quarter               36-1/8    33-1/4

      1994
      ----

      First Quarter               $35-7/8   $34-1/2
      Second Quarter               34-3/4    34-1/4
      Third Quarter                35-1/2    34-1/4
      Fourth Quarter               35-1/4    34-3/4

      1995
      ----

      First Quarter               $35-1/4   $34-1/2
      Second Quarter              $34-3/4   $34

  Shares of FUSB Common Stock are traded in the over-the-market and share prices are reported by NASDAQ under the symbol FUSB. On July 24, 1994, the business day prior to FUSB retaining McDonald &

Company, the high and low bid prices of FUSB Common Stock were each $21.25. On September 29, 1994, the business day immediately preceding the public announcement of the Affiliation, the high and low bid prices of FUSB Common Stock reported by NASDAQ were each $20.50. On ---------------, 1995, the high and low bid prices of FUSB Common Stock reported by NASDAQ were $------ and $--- ------ per share.

  The following table sets forth, for the periods indicated, the high and low per share bid prices of FUSB Common Stock as reported by NASDAQ, adjusted for all stock splits and stock dividends.

      YEAR ENDED JUNE 30      HIGH     LOW
      ------------------     ------   ------

      1993
      ----

      First Quarter          $13.50   $11.25
      Second Quarter          13.25    13.25
      Third Quarter           13.75    13.25
      Fourth Quarter          14.75    13.50

      1994
      ----

      First Quarter          $15.75   $14.75
      Second Quarter          16.00    14.50
      Third Quarter           14.50    13.75
      Fourth Quarter          20.25    14.00

      1995
      ----

      First Quarter          $27.50   $26.75
      Second Quarter          26.75    26.75
      Third Quarter
      Fourth Quarter

DIVIDENDS

  The following table sets forth the per share cash dividends paid on shares of ONB Common Stock and shares of FUSB Common Stock since July 1, 1992. All dividends have been adjusted to give effect to their respective stock dividends and stock splits (if any).

                                ONB COMMON STOCK (1)       FUSB COMMON STOCK (2)
                                --------------------       ---------------------
      YEAR ENDED DECEMBER 31
      ----------------------

      1993
      ----
         First Quarter                  $.19                         $-0-
         Second Quarter                  .19                          .20
         Third Quarter                   .19                          -0-
         Fourth Quarter                  .19                          -0-

      1994
      ----
         First Quarter                  $.22                          .12
         Second Quarter                  .22                          .12
         Third Quarter                   .22                          -0-
         Fourth Quarter                  .22                          -0-

      1995
      ----
         First Quarter                  $.23                          -0-
         Second Quarter                  .23                          -0-
         Third Quarter
         Fourth Quarter

(1) There can be no assurance as to the amount of future dividends that may be declared or paid on shares of ONB Common Stock since dividend policies are subject to the discretion of the Board of Directors of ONB, general business conditions and dividends paid to ONB by its affiliate banks. For certain restrictions on the payment of dividends on shares of ONB Common Stock, see "COMPARISON OF COMMON STOCK -- Dividend Rights."

(2) The Agreement provides that FUSB shareholders will not receive in any quarter in which the proposed Affiliation is consummated a cash dividend from both FUSB and ONB.

EXISTING AND PRO FORMA PER SHARE INFORMATION

  The following table sets forth certain historical, pro forma and equivalent information, giving effect to the pending affiliations with City National and Shawnee Bancorp. The data is based on historical financial statements and the pro forma financial information included on pages 23 through 29 and has been restated to give effect to all stock dividends, including the 5% stock dividend issued by ONB on February 10, 1995. Equivalent per share data is calculated by multiplying the pro forma ONB information by the Exchange Ratio under the Agreement.


                                               As Reported
                               ------------------------------------------
                               Net Income        Cash       Book Value at
          ONB                    (Loss)        Dividends     Period End
-----------------------        ----------      ---------    -------------
Six Months Ended
 June 30, 1995                   $ 1.05          $0.46         $17.24

Year Ended December 31,
 1994                              2.03           0.88          16.76
 1993                              1.95           0.76          16.18
 1992                              1.88           0.72          15.00

         FUSB
-----------------------
Six Months Ended
 June 30, 1995                   $ 0.14            -0-         $16.93

Year Ended December 31,
 1994                             (3.41)          0.24          14.08
 1993                              1.11           0.20          20.82
 1992                              0.15           0.20          20.08

                                                         Net Income
                                --------------------------------------------------------------
                                    ONB             FUSB              ONB            FUSB
                                Pro Forma(1)    Equivalent(1)    Pro Forma(2)    Equivalent(2)
                                -----------     -------------    ------------    -------------
Six Months Ended
 June 30, 1995                     $1.03            $0.92           $1.03            $0.92

Year Ended December 31,
 1994                               1.90             1.70            1.90             1.70
 1993                               1.94             1.73            1.93             1.72
 1992                               1.85             1.65            1.84             1.64

                                                       Cash Dividends
                                --------------------------------------------------------------
                                    ONB             FUSB              ONB            FUSB
                                Pro Forma(1)    Equivalent(1)    Pro Forma(2)    Equivalent(2)
                                -----------     -------------    ------------    -------------
Six Months Ended
 June 30, 1995                     $0.46            $0.41           $0.46            $0.41

Year Ended December 31,
 1994                               0.88             0.79            0.88             0.79
 1993                               0.76             0.68            0.76             0.68
 1992                               0.72             0.64            0.72             0.64



                                                     Shareholders' Equity
                                -----------------------------------------------------------
                                     ONB              FUSB           ONB           FUSB
                                Pro Forma(1)      Equivalent(1)  Pro Forma(2)  Equivalent(2)
                                ------------      -------------  ------------  -------------
As of June 30, 1995               $17.25            $15.40          $17.20        $15.35

As of December 31, 1994            16.71             14.91           16.61         14.82



                                                           Market Value of Common Stock
                                                   -----------------------------------------
                                                                              FUSB
                                                                    ------------------------

                                                     ONB            Historical    Equivalent
                                                    -----           ----------    ----------
As of September 29, 1994 (3)                        $35.25            $20.50        $31.46

(1) Considers the pending merger with FUSB. See "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION".

(2) Considers the pending merger with FUSB, as well as the pending mergers with City National and Shawnee Bancorp. See "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION".

(3) Represents the last business day prior to the public announcement of the proposed merger with FUSB.

                              OLD NATIONAL BANCORP
               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

          The accompanying financial statements present a Pro Forma Condensed Combined Balance Sheet of ONB as of June 30, 1995 and Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 1995 and for the years ended December 31, 1994, 1993, and 1992.

          The Pro Forma Condensed Combined Balance Sheet as of June 30, 1995 is presented giving effect to the mergers pending as of June 30, 1995 with Shawnee Bancorp and City National and the consummated affiliation with Citizens National Bank Corporation and Oblong Bancshares, Inc which occurred in 1995. The Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 1995 and the years ended December 31, 1994, 1993, and 1992 are presented giving effect to each of these pending mergers as of January 1 of each of the years presented.

          The pro forma information is based upon historical financial statements. The assumptions give effect to the proposed mergers under the pooling-of-interests method of accounting. The information has been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and is provided for comparative purposes only. The information does not purport to be indicative of the results that actually would have occurred had the mergers been effected on January 1 of the years presented.

                              OLD NATIONAL BANCORP
                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              AS OF JUNE 30, 1995
                       (Unaudited - Dollars in Thousands)

                                                                                    CITY     SHAWNEE
ASSETS                          ONB          FUSB     ADJUSTMENTS    PRO FORMA    NATIONAL   BANCORP   ADJUSTMENTS       PRO FORMA
                             ----------    --------   -----------    ----------   --------   -------   -----------       ----------
Cash and due from banks....  $  179,590    $    879                  $  180,469   $  2,507   $ 1,270                     $  184,246
Money market investments...       5,324       5,614                      10,938      3,150                                   14,088
Investment securities......   1,318,535       5,327                   1,323,862     54,711    13,413                      1,391,986
Loans......................   2,811,216     122,457                   2,933,673     39,559    13,432                      2,986,664
Reserve for loan losses....     (40,953)       (863)                    (41,816)      (505)     (235)                       (42,556)
Excess cost over assets
 acquired..................      12,954         287                      13,241        312       206                         13,759
Other intangibles..........       1,175                                   1,175          0                                    1,175
Premises and equipment.....      65,037       1,514                      66,551      1,073       716                         68,340
Other assets...............      77,116       6,825                      83,941      2,662       469                         87,072
                             ----------    --------   -----------    ----------   --------   -------   -----------       ----------
                             $4,429,994    $142,040         $   0    $4,572,034   $103,469   $29,271            $0       $4,704,774
                             ==========    ========   ===========    ==========   ========   =======   ===========       ==========

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Deposits...................  $3,595,004    $112,343                  $3,707,347   $ 88,335   $24,082                     $3,819,764
Medium term notes..........      32,000           0                      32,000          0         0                         32,000
Subordinated debentures....      31,545           0                      31,545          0         0                         31,545
Other borrowings...........     332,114      19,000                     351,114      5,616     2,795                        359,525
Other liabilities..........      44,814       1,456                      46,270        789       360                         47,419
                             ----------    --------   -----------    ----------   --------   -------   -----------       ----------
     Total Liabilities.....   4,035,477     132,799             0     4,168,276     94,740    27,237             0        4,290,253
                             ----------    --------   -----------    ----------   --------   -------   -----------       ----------
Common stock...............      22,890           6           514(a)     23,410        360        59           270(b)(c)     24,099
Capital surplus............     209,631       4,956          (514)(a)   214,073      1,140     1,357          (270)(b)(c)   216,300
Retained earnings..........     160,778       4,279                     165,057      7,403       614                        173,074
Net unrealized loss........       1,218                                   1,218       (174)        4                          1,048
                             ----------    --------   -----------    ----------   --------   -------   -----------       ----------
     Total shareholders'
      equity...........         394,517       9,241             0       403,758      8,729     2,034             0          414,521
                             ----------    --------   -----------    ----------   --------   -------   -----------       ----------
                             $4,429,994    $142,040         $   0    $4,572,034   $103,469   $29,271            $0       $4,704,774
                             ==========    ========   ===========    ==========   ========   =======   ===========       ==========
Outstanding common shares..  22,890,065                              23,409,678                                          24,099,478
                             ==========                              ==========                                          ==========
Shareholders' equity per
 share.....................       17.24                                   17.25                                               17.20
                             ==========                              ==========                                          ==========

See Notes to Pro Forma Financial Information.

               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                    FOR THE SIX MONTHS ENDED JUNE 30, 1995
     (Unaudited -- Dollars in Thousands, Except Share and Per Share Data)

                                            As Reported                      As Reported
                                      -----------------------            -------------------
                                                                           CITY      SHAWNEE
                                        ONB       FUSB     PRO FORMA     NATIONAL    BANCORP    PRO FORMA
                                      --------   -------   ---------     --------    -------    ---------
Interest income................       $162,966   $ 5,095    $168,061       $3,687     $1,859     $172,837
Interest expense...............         77,768     3,166      80,934        2,068        549       83,551
                                      --------   -------    --------       ------     ------     --------
Net interest income............         85,198     1,929      87,127        1,619        540       89,286
Provision for loan losses......          2,183       186       2,369           30         (2)       2,397
                                      --------   -------    --------       ------     ------     --------
Net interest income after
  provision for loan losses....         83,015     1,743      84,758        1,589        542       86,889
Noninterest income.............         18,869       355      19,224          221         56       19,501
Noninterest expense............         68,247     1,933      70,180        1,180        498       71,858
                                      --------   -------    --------       ------     ------     --------
Income (loss) before income
  taxes........................         33,637       165      33,802          630        100       34,532
Provision for income taxes.....          9,323        53       9,376          129         38        9,543
                                      --------   -------    --------       ------     ------     --------
Net income (loss)..............       $ 24,314   $   112    $ 24,426       $  501     $   62     $ 24,989
                                      ========   =======    ========       ======     ======     ========
Net income per common share: (d)
     Assuming no dilution......          $1.05                 $1.03                                $1.03
                                         =====                 =====                                =====
     Assuming full dilution....          $1.02                 $1.01                                $1.00
                                         =====                 =====                                =====
Weighted average common shares
  outstanding: (d)
     Assuming no dilution......     23,140,212            23,659,825                           24,349,622
                                    ==========            ==========                           ==========
     Assuming full dilution....     24,481,411            25,001,024                           25,690,821
                                    ==========            ==========                           ==========

See Notes to Pro Forma Financial Information.

               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                     FOR THE YEAR ENDED DECEMBER 31, 1994
     (Unaudited -- Dollars in Thousands, Except Share and Per Share Data)

                                            As Reported                      As Reported
                                      -----------------------            -------------------
                                                                           CITY      SHAWNEE
                                        ONB       FUSB     PRO FORMA     NATIONAL    BANCORP    PRO FORMA
                                      --------   -------   ---------     --------    -------    ---------
Interest income................       $295,946   $ 8,646    $304,592       $6,193     $1,859     $312,644
Interest expense...............        126,109     5,266     131,375        3,083        874      135,332
                                      --------   -------    --------       ------     ------     --------
Net interest income............        169,837     3,380     173,217        3,110        985      177,312
Provision for loan losses......          6,241       619       6,860           60          2        6,922
                                      --------   -------    --------       ------     ------     --------
Net interest income after
  provision for loan losses....        163,596     2,761     166,357        3,050        983      170,390
Noninterest income.............         33,656       524      34,180          386        177       34,743
Noninterest expense............        134,774     6,505     141,279        2,126        853      144,258
                                      --------   -------    --------       ------     ------     --------
Income (loss) before income
  taxes........................         62,478    (3,220)     59,258        1,310        307       60,875
Provision for income taxes.....         14,500    (1,138)     13,362          255         67       13,684
                                      --------   -------    --------       ------     ------     --------
Net income (loss)..............       $ 47,978   $(2,082)   $ 45,896       $1,055     $  240     $ 47,191
                                      ========   =======    ========       ======     ======     ========
Net income per common share: (d)
     Assuming no dilution......          $2.03                 $1.90                                $1.90
                                         =====                 =====                                =====
     Assuming full dilution....          $1.98                 $1.86                                $1.86
                                         =====                 =====                                =====
Weighted average common shares
  outstanding: (d)
     Assuming no dilution......     23,595,468            24,115,081                           24,804,878
                                    ==========            ==========                           ==========
     Assuming full dilution....     25,213,197            25,732,810                           26,422,607
                                    ==========            ==========                           ==========

See Notes to Pro Forma Financial Information.

               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                       FOR THE YEAR ENDED DECEMBER 31, 1993
     (Unaudited -- Dollars in Thousands, Except Share and Per Share Data)

                                            As Reported                      As Reported
                                      -----------------------            -------------------
                                                                           CITY      SHAWNEE
                                        ONB       FUSB     PRO FORMA     NATIONAL    BANCORP    PRO FORMA
                                      --------   -------   ---------     --------    -------    ---------
Interest income................       $291,077    $9,045    $300,122       $5,900     $1,779     $307,801
Interest expense...............        124,958     5,841     130,799        2,841        844      134,484
                                      --------    ------    --------       ------     ------     --------
Net interest income............        166,119     3,204     169,323        3,059        935      173,317
Provision for loan losses......          9,989       106      10,095          100         (6)      10,189
                                      --------    ------    --------       ------     ------     --------
Net interest income after
  provision for loan losses....        156,130     3,098     159,228        2,959        941      163,128
Noninterest income.............         32,451       640      33,091          325        183       33,599
Noninterest expense............        125,525     2,813     128,338        1,924        835      131,097
                                      --------    ------    --------       ------     ------     --------
Income (loss) before income
  taxes........................         63,056       925      63,981        1,360        289       65,630
Provision for income taxes.....         16,883       329      17,212          316         71       17,599
                                      --------    ------    --------       ------     ------     --------
Net income (loss)..............       $ 46,173    $  596    $ 46,769       $1,044     $  218     $ 48,031
                                      ========    ======    ========       ======     ======     ========
Net income per common share: (d)
     Assuming no dilution......          $1.95                 $1.94                                $1.93
                                         =====                 =====                                =====
     Assuming full dilution....          $1.90                 $1.88                                $1.88
                                         =====                 =====                                =====
Weighted average common shares
  outstanding: (d).............
     Assuming no dilution......     23,632,680            24,152,293                           24,842,090
                                    ==========            ==========                           ==========
     Assuming full dilution....     25,335,954            25,855,567                           26,545,364
                                    ==========            ==========                           ==========

See Notes to Pro Forma Financial Information.

               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                       FOR THE YEAR ENDED DECEMBER 31, 1992
     (Unaudited -- Dollars in Thousands, Except Share and Per Share Data)

                                            As Reported                      As Reported
                                      -----------------------            -------------------
                                                                           CITY      SHAWNEE
                                        ONB       FUSB     PRO FORMA     NATIONAL    BANCORP    PRO FORMA
                                      --------   -------   ---------     --------    -------    ---------
Interest income................       $304,695    $9,712    $314,407       $6,231     $1,839     $322,477
Interest expense...............        144,908     6,785     151,693        3,364        999      156,056
                                      --------    ------    --------       ------     ------     --------
Net interest income............        159,787     2,927     162,714        2,867        840      166,421
Provision for loan losses......         11,731        93      11,824           60        (44)      11,840
                                      --------    ------    --------       ------     ------     --------
Net interest income after
  provision for loan losses....        148,056     2,834     150,890        2,807        884      154,581
Noninterest income.............         28,082       598      28,680          293        179       29,152
Noninterest expense............        113,548     3,473     117,021        1,768        858      119,647
                                      --------    ------    --------       ------     ------     --------
Income (loss) before income
  taxes........................         62,590       (41)     62,549        1,332        205       64,086
Provision for income taxes.....         17,853      (127)     17,726          324         61       18,111
                                      --------    ------    --------       ------     ------     --------
Net income (loss)..............       $ 44,737    $   86    $ 44,823       $1,008     $  144     $ 45,975
                                      ========    ======    ========       ======     ======     ========
Net income per common share: (d)
     Assuming no dilution......          $1.88                 $1.85                                $1.84
                                         =====                 =====                                =====
     Assuming full dilution....          $1.82                 $1.79                                $1.79
                                         =====                 =====                                =====
Weighted average common shares
  outstanding: (d)
     Assuming no dilution......     23,772,874            24,292,487                           24,982,284
                                    ==========            ==========                           ==========
     Assuming full dilution....     25,781,590            26,301,203                           26,991,000
                                    ==========            ==========                           ==========

See Notes to Pro Forma Financial Information.

                              OLD NATIONAL BANCORP
          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


(a)  Exchange of 100% of FUSB for 519,613 shares of ONB Common Stock.

(b) Exchange of 100% of City National common stock for 551,597 shares of ONB Common Stock.

(c) Exchange of 100% of Shawnee Bancorp common stock for 138,200 shares of ONB Common Stock.

(d) All share and per share information has been restated for the 5% stock dividend issued by ONB on February 10, 1995. Net income per share on a fully diluted basis assumes the conversion of ONB's convertible subordinated debentures.



                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                               DESCRIPTION OF ONB

BUSINESS

      ONB is a multi-bank holding company with 23 affiliate banks located in the tri-state area comprised of southwestern Indiana and neighboring portions of Illinois and Kentucky. With total consolidated assets of $4.4 billion as of June 30, 1995, ONB is the largest independent bank holding company headquartered in the State of Indiana. Since 1985, ONB has acquired 31 financial institutions, 9 of which were combined with existing affiliate banks, and has increased its banking offices to 112.

      The principal activity of ONB is to own, manage and supervise its affiliate banks and its non-bank subsidiaries, each of which is held by ONB as a separate wholly-owned subsidiary. The primary sources of ONB's revenues are dividends and fees received from its subsidiaries. There are various legal limitations on the extent to which the affiliate banks may finance, pay dividends to or otherwise supply funds to ONB. See "REGULATORY CONSIDERATIONS."

      ONB's affiliate banks engage in a wide range of commercial and consumer banking activities and provide other services relating to the general banking business. Set forth below is a list of ONB's affiliate banks by state.

        Illinois                            Indiana                              Kentucky
        --------                            -------                              --------
 .First National Bank          .Bank of Western Indiana                .Farmers Bank & Trust
    (Oblong)                      (Covington)                              Company (Henderson)
 .Palmer-American National     .Citizens National Bank (Tell City)     .Farmers Bank & Trust
    Bank (Danville)           .Clinton State Bank (Clinton)                Company (Madisonville)
 .Peoples National Bank        .Dubois County Bank (Jasper)            .First State Bank (Greenville)
    (Lawrenceville)           .First Citizens Bank & Trust            .Morganfield National Bank
 .Security Bank & Trust            Company (Greencastle)
    Company (Mt. Carmel)      .Gibson County Bank (Princeton)
 .First National Bank          .Indiana State Bank (Terre Haute)
    (Harrisburg)              .Merchants National Bank
                                  (Terre Haute)
                              .Old National Bank (Evansville)
                              .Orange County Bank (Paoli)
                              .People's Bank & Trust Company
                                  (Mt. Vernon)
                              .Rockville National Bank
                                  (Rockville)
                              .Security Bank & Trust Company
                                  (Vincennes)
                              .United Southwest Bank
                                  (Washington)

In addition to these affiliate banks, ONB has three non-bank affiliates.
Indiana Old National Insurance Company reinsures credit life, accident and health insurance of installment consumer borrowers of ONB's affiliate banks; Old National Realty Company, Inc. owns real properties which are incidental to ONB's operations; and Old National Service Corporation provides data processing services to ONB's affiliate banks and to third parties. ONB Investment Services, Inc., a subsidiary of Old National Bank in Evansville and a registered broker/dealer, provides brokerage services to a number of affiliate bank customers.

ACQUISITION POLICY AND PENDING AFFILIATIONS

  ONB anticipates that it will continue its policy of geographic expansion through consideration of acquisitions of financial institutions located in Indiana, Kentucky and Illinois. Management of ONB currently is reviewing and analyzing potential acquisitions, as well as engaging in discussions or negotiations preliminary to letters of intent or agreements in principle concerning potential acquisitions. There can be no assurance that any of these discussions or negotiations will result in definitive agreements or consummated transactions.

  As of the date of this Proxy Statement, ONB is a party to definitive agreements to acquire (1) City National Bank, Fulton, Kentucky, and (2) Shawnee Bancorp Inc., Harrisburg, Illinois. In connection with the acquisition of Shawnee Bancorp's wholly-owned subsidiary, The Bank of Harrisburg, Harrisburg, Illinois, will merge with The First National Bank of Harrisburg, a wholly-owned bank subsidiary of ONB.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The foregoing information concerning ONB does not purport to be complete. For additional information, see the documents filed by ONB and listed under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" in this Proxy Statement which are specifically incorporated herein by reference.

                              DESCRIPTION OF FUSB

BUSINESS

  FUSB is a federally-chartered, SAIF insured stock savings bank headquartered in Greencastle, Indiana. In 1986, FUSB converted from a federally-chartered mutual association to a federally-chartered stock savings bank through the issuance of common stock. In 1988, it acquired Fountain Federal Savings Bank of Bloomington, Indiana and further expanded its market area in 1994 by opening a loan production office in the Avon area of Danville, Indiana. Currently, FUSB conducts its business from one office in Greencastle, Indiana, two full service branches in Bloomington, Indiana, and its loan production office in Danville, Indiana. It owns two subsidiaries: Greenmark which currently operates as a property, casualty, life and crop insurance agency and Kirkwood Corporation which is currently non-operating.

  The principal business of FUSB has always been to accept deposits from the general public and invest those deposits, together with funds from earnings and borrowings, primarily in first mortgage loans secured by one to four family residential properties and, to a lesser extent, in multi-family residential and consumer loans.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The foregoing information concerning FUSB does not purport to be complete. For additional information, see the documents filed by FUSB and listed under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" in this Proxy Statement which are specifically incorporated herein by reference.

                           REGULATORY CONSIDERATIONS

REGULATION OF ONB AND AFFILIATES

  ONB Regulation. ONB is registered as a bank holding company and is subject to the regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended ("BHC Act"). Bank holding companies are required to file periodic reports with and are subject to periodic examination by the Federal Reserve. The Federal Reserve has issued regulations under the BHC Act requiring a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. It is the policy of the Federal Reserve that, pursuant to this requirement, a bank holding company should stand ready to use its resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (as defined in the statute) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of
(i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. Under the BHC Act, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

  ONB and its affiliate banks are subject to the Federal Reserve Act, which restricts financial transactions between banks and affiliated companies. The statute limits credit transactions between a depository institution and its executive officers and its affiliates, prescribes terms and conditions for affiliate transactions deemed to be consistent with safe and sound banking practice, and restricts the types of collateral security permitted in connection with an institution's extension of credit to an affiliate.

  Affiliate Regulation. The affiliate banks of ONB which are national banks are supervised, regulated and examined by the OCC. The affiliate banks of ONB, including First Citizens, which are state banks chartered in Indiana, are supervised, regulated and examined by the Indiana Department of Financial Institutions. ONB's affiliate banks chartered in Kentucky are supervised, regulated and examined by the Kentucky Commissioner of Financial Institutions and those affiliate banks chartered in Illinois are supervised, regulated and examined by the Illinois Commissioner of Banks and Trust Companies. In addition, those ONB affiliate banks which are state banks and members of the Federal Reserve are supervised and regulated by the Federal Reserve and those which are not members of the Federal Reserve, including First Citizens, are supervised and regulated by the FDIC. Each regulator has the authority to issue cease-and-desist orders if it determines that activities of the bank regularly represent an unsafe and unsound banking practice or a violation of law.

  Both federal and state law extensively regulate various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in-savings disclosure, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things to make deposited funds available within specified time periods.

  Each affiliate of ONB has the power to engage in the business of banking as provided by the law of its incorporation. These laws differ from state to state and from federal law to state law. However, insured state-chartered banks are prohibited under FDICIA from engaging as principal in activities that are not permitted for national banks under federal law, unless (i) the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund, and (ii) the bank is, and continues to be, in compliance with all applicable capital standards.

REGULATION OF FUSB

  General. As a SAIF-insured savings association, FUSB is subject to supervision and regulation by the Director of the OTS, as will be New FUSB following the Affiliation. Under the OTS regulations, FUSB is required to obtain audits by independent auditors and to be examined periodically by the Director of the OTS. FUSB is subject to assessments by the OTS and the FDIC to cover the costs of such examinations. The Director of the OTS also is authorized to promulgate regulations to ensure the safe and sound operations of savings associations and may impose various requirements and restrictions on the activities of savings associations.

  The activities of savings associations are governed by the Home Owners' Loan Act of 1933 ("HOLA") and, in certain respects, the Federal Deposit Insurance Act, as amended ("FDI Act").

  Qualified Thrift Lender Requirement. In order for FUSB to exercise the powers granted to federally-chartered savings associations and maintain full access to Federal Home Loan Bank advances, it must be a "qualified thrift lender" ("QTL"). A savings institution is a QTL if its qualified thrift investments continue to equal or exceed 65% of the savings institution's portfolio assets on a monthly average basis in 9 out of 12 months. Qualified thrift investments generally consist of (i) various housing related loans and investments (such as residential construction and mortgage loans, home improvement loans, manufactured housing loans, home equity loans and mortgage-backed securities), (ii) certain obligations of the FSLIC, the FDIC, the FSLIC Resolution Fund and the Resolution Trust Corporation (for limited periods), and
(iii) shares of stock issued by any Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association.

  Liquidity. Under applicable federal regulations, savings associations are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, certain banker's acceptances, certain corporate debt securities and highly rated commercial paper, securities of certain mutual funds and specified United States government, state or federal agency obligations) of not less than 5% of the average daily balance of the savings association's net withdrawable deposits plus short-term borrowing during the preceding calendar month. Under HOLA, this liquidity requirement may be changed from time to time by the Director of the OTS to any amount within the range of four percent to ten percent, depending upon economic conditions and the deposit flows of member institutions. A savings institution is also required to maintain an average daily balance of short-term liquid assets of not less than 1% of the average daily balance of its net withdrawable deposits and short-term borrowing during the preceding calendar month. At June 30, 1995, FUSB was in compliance with these liquidity requirements.

  Loans-to-One-Borrower Limitations. HOLA generally requires savings associations to comply with the loans-to-one-borrower limitations applicable to national banks. In general, national banks may make loans to one borrower in amounts up to 15% of the bank's unimpaired capital and surplus, plus an additional 10% of capital and surplus for loans secured by readily marketable collateral. At June 30, 1995, FUSB's loan-to-one-borrower limitation was approximately $1.5 million. Under certain OTS regulations, a savings institution may make loans to one borrower for residential housing developments in amounts up to 30% of the bank's unimpaired capital and surplus upon prior notice to and approval of the OTS and provided that all loans made in reliance upon the increased lending limit do not, in the aggregate, exceed 150% of the bank's unimpaired capital and surplus. At June 30, 1995, FUSB had one loan made under this higher lending limit and one loan which was in excess of the 15% lending limit, but had been grandfathered.

  Commercial Real Property Loans. HOLA limits the aggregate amount of commercial real estate loans that a federal savings institution may make to an amount not in excess of 400% of the savings institution's capital.

  FUSB's Subsidiaries. The OTS regulations permit federal savings associations to invest in the capital stock, obligations or specified types of securities of subsidiaries (referred to as "service corporations") and to make loans to such subsidiaries and joint ventures in which such subsidiaries are participants in an aggregate amount not exceeding three percent of an institution's assets, provided any investment over two percent is used for specified community or inner-city development purposes. In addition, federal regulations permit institutions to make specified types of loans to such subsidiaries, in which the institution owns more than ten percent of the stock, in an aggregate amount not exceeding 50% of the institution's regulatory capital if the institution's investment is in compliance with applicable loans-to-one-borrower regulations. A savings institution which acquires a non-savings institution subsidiary, or which elects to conduct a new activity within a subsidiary, must give the FDIC and the OTS at least 30 days' advance written notice. The FDIC may, after consultation with the OTS, prohibit specific activities if it determines such activities pose a serious threat to SAIF. FUSB has two such subsidiaries, Greenmark and Kirkwood Corporation.

  Branching. The rules of the OTS on branching by federally-chartered savings associations permit nationwide branching to the extent allowed by federal statute. This permits federal savings associations with inter-state networks to diversify their loan portfolio and lines of business. The OTS authority pre-empts any state law purporting to regulate branching by federal savings associations.

CAPITAL ADEQUACY GUIDELINES

  Bank holding companies are required to comply with the Federal Reserve's risk-based capital guidelines which require a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities such as standby letters of credit) of 8%. At least half of the total required capital must be "Tier 1 capital," consisting principally of common shareholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, cumulative perpetual preferred stock, and a limited amount of the general loan loss allowance. In addition to the risk-based capital guidelines, the Federal Reserve has adopted a Tier 1 (leverage) capital ratio under which the bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of 3% in the case of bank holding companies which have the highest regulatory examination ratings and are not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a ratio of at least 1% to 2% above the stated minimum.

  The following are ONB's regulatory capital ratios as of June 30, 1995:

         Tier 1 Capital:                      13.49%

         Total Capital:                       15.79%

         Leverage Ratio:                        8.6%

  Depository institution affiliates of ONB and FUSB are required to meet similar capital adequacy ratios. The FDIC, OCC and OTS have adopted risk-based capital ratio guidelines to which depository institutions under their respective supervision are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

  Like the capital guidelines established by the Federal Reserve, these guidelines divide an institution's capital into two tiers. Depository institutions are required to maintain a total risk-based capital ratio of 8%. The agencies may, however, set higher capital requirements when an institution's particular circumstances warrant. Depository institutions experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

  In addition, the agencies established guidelines prescribing a minimum Tier 1 leverage ratio of 3% for depository institutions that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other institutions are required to maintain a Tier 1 leverage ratio of 3% plus an additional 100 to 200 basis points.

  All of ONB's affiliate banks as well as FUSB exceed the risk-based capital guidelines as of June 30, 1995.

  Effective September 1, 1995, the OCC, the Federal Reserve and the FDIC amended their capital standards to specify that the banking agencies will include, in their evaluations of a bank's capital adequacy, an assessment of its exposure to declines in the economic value of the bank's capital due to changes in interest rates. Concurrently, these banking agencies issued for comment a joint policy statement describing the process the banking agencies will use to measure and assess the exposure of a bank's net economic value to changes in interest rates. The information and exposure estimates collected through this new proposed supervisory measurement process will be one quantitative factor used by examiners to determine the adequacy of an individual bank's capital for interest rate risk. Other quantitative factors that examiners will consider include the bank's historical financial performance and its earnings exposure to interest rate movements. Examiners will also consider qualitative factors, including the adequacy of the bank's internal interest rate risk management.

  After the banking agencies and banking industry gain sufficient experience with the proposed measurement process, the banking agencies intend, through a subsequent rulemaking process, to issue a proposed rule that would establish an explicit capital charge for interest rate risk that will be based upon the level of a bank's measured interest rate risk exposure.

  The proposed interagency supervisory policy statement requires certain banks to submit new interest rate risk consolidated reports of condition and income, or call report, schedules beginning in March 1996, indicating the maturity, repricing or price sensitivity of their various on- and off-balance-sheet instruments. A bank would also have the option of reporting its internal market estimates of the price sensitivity of its major portfolios and its net economic value. Banks with assets under $300 million, composite CAMEL supervisory ratings of 1 or 2, and moderate or low holdings of assets with intermediate-and long-term maturity or repricing characteristics would be exempt from expanded reporting requirements.

  The supervisory model would apply a series of interest rate risk weights to a bank's reported repricing and maturity balances. The risk weights estimate price sensitivity of a bank's reported balances to a 200 basis-point change in interest rates. The summation of these weighted balances, along with certain price sensitivity information that a bank may be required to report, results in a net risk-weighted exposure for the institution. That exposure represents the estimated change in the bank's economic value to the specified change. Full implementation of the proposed supervisory policy statement for assessing the adequacy of bank capital for interest rate risk would occur on December 31, 1996.

  It is too early to assess the impact, if any, these new rules and proposals will have on ONB or its subsidiaries.

BRANCHING AND ACQUISITIONS

  Branching. Branching by ONB affiliate banks in Indiana, Kentucky and Illinois is subject to the jurisdiction, and requires the prior approval, of the bank's primary federal regulatory authority and, if the branching bank is a state bank, of the Indiana Department of Financial Institutions, Kentucky Department of Financial Institutions or Illinois Commissioner of Banks and Trust Companies (depending upon the location of the principal office of the bank). Under current law, branches may be established by banks in Illinois and Indiana throughout the state; whereas in Kentucky, branches may only be established in the home county of the bank. As discussed below, Congress recently authorized interstate branching, with certain limitations, beginning in 1997.

  Acquisitions. Bank holding companies, such as ONB, are prohibited by the BHC Act from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock or substantially all of the assets of any bank or savings association or merging or consolidating with another bank holding company without prior approval of the Federal Reserve. The BHC Act also currently prohibits ONB from acquiring control of any bank operating outside the State of Indiana unless such action is specifically authorized by the statutes of the state where the bank to be acquired is located. That prohibition will no longer be applicable as of September 29, 1995, as discussed below. Additionally, ONB is prohibited by the BHC Act from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a nonbanking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. The BHC Act does not place territorial restrictions on the activities of such nonbanking-related activities.

  The BHC Act specifically authorizes a bank holding company, upon receipt of appropriate approvals from the Federal Reserve and the Director of the OTS, to acquire control of any savings association or holding company thereof wherever located. Similarly, a savings and loan holding company may acquire control of a bank. A savings association acquired by a bank holding company cannot continue any non-banking activities not authorized for bank holding companies. For this reason, Greenmark must be purchased by First Citizens, which may legally preserve most of its insurance agency powers. Savings associations acquired by a bank holding company may, if located in a state where the bank holding company is legally authorized to acquire a bank, be converted to the status of a bank, but deposit insurance assessments and payments continue to be paid by the association to the Savings Association Insurance Fund ("SAIF"). A savings association so converted to a bank becomes subject to the branching restrictions applicable to banks. Also, any insured depository institution may merge with, acquire the assets of, or assume the liabilities of any other insured depository institution with the appropriate regulatory approvals if (i) continued payments of deposit insurance premiums are made on the acquired depository institution's deposits (including an assumed rate of growth in such deposits) to SAIF (if the acquired institution was a SAIF member) or to the Bank Insurance Fund ("BIF") (if the acquired institution was a BIF member), (ii) the acquiring institution and any holding company in control thereof meet all applicable capital requirements at the time of the transaction, and (iii) if the acquiring institution is a BIF member, the transaction meets any limitations on geographic expansion.

INTERSTATE BANKING

  In 1994, Congress enacted sweeping changes to the interstate branching and expansion powers of depository institutions and their holding companies in The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, which allows for interstate banking and interstate branching without regard to whether such activity is permissible under state law. Beginning on September 29, 1995, bank holding companies may acquire banks anywhere in the United States subject to certain state restrictions. Beginning on June 1, 1997, an insured bank may merge with an insured bank in another state without regard to whether such merger is prohibited by state law. Additionally, an out-of-state bank may acquire the branches of an insured bank in another state without acquiring the entire bank; provided, however, that the law of the state where the branch is located permits such an acquisition. States may permit interstate branching earlier than June 1, 1997, where both states involved with the bank merger expressly permit it by statute. Further, bank holding companies may merge existing bank subsidiaries located in different states into one bank.

  Beginning on September 29, 1995, an insured bank subsidiary may act as an agent for an affiliated bank or savings association in offering limited banking services (receive deposits, renew time deposits, close loans, service loans and receive payments on loans obligations) both within the same state and across state lines.

FDICIA

  FDICIA accomplished a number of sweeping changes in the regulation of depository institutions. FDICIA requires, among other things, federal bank regulatory authorities to take "prompt corrective action" with respect to banks which do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

  The FDIC has adopted regulations to implement the prompt corrective action provisions of FDICIA. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a

Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage ratio 4% or greater. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4%, and "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

  "Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution as described above. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. "Significantly undercapitalized" banks are subject to one or more of a number of requirements and restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and case receipt of deposits from correspondent banks, and restrictions on compensation of executive officers. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized," make any payment of principal or interest on certain subordinated debt or extend credit for a highly leveraged transaction or enter into any transaction outside the ordinary course of business. In addition, "critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

  FDICIA further directs that each federal banking agency prescribe standards for depository institutions and depository institution holding companies relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, management compensation, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value of publicly traded shares and such other standards as the agency deemed appropriate.

DEPOSIT INSURANCE

  The deposits of ONB's affiliate banks are insured up to $100,000 per insured account, by the BIF, except for deposits acquired in connection with affiliations with savings associations, which deposits are insured by the SAIF. Accordingly, ONB pays deposit insurance premiums to both BIF and SAIF and will continue to pay SAIF premiums with respect to all deposits of FUSB acquired in the Affiliation. If the FDIC believes that an increase in the insurance rates is necessary, it may increase the insurance premiums applicable to BIF or SAIF. Currently SAIF premiums are significantly higher than BIF premiums; however, Congress is considering a number of alternatives to address this issue and maintain relative equality among premium payments, including a large one-time assessment on savings associations, requiring banks to help finance the bonds
issued to recapitalize the thrift industry, and merging SAIF and BIF.   Some
Congressional proposals also require savings associations to convert to bank charters. It is difficult at this time to assess whether Congress will address the SAIF/BIF premium differential and, if so, what impact its legislative solution to that problem will have on ONB and its subsidiaries, FUSB, or New FUSB.

  Effective January 1, 1993, the FDIC adopted a final rule that implements a transitional risk-based assessment system whereby a base insurance premium will be adjusted according to the capital category and subcategory of an institution to one of three capital categories consisting of (1) well capitalized, (2) adequately capitalized, or (3) undercapitalized, and one of three subcategories consisting of (a) health, (b) supervisory concern, or (c) substantial supervisory concern. An institution's assessment rate will depend upon the capital category and supervisory category to which it is assigned. Assessment rates for banks range from .04% for an institution in the highest category (i.e., well capitalized) to 0.31% for an institution in the lowest category (i.e. undercapitalized and substantial supervisory concern), and for savings associations range from .23% for well capitalized institutions to .31% for institutions in the lowest category. The supervisory subgroup to which an institution is assigned by the FDIC is confidential and may not be disclosed. Deposit insurance assessments may increase depending upon the category and subcategory, if any, to which the bank is assigned by the FDIC. Any increase in insurance assessments could have an adverse effect on the earnings of ONB's affiliate banks.

RECENT LEGISLATION

  Congress is currently considering two pieces of proposed legislation which would impact financial institutions. The first such bill, the Financial Services Competitiveness Act, seeks to repeal the Glass-Steagall Act which has severely limited the ability of financial institutions to underwrite securities since immediately after the Depression. Should this bill be enacted in its form as of the date of this Proxy Statement, it would expand the securities powers of bank holding companies, like ONB, permitting them to form a subsidiary to underwrite and deal in securities and debt instruments. ONB currently may act as a broker/dealer for securities (as it does through its affiliate ONB Investment Services), but it may not generally underwrite corporate securities or debt. The effect of the bill would also be to permit bank holding companies to acquire, and be acquired by, securities firms.

  The second bill, the Financial Institutions Relief Act, would scale back certain laws which are deemed by Congress to impose regulatory burdens on banks and would eliminate redundancies in the law. Included in the affected laws are the Truth-in-Savings Act, the Community Reinvestment Act and certain laws with respect to disclosures in mortgage lending and the like.

  The progress of both of these bills is currently suspended while Congress determines what, if any, provisions regarding insurance powers should be included. The extent of the ability of banks to sell insurance is highly controversial, involving two powerful trade groups with a history of intractability. The insurance issue could halt permanently the attempts to obtain either Glass-Steagall relief or regulatory relief.

  It cannot be predicted with certainty whether such legislation will be enacted or the extent to which the banking industry in general, or ONB and its affiliate banks in particular, would be affected.

ADDITIONAL MATTERS

  In addition to the matters discussed above, ONB's affiliate banks and FUSB are subject to additional regulation of their activities, including a variety of consumer protection regulations affecting their lending, deposit and collection activities and regulations affecting secondary mortgage market activities.

  The extensive regulation, supervision and examination of financial institutions by the bank regulatory agencies is intended primarily for the protection of the insurance fund and depositors. Moreover, such regulation imposes substantial restrictions on the operations and activities of such institutions, and grants to regulators broad discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to classification of assets and establishment of adequate loan loss reserves. Any changes in such regulations, whether by legislation or regulatory action, could have a material impact on ONB affiliates and their operations. ONB cannot predict what, if any, future actions may be taken by legislative or regulatory authorities or what impact any such actions may have on the operations of its affiliates.

  The earnings of financial institutions are also affected by general economic conditions and prevailing interest rates, both domestic and foreign and by the monetary and fiscal policies of the United States Government and its various agencies, particularly the Federal Reserve.

  Additional legislation and administrative actions affecting the banking industry may be considered by Congress, state legislatures and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislation of administrative action will be enacted or the extent to which the banking industry in general or ONB and its affiliate banks in particular would be affected thereby.

                           COMPARISON OF COMMON STOCK

  The rights of holders of FUSB Common Stock who receive ONB Common Stock in the Affiliation will be governed by the laws of the State of Indiana, the state in which ONB is incorporated, and by ONB's Amended and Restated Articles of Incorporation ("ONB's Articles of Incorporation") and ONB's By-Laws, as amended ("ONB's By-Laws"). The rights of FUSB shareholders are presently governed by federal law applicable to savings associations and by FUSB's Charter and By-Laws. The rights of FUSB shareholders differ in certain respects from the rights they would have as ONB shareholders, including for ONB anti-takeover measures and the vote required for the amendment of significant provisions of the articles of incorporation and for the approval of significant corporate transactions. The following summary comparison of ONB Common Stock and FUSB Common Stock includes all material features of such shares but does not purport to be complete and is qualified in its entirety by reference to ONB's Articles of Incorporation and By-Laws and the Charter and By-Laws of FUSB.

AUTHORIZED BUT UNISSUED SHARES

  ONB's Articles of Incorporation authorize the issuance of 30,000,000 shares of ONB Common Stock, of which 22,890,065 whole shares were outstanding as of June 30, 1995. The remaining authorized but unissued shares of common stock may be issued upon authorization of the Board of Directors of ONB without prior shareholder approval. ONB has 2,000,000 shares of preferred stock authorized. These shares are available to be issued, without prior shareholder approval, in classes with relative rights, privileges and preferences determined for each class by the Board of Directors of ONB. No shares of preferred stock are presently outstanding.

  The Board of Directors of ONB has authorized a series of preferred stock designated as Series A preferred stock. The Board of Directors of ONB has designated 200,000 shares of Series A preferred stock in connection with the shareholder rights plan of ONB. The ONB Series A preferred stock may not be issued except upon exercise of certain rights ("Rights") pursuant to such shareholder rights plan. No shares of Series A preferred stock have been issued as of the date of this Proxy Statement. See "Anti-Takeover Provisions -- ONB's Shareholder Rights Plan" below.

   The shares of ONB Series A preferred stock are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to all other series of preferred stock of ONB. Each share of ONB Series A preferred stock will be entitled to receive, when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times the quarterly cash dividend declared on ONB Common Stock. In addition, the ONB Series A preferred stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the ONB Common Stock, in like kind. In the event of liquidation, the holders of ONB Series A preferred stock will be entitled to receive a liquidation payment in an amount equal to the greater of $100.00 per share or 100 times the liquidation payment made per share of ONB Common Stock. Each share of ONB Series A preferred stock will have 100 votes, subject to adjustment, voting together with the ONB Common Stock and not as a separate class unless otherwise required by law or ONB's Articles of Incorporation. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of ONB Series A preferred stock will be entitled to receive 100 times the amount received per share of ONB Common Stock. The rights of the ONB Series A preferred stock as to dividends, voting rights and liquidation are protected by antidilution provisions. See "COMPARISON OF COMMON STOCK -- Anti-Takeover Provisions."

   As of June 30, 1995, ONB had 1.4 million shares of ONB Common Stock reserved for issuance under ONB's dividend reinvestment and stock purchase plan and 1.5 million shares of its common stock reserved for issuance upon conversion of its outstanding 8% convertible subordinated debentures. Such debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of ONB Common Stock at a conversion rate of 42.517 shares per $1,000 principal amount of debentures (equivalent to a conversion price of approximately $24.70 per share), subject to adjustment in certain events.

   The issuance of additional shares of ONB Common Stock to persons who were not holders of ONB Common Stock prior to such issuance or the issuance of ONB preferred stock may adversely affect the interests of ONB shareholders.

   The Charter of FUSB authorizes the issuance of 5,000,000 shares of FUSB Common Stock, $.01 par value per share, of which 546,550 shares were issued and outstanding as of September 8, 1995, and options for 35,650 shares, which must be exercised prior to the effective date of the Affiliation, were outstanding on that date. Following the Affiliation, all of the outstanding shares of FUSB Common Stock will be held by ONB.

   FUSB has 2,000,000 shares of Preferred Stock, $1 par value, authorized, of which none are issued. Such shares are available to be issued without shareholder approval under the Charter of FUSB; however, pursuant to the Agreement, FUSB is restricted in issuing such shares.

 PREEMPTIVE RIGHTS

   Neither ONB's nor FUSB's shareholders have preemptive rights to subscribe for any new or additional ONB Common Stock or FUSB Common Stock, respectively, or other securities.

 DIVIDEND RIGHTS

   The holders of common stock of ONB are entitled to dividends and other distributions when, as and if declared by its Board of Directors out of funds legally available therefor. A dividend may not be paid by ONB if, after giving it effect, (1) ONB would not be able to pay its debts as they become due in the usual course of business, or (2) ONB's total assets would be less than the sum of its total liabilities plus, unless ONB's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend if ONB were to be dissolved at the time of the dividend.

   The amount of dividends, if any, that may be declared by ONB in the future will necessarily depend upon many factors, including, without limitation, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since ONB is primarily dependent upon dividends paid by its subsidiaries for its revenues), the discretion of ONB's Board of Directors and other factors that may be appropriate in determining dividend policies.

   Cash dividends paid to ONB by its Illinois-chartered affiliate banks are limited by Illinois law to the bank's net profits then on hand, less losses and statutorily-defined bad debts. Cash dividends paid to ONB by its Indiana-chartered affiliate banks are limited by Indiana law to the balance of the bank's undivided profits account adjusted for statutorily-defined bad debts. Cash dividends paid to ONB by its Kentucky-chartered affiliate banks are limited by Kentucky law to so much of the net profits of the banks, after deducting all expenses, losses, bad or suspended debts and interest and taxes accrued or due from the banks, as the boards of directors of the banks deem expedient. In addition, the approval of the Kentucky Commissioner of Banks is required if the total of all dividends declared by a Kentucky bank in any calendar year exceeds the bank's net profit for that year and the net retained profits from the preceding two years, less any transfers to surplus or a fund for retirement of preferred stock or debt. ONB's national affiliate banks and the Bank may pay cash dividends on their common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

   The OTS regulations impose limitations on capital distributions by savings associations, including FUSB. Under the rule, a savings institution is classified as a tier 1 institution, a tier 2 institution, or a tier 3 institution, depending on its level of regulatory capital both before and after giving effect to a proposed capital distribution. A tier 1 institution may generally make capital distributions in any calendar year up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (i.e., the percentage by which the institution's capital-to-assets ratio exceeds the ratio of its capital requirements to its assets) at the beginning of the calendar year. No regulatory approval of the capital distribution is required, but prior notice must be given to the OTS. Restrictions exist on the ability of tier 2 and tier 3 institutions to make capital distributions. For purposes of this regulation, FUSB is a tier-- institution.

   Dividends paid by ONB's affiliate banks and FUSB will ordinarily be restricted to a lesser amount than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks' principal federal regulatory authorities. See "REGULATORY CONSIDERATIONS." If a bank's capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited without prior regulatory approval. None of ONB's affiliate banks nor FUSB is currently subject to such a restriction.

VOTING RIGHTS

   The holders of the outstanding shares of ONB Common Stock and FUSB Common Stock are entitled to one vote per share on all matters presented for shareholder vote. ONB shareholders do not have cumulative voting rights in the election of directors. FUSB shareholders have the right to cumulative voting in the election of Directors. See "GENERAL INFORMATION" and "ELECTION OF FUSB DIRECTORS."

  Indiana law generally requires that mergers, consolidations, sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the shareholders meeting, subject in each case to provisions in the corporation's articles of incorporation requiring a higher percentage vote for certain transactions. ONB's Articles of Incorporation provide that certain business combinations may, under certain circumstances, require approval of more than a simple majority of the issued and outstanding shares of ONB Common Stock. See "-- Anti-Takeover Provisions." The laws applicable to FUSB require a two-thirds vote of shareholders to approve mergers and consolidations.

  Indiana law requires shareholder approval for most amendments to a corporation's articles of incorporation -- under Indiana law, by a majority of a quorum present at a shareholders' meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote). Indiana law permits a corporation in its articles of incorporation to prescribe a higher shareholder vote for certain amendments to the Articles of Incorporation. ONB's Articles of Incorporation require a super-majority shareholder vote of eighty percent (80%) of the outstanding shares of ONB Common Stock for the amendment of certain significant provisions. Amendments to FUSB's Charter must be approved by a majority vote of shareholders.

DISSENTERS' RIGHTS

  The holders of FUSB Common Stock and ONB Common Stock possess no dissenters' rights in connection with the Affiliation. ONB shareholders would not have dissenters' rights for any future merger or acquisition so long as ONB Common Stock is traded on the NASDAQ National Market System.

LIQUIDATION RIGHTS

  In the event of any liquidation or dissolution of ONB, the holders of shares of ONB Common Stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of ONB's liabilities and any rights of creditors and holders of shares of ONB preferred stock then outstanding. In the event of any liquidation, dissolution or winding up of FUSB, the holders of shares of FUSB Common Stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of FUSB liabilities, any rights of creditors and rights of any holders of FUSB preferred stock then outstanding.

ASSESSMENT AND REDEMPTION

  Shares of ONB Common Stock and FUSB Common Stock are not liable to further assessment. Under Indiana law, ONB may redeem or acquire shares of ONB Common Stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. ONB may not redeem or acquire shares of ONB Common Stock if, after giving such redemption or acquisition effect, ONB would not be able to pay its debts as they become due in the usual course of business, or ONB's total assets would be less than the sum of its total liabilities plus, unless ONB's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those whose stock is being redeemed or acquired if ONB were to be dissolved at the time of the redemption or acquisition.

  In addition, ONB must give prior notice to the Federal Reserve if the consideration to be paid by them for any redemption or acquisition of their respective shares, when aggregated with the consideration paid for all redemptions or acquisitions for the preceding twelve (12) months, equals or exceeds 10% of their respective consolidated net worth.

  Stock redemptions by FUSB would be deemed made by FUSB from its tax bad debt reserve and would result in adverse tax consequences to FUSB. Moreover, FUSB may not repurchase any of its capital stock if the effect thereof would cause the net worth of the stock to be reduced below the amount required for its liquidation account. For a description of certain OTS limitations on FUSB's ability to repurchase its shares, see "Comparison of Common Stock - Dividend Rights."

ANTI-TAKEOVER PROVISIONS

  The anti-takeover measures applicable to ONB, as described below, may have the effect of discouraging or rendering it more difficult for a person or other entity to acquire control of ONB. These measures may have the effect of discouraging certain tender offers for shares of ONB Common Stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

  Indiana Law. Under the business combinations provision of Indiana law, any 10% shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Securities and Exchange Act or which has specifically adopted this provision in the corporation's articles of incorporation, is prohibited for a period of five (5) years from completing a business combination with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. Further, the corporation and a 10% shareholder may not consummate a business combination unless all provisions of the articles of incorporation of the corporation are complied with and a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the business combinations provision of Indiana law.

  An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for eighteen (18) months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the effective date of the election. ONB is covered by the business combinations provision of Indiana law.

  In addition to the business combinations provision, Indiana law also contains a "control share acquisition" provision which, although different in structure from the business combinations provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Indiana law provides that, unless otherwise provided in an Indiana corporation's articles of incorporation or by-laws, certain acquisitions of shares of the corporation's common stock will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. Upon disapproval of the resolution, the shares held by the acquiror shall be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision.

  This provision does not apply to a plan of affiliation and merger, if the corporation complies with the applicable merger provisions and is a party to the agreement of merger or plan of share exchange. ONB is subject to the control share acquisition provision.

  ONB's Articles of Incorporation. In addition to the protections provided by Indiana law, ONB's Articles of Incorporation require the affirmative vote of the holders of at least eighty percent (80%) of the issued and outstanding shares of capital stock for any business combination which is not recommended by the vote of two-thirds or more of the members of the Board of Directors. For purposes of ONB's Articles of Incorporation, "business combination" is defined to include:
(1) a merger or consolidation of ONB with or into any other corporation, (2) any sale, lease, exchange or other disposition of any material part of the assets of ONB, or (3) any liquidation or dissolution of ONB or any material subsidiary of ONB. Further, this provision cannot be altered, amended or repealed without the affirmative vote of the holders of at least eighty percent (80%) of the issued and outstanding shares of ONB Common Stock entitled to vote thereon.

  ONB's Articles of Incorporation also include provisions requiring (1) the Board of Directors to consider non-financial factors in the evaluation of business combinations and tender or exchange offers, and (2) any person acquiring fifteen percent (15%) of the then issued and outstanding stock of ONB to pay equal consideration in connection with the acquisition of any further shares. These provisions require an eighty percent (80%) affirmative vote of the issued and outstanding shares of ONB Common Stock entitled to vote thereon in order to be altered, amended or repealed.

  ONB's Shareholder Rights Plan. On January 25, 1990, the Board of Directors of ONB declared a dividend of one (1) right for each issued and outstanding share of ONB Common Stock ("Right"). See "COMPARISON OF COMMON STOCK -- Authorized But Unissued Shares." The dividend was payable on March 15, 1990 to holders of record of ONB Common Stock at the close of business on March 1, 1990. Each Right entitles the registered holder to purchase from ONB one-hundredth (1/100) of a share of ONB Series A preferred stock at an initial Purchase Price of $60.00, subject to adjustment. The terms and conditions of the Rights are contained in a Rights Agreement between ONB and Old National Bank in Evansville, as Rights Agent.

  The foregoing information concerning ONB's Shareholder Rights Plan does not purport to be complete. For additional information, see the Rights Agreement, dated March 1, 1990, between ONB and Old National Bank, as Trustee, which is specifically incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

DIRECTOR LIABILITY

  Under Indiana law, a director of ONB will not be liable to shareholders for any action taken as a director, or any failure to take any action, unless (1) the director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation and (2) such breach or failure to perform constitutes willful misconduct or recklessness. There is no similar provision applicable to FUSB under federal law.

DIRECTOR NOMINATIONS

  ONB's By-Laws require that all nominations for election as directors of ONB shall be made by the Board of Directors of ONB in accordance with the By-Laws.

  The Nominating Committee is comprised of five (5) directors of ONB, none of whom is an officer or employee of ONB. The Nominating Committee maintains the responsibility to recruit potential director candidates, recommend changes to the entire Board of Directors concerning the size, composition and responsibilities of the Board of Directors, review proxy documents received from shareholders relating to the Board of Directors and review suggestions of shareholders regarding nominees for election as directors. All such suggestions of shareholders with respect to director nominations must be submitted in writing to the Nominating Committee not less than 120 days prior to the date of the annual or Annual Meeting of shareholders at which directors will be elected.

  With respect to FUSB, the Chairman of the Board of Directors is required by the bylaws to appoint a Nominating Committee consisting of the Board of Directors or a committee of the Board of Directors of not less than three members. Such committee is authorized to make nominations for Directors in writing to the Secretary of FUSB at least twenty days prior to the Annual Meeting, which nominations are then posted at FUSB's office. Nominations for Directors may also be made in writing by shareholders and delivered to the Secretary of FUSB at least five days prior to the Annual Meeting.


                                 ELECTION OF FUSB DIRECTORS

NOMINEES AND DIRECTORS

  The Board of Directors of FUSB is currently composed of six members. FUSB's bylaws provide that the Directors shall be divided into three classes as nearly equal in number as possible. Directors of FUSB are generally elected to serve for a three-year period or until their respective successors are elected and qualified. The nominees for Director this year are Earl E. Clodfelter and William M. Marley, each of whom is a current Director of FUSB. If elected by the Shareholders at the Annual Meeting, Messrs. Clodfelter and Marley will serve as Directors of FUSB until 1998, subject to earlier termination upon consummation of the Affiliation. Following the Affiliation, they will serve as Directors of First Citizens in accordance with the bylaws of First Citizens, which provide that Directors serve one year terms.

  The following table sets forth certain information regarding each nominee for election as a Director and each Director continuing in office after the Annual Meeting. It is intended that the proxies solicited on behalf of the Board of Directors (other than proxies as to which authorization is withheld) will be voted at the Annual Meeting for the election of the nominees identified below. If any Director nominee is unable or declines to serve (an event which the Board of Directors does not anticipate), the proxies will have discretionary authority to vote for a substitute nominee named by the Board of Directors if the Board elects to fill such nominee's position. The table also sets forth the number of shares of FUSB Common Stock beneficially owned by all Directors and executive officers of FUSB as a group.

                                                 Expiration     Shares of Common
                                                 ----------     ------------------
                                  Director of    of Term as     Stock Beneficially     Percent
                                  -----------    ----------     ------------------     --------
Director                  Age     FUSB Since     Director*      Owned on 9/8/95 (1)    of Class
--------                  ---     -----------    ----------     -------------------    --------
NOMINEES
Earl E. Clodfelter         61        1974           1998              4,200 (2)           .76%
William M. Marley          55        1985           1998             24,182 (3)          4.36%

DIRECTORS CONTINUING
 IN OFFICE
John W. Bender             56        1990           1996              1,800 (4)           .33%
Harold A. Harrell          59        1989           1997              1,500 (5)           .27%
Gary R. Pershing           46        1983           1996             12,917 (6)          2.35%
Alan G. Stanley            69        1986           1997              6,200 (7)          1.13%

All Directors and
 executive officers as a
 group (10) persons                                                  71,971 (8)         12.45%

* Terms assume continuation of staggered Board provided by the bylaws of FUSB. Following the Affiliation, all Directors will serve one year terms expiring in 1996.

(1) Includes shares beneficially owned by members of the immediate families of the directors or director nominees residing in their homes. Unless otherwise indicated, each shareholder has sole investment and/or voting power with respect to the shares shown as beneficially owned by him.
(2) Includes 1,000 shares held jointly by Mr. Clodfelter and his wife and 3,200 shares subject to stock options granted under the First United Savings Bank Stock Option Plan ("Stock Option Plan").
(3) Includes 10,000 shares held jointly by Mr. Marley and his wife, 8,200 shares subject to stock options granted under the Stock Option Plan, and 50 shares held by Mr. Marley's daughter. Also includes 3,950 whole shares allocated to Mr. Marley's account under the First United Savings Bank Employee Stock Ownership Plan and Trust (the "ESOP") as of December 31, 1994, but does not include any shares allocated to such account since that date.
(4) Includes 800 shares subject to a stock option granted under the Stock Option Plan.
(5) Includes 1,000 shares subject to stock options granted under the Stock Option Plan.
(6) Includes 1,885 shares held jointly by Mr. Pershing and his wife, 3,200 shares subject to stock options granted under the Stock Option Plan, 1,745 shares held by a profit sharing plan of which Mr. Pershing and his wife are beneficiaries, 2,202 shares held by his wife, 1,000 shares held jointly by his wife and son, and 100 shares held jointly by Mr. Pershing and his son.
(7) Includes 620 shares held jointly by Mr. Stanley and his wife, 3,200 shares subject to stock options granted under the Stock Option Plan, 1,190 shares held by his wife in an individual retirement account, and 1,190 shares held in Mr. Stanley's individual retirement account.
(8) Includes 31,400 shares subject to stock options granted under the Stock Option Plan and 8,392 whole shares allocated as of December 31, 1994, under the ESOP.

Presented below is certain information concerning the Directors of FUSB.

  John W. Bender serves as Chairman of Bender Lumber Co., Inc., Bloomington, Indiana. Mr. Bender will serve on the Board of New FUSB following the Affiliation.

  Earl E. Clodfelter is a farmer and insurance agent. He served on the Putnam County Council for twenty years and now serves as Putnam County Commissioner. He also serves as a director of Communications Corporation, Inc., a company providing local telephone service, based in Roachdale, Indiana. Mr. Clodfelter will serve on the Board of First Citizens following the Affiliation.

  Harold A. Harrell is an attorney with the law firm of Andrews, Harrell, Mann, Chapman & Coyne of Bloomington, Indiana. He serves as Vice-Chairman of the Board of Directors of FUSB. Mr. Harrell will serve on the Board of New FUSB following the Affiliation.

  William M. Marley has been President and Chief Executive Officer of FUSB since August 1, 1985. He served as Executive Vice President between 1983 and 1985, and prior thereto served as Vice President-Financial Services. Mr. Marley served on the Board of the Indiana League of Savings Institutions from 1989 to 1992. Mr. Marley will serve on the Board of First Citizens following the Affiliation.

  Gary R. Pershing has served as Chairman of the Board, President and Managing Partner of Pershing & Company, Inc., a certified public accounting firm in Greencastle, since 1977. He serves as Chairman of the Board of Directors of FUSB. Mr. Pershing will serve on the Board of First Citizens following the Affiliation.

  Alan G. Stanley has been a self-employed professional engineer and professional land surveyor and served as Putnam County Surveyor for more than twenty years. He served as the President of Alan Stanley & Associates, Inc. from 1980 until 1993 and is currently President of Alan Stanley PE/PC. Mr. Stanley will serve on the Board of First Citizens following the Affiliation.

  Ernest H. Collins and Norman J. Knights now serve as honorary Directors of
FUSB.

  Directors will be elected upon receipt of a plurality of affirmative votes cast at the Annual Meeting. Plurality means that individuals who receive the largest number of votes cast are elected up to the maximum number of Directors to be chosen at the Annual Meeting. Abstentions, broker non-votes and instructions on the accompanying proxy to withhold authority to vote for one or more of the nominees will result in the respective nominees receiving fewer votes. However, the number of votes otherwise received by the nominee will not be reduced by such action.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS OF FUSB

  The Board of Directors meetings are generally held on a monthly basis. The Board of Directors held a total of 14 meetings during the fiscal year ended
June 30, 1995. No Director attended fewer than 75% of the sum of the meetings of the Board of Directors held while he served as a Director and the meetings of committees on which he served.

  The Audit Committee, comprised of Messrs. Stanley (Chairman), Clodfelter and Bender, recommends the appointment of FUSB's independent accountants in connection with its annual audit and meets with them to outline the scope and review of such audit. That committee met three times during the year ended June 30, 1995.

  FUSB's Compensation Committee administers the Stock Option Plan and the ESOP, and consists of all members of the Board of Directors except William M. Marley. The Compensation Committee met two times during the year ended June 30, 1995.

  The Board of Directors of FUSB also has a Pension Committee, the members of which are Messrs. Harrell, Stanley, and Clodfelter. This committee has responsibility for decisions affecting First United's pension plan, and it met three times during the year ended June 30, 1995.

  The Board of Directors served as the Nominating Committee for the 1995 Annual Meeting.

REMUNERATION OF NAMED EXECUTIVE OFFICER

  The following table sets forth information as to annual, long-term and other compensation for services in all capacities to FUSB and its subsidiaries for the last three fiscal years, of the person who served as chief executive officer of FUSB during the fiscal year ended June 30, 1995 (the "Named Executive Officer"). There were no executive officers of FUSB who earned over $100,000 in salary and bonuses during that fiscal year.

                           Summary Compensation Table

                                                                                 Long Term Compensation
                                        Annual Compensation                              Awards
                             -----------------------------------------    ------------------------------------
                                                          Other Annual    Restricted  Securities   All Other
                             Fiscal                       Compensation      Stock     Underlying  Compensation
Name and Principal Position   Year   Salary($)  Bonus($)     ($)(1)       Awards($)   Options($)     ($)(2)
---------------------------  ------  ---------  --------  ------------    ----------  ----------  ------------
William M. Marley             1995    $94,300    $7,728        --             --           --       $23,679
President, Chief Executive    1994     90,100       -0-        --             --        2,200        20,474
                              1993     86,000     6,615        --             --          400         8,659

(1) The Named Executive Officer of FUSB receives certain perquisites, but the incremental cost of providing such perquisites does not exceed the lesser of $50,000 or 10% of the officer's salary and bonuses.
(2) Includes FUSB's contributions to the ESOP allocable to the Named Executive Officer and allocations made for Mr. Marley under the First United Savings Bank Supplemental Benefit Plan.

STOCK OPTIONS

  The following table includes the number of shares covered by stock options held by the Named Executive Officer as of June 30, 1995. Also reported are the values for "in-the-money" options (options whose exercise price is lower than the market value of the shares at fiscal year end) which represent the spread between the exercise price of any such existing stock options and the fiscal year-end market price of the stock.

      OUTSTANDING STOCK OPTIONS GRANTED AND VALUE REALIZED AS OF 6/30/95

                           Number of Securities Underlying           Value of Unexercised In-the-Money
                        Unexercised Options at Fiscal Year End        Options at Fiscal Year End (1)
                        --------------------------------------       ---------------------------------
Name                    Exercisable              Unexercisable       Exercisable         Unexercisable
----                    -----------              -------------       -----------         -------------
William M. Marley          8,200                      --              $130,626                --

(1) Amounts reflecting gains on outstanding options are based on the June 30, 1995, average between bid and asked prices, which was $27.75 per share.

EMPLOYMENT AGREEMENT

  The Board of Directors has approved a three-year employment contract with its President and Chief Executive Officer, William M. Marley. The contract can be extended for additional one-year terms to maintain a three-year term unless notice is properly given by either party to the contract. Unless extended further, the contract will expire in 1997. Mr. Marley receives his current salary under the contract, which salary is subject to increases approved by the Board of Directors. The contract also provides, among other things, for participation in other fringe benefits and benefit plans available to FUSB employees. Mr. Marley may terminate his employment upon 30 days' written notice to FUSB. FUSB may discharge Mr. Marley for "cause" (as defined in the contract) at any time or in certain events specified by Office of Thrift Supervision ("OTS") regulations. Upon termination of Mr. Marley's employment by FUSB for other than cause or in the event of termination by Mr. Marley "for cause" (as defined in the contract), Mr. Marley will receive his base compensation under the contract (a) for an additional three years (or the remaining term of the contract, if shorter) if the termination follows a change of control (as defined in the contract), or (b) for an additional two years (or the remaining term of the contract, if shorter) if the termination does not follow a change of control. In addition, during such period, Mr. Marley will continue to participate in FUSB's group insurance plans or receive comparable benefits. Moreover, within a period of three months after such termination following a change of control, Mr. Marley will have the right to cause FUSB to purchase any stock options he holds for a price equal to the fair market value (as defined in the contract) of the shares subject to such options minus their option price. Payments pursuant to the contract may trigger adverse tax consequences to FUSB and Mr. Marley under the so-called "golden parachute" provision of the Internal Revenue Code of 1986, as amended (the "Code").

  The employment contract provides FUSB protection of its confidential business information and protection from competition by Mr. Marley should he voluntarily terminate his employment without cause or be terminated by FUSB for cause.

COMPENSATION OF DIRECTORS

  Each Director (including Directors who are also employees) of FUSB receives a monthly honorarium of $250 and an additional fee of $500 for each monthly Board meeting attended by him. Directors are not reimbursed for expenses incurred in attending meetings. There are no fees paid for attendance at Board committee meetings. Directors are also entitled to receive stock options under FUSB's Stock Option Plan.

  In addition, FUSB has adopted a supplemental benefit plan which provides each of FUSB's Directors with supplemental benefits after the Director ceases to be a member of the Board, attains age 65, or upon death. The retirement benefits payable for a period of 120 months are equal to the balance of the Director's account under the Plan; provided that for Directors on the Board as of June 30, 1993, who serve until age 65, the minimum monthly benefit is $650. The Director's account consists of all amounts accrued under FUSB's prior supplemental benefit plan for Directors as of June 30, 1993, plus $350 per month consisting of fees deferred by the Director while on the Board. Interest equal to the United States Treasury Bill two years interest rate in effect as of the last business day of each month is credited to the balance of such accounts. Death benefits are also payable under the plan. Except in the event of a change of control, Directors must serve for five years in order to receive the retirement benefits provided under the plan.

TRANSACTIONS WITH CERTAIN RELATED PERSONS

  FUSB has followed the policy of offering loans to its Directors, officers and employees for the financing of their principal residences and for other personal loan purposes, including overdraft and credit card lines of credit. All such loans made since the adoption of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and all such loans in excess of $60,000 were made in the ordinary course of business on substantially the same terms and collateral as those of comparable transactions prevailing at the time and do not involve more than the normal risk of collectibility or present other unfavorable features.

  The law firm of Andrews, Harrell, Mann, Chapman & Coyne, of which Harold A. Harrell is a partner, rendered legal services during the year ended June 30, 1995, to FUSB, and it is expected that the firm will continue to do so in the next fiscal year. The legal services were rendered in the ordinary course of business and the amount of fees paid to the law firm by FUSB did not exceed 5% of the firm's gross revenues for the firm's last full fiscal year.

                                    OPINIONS

  Certain legal matters in connection with the Agreement will be passed upon for ONB by the law firm of Krieg DeVault Alexander & Capehart, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204, and for FUSB by the law firm of Barnes & Thornburg, 11 South Meridian Street, Suite 1313, Indianapolis, Indiana 46240.

                                    EXPERTS

  The consolidated financial statements of ONB and affiliates incorporated by reference in this Proxy Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been so incorporated by reference in this Proxy Statement in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

  The consolidated financial statements of FUSB at June 30, 1995 and for each of the three years in the period then ended incorporated into this Proxy Statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their reports thereon incorporated herein, and are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

  Representatives of Ernst & Young, LLP are not expected to be at the Annual Meeting.

                                 OTHER MATTERS

  The Annual Meeting is called for the purposes set forth in the Notice attached to this Proxy Statement. The Board of Directors of FUSB knows of no other matters for action by shareholders at the Annual Meeting other than the matters described in the Notice. However, the enclosed revocable proxy will confer discretionary authority to the persons named therein with respect to any such matters, none of which are known to the Board of Directors of FUSB as of the date hereof, which may properly come before the Annual Meeting. It is the intention of the persons named in the proxy to vote pursuant to the proxy with respect to such matters in accordance with the recommendation of the Board of Directors of FUSB.

                                                                      APPENDIX A


                              AMENDED AND RESTATED
                      AGREEMENT OF AFFILIATION AND MERGER


     THIS AMENDED AND RESTATED AGREEMENT OF AFFILIATION AND MERGER ("Agreement"), effective as of this 29th day of September, 1994, by and among OLD NATIONAL BANCORP ("ONB"), FIRST CITIZENS BANK & TRUST COMPANY ("First Citizens"), FIRST UNITED SAVINGS BANK, f.s.b. ("Savings Bank") and ONB INTERIM FEDERAL SAVINGS BANK ("Interim Thrift"),

                              W I T N E S S E T H:
                              -------------------

     WHEREAS, ONB is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended, with its principal office located in Evansville, Vanderburgh County, Indiana; and

     WHEREAS, First Citizens is an Indiana chartered bank and a wholly-owned subsidiary of ONB, with its principal banking office located in Greencastle, Putnam County, Indiana; and

     WHEREAS, Savings Bank is a federally chartered savings bank, with its principal banking office located in Greencastle, Putnam County, Indiana; and

     WHEREAS, in order to effectuate the Merger (as hereinafter defined), ONB will form Interim Thrift and will cause it to approve and to become a party to this Agreement; and

     WHEREAS, ONB, First Citizens and Savings Bank are parties to an Agreement of Affiliation and Merger dated September 29, 1994 ("Original Agreement") and desire to amend and restate the Original Agreement in accordance with this Agreement; and

     WHEREAS, First Citizens and Savings Bank have entered into a certain Purchase and Assumption Agreement dated May 31, 1995 relating to the branches of Savings Bank located in Greencastle, Indiana, the loan origination office of Savings Bank located in Danville, Indiana and the stock of Greenmark, Inc., d/b/a Greenmark Insurance Agency ("Purchase and Assumption Agreement"); and

     WHEREAS, ONB and Savings Bank have entered into a Stock Option Agreement ("Option Agreement") in connection with the Merger (as hereinafter defined) and are amending the Stock Option Agreement concurrently with the execution of this Agreement; and

     WHEREAS, the Board of Directors of ONB and at least two-thirds (2/3) of the entire Board of Directors of each of First Citizens and Savings Bank have approved this Agreement and have authorized its execution and delivery.

     NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and mutual obligations herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, ONB, First Citizens and Savings Bank, and Interim Thrift upon its formation, hereby agree as follows:


                                   SECTION 1

                                  THE MERGER
                                  ----------

     1.01. General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as hereinafter defined), Interim Thrift shall merge with and into Savings Bank under the laws of the United States of America and under the Charter of Savings Bank (the "Merger"). Savings Bank shall survive the Merger ("Surviving Thrift") and thereafter Savings Bank shall be a wholly-owned subsidiary of ONB and shall continue its existence as a federally-chartered stock savings bank.

     1.02. Name, Offices and Management. The name of the Surviving Thrift shall be "First United Savings Bank, f.s.b." Its principal office shall be located at 100 Fountain Square, Bloomington, Indiana 47404. The Board of Directors of the Surviving Thrift shall consist of those directors of Savings Bank serving at the Effective Time who reside in or around Bloomington, Indiana, until such time as their successors have been duly elected and have qualified, subject to Section 7.08 of this Agreement. Those directors of Savings Bank serving at the Effective Time who reside in or around Greencastle, Indiana shall become directors of First Citizens, until such time as their successors have been duly elected and have qualified, subject to Section 7.08 of this Agreement. The officers of the Surviving Thrift shall consist of the officers of Savings Bank who are employed at the Bloomington, Indiana offices of Savings Bank at the Effective Time and such other persons as ONB may select, until such time as their successors shall have been duly elected and have qualified. The officers of Savings Bank who are employed at the Greencastle or Danville, Indiana offices of Savings Bank at the Effective Time shall become officers of First Citizens, until such time as their successors shall have been duly elected and have qualified; provided, however, that immediately following the Effective Time (a) William M. Marley shall be elected Vice Chairman of First Citizens and shall serve, subject to the provisions of the employment agreement dated March 18, 1986, between Savings Bank and Mr. Marley, as amended pursuant to Section 6.15 hereof, in such capacity for such term as the Board of Directors of ONB may, in its discretion, determine, and (b) a person not currently employed on a full-time basis by First Citizens shall be elected Chairman, President and Chief Executive Officer of First Citizens and Savings Bank, who shall serve for such term as the Board of Directors of First Citizens may, in its discretion, determine.

     1.03. Charter and By-Laws. The Charter and By-Laws of Savings Bank in existence at the Effective Time shall remain the Charter and By-Laws of the Surviving Thrift until such Charter and By-Laws shall be further amended as provided by applicable law.

     1.04. Assets and Liabilities. At the Effective Time, title to all assets, real estate and other property owned by Savings Bank and Interim Thrift shall vest in the Surviving Thrift without reversion or impairment. At the Effective Time, all liabilities and obligations of Savings Bank and Interim Thrift shall be assumed by the Surviving Thrift. Such liabilities shall include all of Savings Bank's obligations with respect to the liquidation account that was established at the time Savings Bank converted from mutual to stock form.

     1.05. Tax Free Reorganization. ONB, Interim Thrift and Savings Bank intend for the Merger to qualify as a reorganization within the meaning of
Section 368(a)(2)(E) and related sections of the Internal

Revenue Code of 1986, as amended ("Code"), and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.



                                   SECTION 2

                                MANNER AND BASIS
                              OF EXCHANGE OF STOCK
                              --------------------

     2.01. Exchange Ratio. (a) Upon and by virtue of the Merger becoming effective at the Effective Time, each issued and outstanding share of Savings Bank Common Stock (as hereinafter defined), except for the 1,000 shares of Savings Bank Common Stock held by Greenmark, Inc. which shall be canceled as of the Effective Time, shall be converted into the right to receive eighty-five one hundredths (0.85) of a share of ONB common stock ("Exchange Ratio"), subject to adjustment, if any, as set forth in Sections 2.01(b) and 2.03 hereof. Upon and by virtue of the Merger becoming effective at the Effective Time, each issued and outstanding share of Interim Thrift capital stock shall be converted into an equal number of shares of common stock of the Surviving Thrift.

     (b) If the Average Price Per Share (as hereinafter defined) of ONB common stock is more than ten percent (10%) above or below $36.50, then the Exchange Ratio shall be adjusted in accordance with this subsection. Accordingly, if the Average Price Per Share of ONB common stock exceeds $40.15, then the Exchange Ratio shall be adjusted such that each issued and outstanding share of Savings Bank Common Stock shall be converted into the right to receive a fraction of a share of ONB common stock determined by dividing $34.1275 by the Average Price Per Share of ONB common stock. Similarly, if the Average Price Per Share of ONB common stock is less than $32.85, then the Exchange Ratio shall be adjusted such that each issued and outstanding share of Savings Bank Common Stock shall be converted into the right to receive a fraction of a share of ONB common stock determined by dividing $27.9225 by the Average Price Per Share of ONB common stock. If the Average Price Per Share of ONB common stock is not less than $32.85 or not more than $40.15, then there shall be no adjustment to the Exchange Ratio.

     (c) The "Average Price Per Share" of ONB common stock shall be calculated based upon the average of the per share closing prices of ONB common stock as reported on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System for the first five (5) business days on which shares of ONB common stock are traded within the ten (10) calendar days immediately preceding the Effective Time.

     2.02. No Fractional Shares. Certificates for fractional shares of ONB common stock shall not be issued for fractional interests resulting from application of the Exchange Ratio. Each shareholder of Savings Bank who would otherwise have been entitled to a fraction of a share of ONB common stock shall be paid in cash an amount equal to such fraction multiplied by the Average Price Per Share of ONB common stock.

     2.03. Recapitalization. If, between the date of this Agreement and the Effective Time, ONB distributes or issues a stock dividend with respect to its shares of common stock, or combines, subdivides, reclassifies or splits up its issued and outstanding shares of common stock, such that the number of issued and outstanding shares of ONB common stock is increased or decreased, then the Exchange Ratio shall be adjusted so that Savings Bank's shareholders shall receive, in the aggregate, such number of shares of ONB common stock representing the same percentage of outstanding shares of ONB common stock at the Effective

Time as would have been represented by the number of shares such shareholders would have received if any of the foregoing actions had not occurred.

     2.04. Distribution of ONB Common Stock and Cash. (a) Immediately following the Effective Time, ONB shall mail to each Savings Bank shareholder a letter of transmittal providing instructions as to the transmittal to ONB of certificates representing shares of Savings Bank Common Stock and the issuance of shares of ONB common stock in exchange therefor pursuant to the terms of this Agreement.

     (b) Following the Effective Time, ONB shall distribute stock certificates representing shares of ONB common stock and any cash payment, without interest, for fractional shares, if any, to each former shareholder of Savings Bank within ten (10) business days following delivery to ONB of the shareholder's certificates representing such shareholder's shares of Savings Bank Common Stock accompanied by a properly completed and executed letter of transmittal, all in form and substance reasonably satisfactory to ONB and Savings Bank.

     (c) Following the Effective Time, stock certificates representing Savings Bank Common Stock shall be deemed to evidence ownership of ONB common stock for all corporate purposes; provided, however, that no dividends or other distributions otherwise payable subsequent to the Effective Time on shares of ONB common stock shall be paid to any Savings Bank shareholder entitled to receive the same until such shareholder has surrendered to ONB his or her certificate or certificates representing Savings Bank Common Stock in exchange for a certificate representing ONB common stock. Upon surrender of the certificates representing shares of Savings Bank Common Stock, there shall be paid in cash to the record holder of the new certificate evidencing shares of ONB common stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such shares of ONB common stock.

     (d) ONB shall be entitled to rely upon the stock transfer books of Savings Bank to establish the persons entitled to receive shares of ONB common stock pursuant to this Agreement, which books, in the absence of actual knowledge by ONB of any adverse claim thereto, shall be conclusive with respect to the ownership of shares of Savings Bank Common Stock.

     (e) With respect to any certificate for shares of Savings Bank Common Stock which has been lost, stolen or destroyed, ONB shall be authorized to issue its common stock (and to pay cash for fractional shares) to the registered owner of such certificate upon ONB's receipt of an agreement to indemnify ONB against loss with respect to such lost, stolen or destroyed certificate and an affidavit of lost, stolen or destroyed stock certificate, both in form and substance reasonably satisfactory to ONB, and upon compliance by the Savings Bank shareholder with all other reasonable requirements of ONB in connection with lost, stolen or destroyed stock certificates.


                                   SECTION 3

                            DISSENTING SHAREHOLDERS
                            -----------------------

     Shareholders of Savings Bank are not entitled to statutory dissenters' rights since Savings Bank Common Stock is listed on NASDAQ. Savings Bank shall take no action which would result in the loss of such listing on NASDAQ prior to the Effective Time.

                                   SECTION 4

                 REPRESENTATIONS AND WARRANTIES OF SAVINGS BANK
                 ----------------------------------------------

          Savings Bank hereby represents and warrants to ONB as follows:

          4.01. Organization and Authority. (a) Savings Bank is a federally chartered savings bank duly organized and validly existing under the laws of the United States of America. Savings Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except for shares in Greenmark, Inc. and Kirkwood Corporation, except for shares of common stock of the Federal Home Loan Bank of Indianapolis and except as provided in the Disclosure Schedule, Savings Bank has no subsidiaries and owns no voting stock or equity securities of, or any interest in, any corporation, partnership, association or other entity. Savings Bank has a class of stock registered pursuant to Section 12, and is subject to the reporting requirements, of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Savings Bank is subject to primary federal regulatory supervision and examination by the Office of Thrift Supervision ("OTS").

          (b) Greenmark, Inc. ("Greenmark") is an Indiana corporation duly organized and validly existing under the laws of the State of Indiana. Greenmark's sole business activity is the marketing of property, casualty, life and crop insurance. Savings Bank owns all of the issued and outstanding capital stock of Greenmark. Greenmark has no subsidiaries and, except for 1,000 shares of Savings Bank Common Stock, owns no voting stock or equity securities of, or any interest in, any corporation, partnership, association or other entity.

          (c) Kirkwood Corporation ("Kirkwood") is an Indiana corporation duly organized and validly existing under the laws of the State of Indiana. Savings Bank owns all of the issued and outstanding shares of capital stock of Kirkwood. Kirkwood conducts no operations or business, has no assets (other than One Thousand Dollars ($1,000) in cash or cash equivalents), liabilities or obligations and owns no voting stock or equity securities of, or any interest in, any corporation, partnership, association or other entity. Greenmark and Kirkwood are hereinafter referred to collectively as the "Subsidiaries".

          4.02. Authorization. (a) Savings Bank has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in
Section 8.02 hereof. This Agreement and its execution and delivery by Savings Bank have been duly authorized and approved by the Board of Directors of Savings Bank. The Agreement constitutes a valid and binding obligation of Savings Bank, subject to the fulfillment of the conditions precedent set forth in Section 8.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

          (b) Neither the execution of this Agreement nor consummation of the Merger (i) conflicts with or violates Savings Bank's Charter or By-Laws; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Savings Bank is a party or by which Savings Bank is subject or bound and which is material to Savings Bank; (iv) except with respect to the right of McDonald & Company Securities, Inc. to its fee for its investment banking services in connection with the Merger, results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party or any other adverse interest, upon any right, property or asset of Savings Bank; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Savings Bank is bound or with respect to which Savings Bank is to perform any duties or obligations or receive any rights or benefits.

          (c) Other than in connection or in compliance with the provisions of applicable federal and state banking, thrift, securities and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for the consummation of the Merger by Savings Bank.

          4.03. Capitalization. (a) The authorized capital stock of Savings Bank consists, and at the Effective Time will consist, of 2,000,000 shares of preferred stock, $1.00 par value per share, none of which shares are issued or outstanding ("Preferred Stock") and 5,000,000 shares of common stock, $.01 par value per share, 543,300 (including 1,000 shares owned by Greenmark) of which shares are validly issued and outstanding, which number of issued and outstanding shares of Savings Bank Common Stock is subject to increase to a total of 583,200 shares pursuant to the exercise of options (collectively, the "Stock Options") granted under the First United Savings Bank Stock Option Plan ("Stock Option Plan") to purchase an aggregate of 39,900 shares of Savings Bank Common Stock (in Section 2 hereof and sometimes hereinafter referred to as "Savings Bank Common Stock"). Such issued and outstanding shares of Savings Bank Common Stock have been duly and validly authorized by all necessary corporate action of Savings Bank, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former Savings Bank shareholders. Savings Bank has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Savings Bank Common Stock, except for 39,900 shares of Savings Bank Common Stock pursuant to the exercise of Stock Options. As of June 30, 1994, Savings Bank had total shareholders equity of $9,841,899, which consisted of common stock of $5,423, paid-in capital of $4,907,561 and retained earnings of $4,928,915. A description of the terms, relative rights, preferences and limitations of the Savings Bank Common Stock and the Preferred Stock is contained in the Charter of Savings Bank, a copy of which is set forth in the Disclosure Schedule pursuant to Section 4.04 hereof (for purposes of this Agreement, "Disclosure Schedule" shall mean the schedules referencing the applicable provisions of this Section 4 which are attached hereto and made a part of this Agreement).

          (b) The authorized capital stock of Greenmark consists, and at the Effective Time will consist, of 1,000 shares of common stock, no par value per share, thirty-three (33) of which shares are outstanding and validly issued to Savings Bank. Such issued and outstanding shares of common stock of Greenmark have been duly and validly authorized by all necessary corporate action of Greenmark, are validly issued, fully paid and non-assessable and have not been issued in violation of any pre-emptive rights of any present or former Greenmark shareholders. All of the issued and outstanding shares of Greenmark common stock are owned by Savings Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Greenmark has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(b) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of common stock of Greenmark. As of June 30, 1994, Greenmark had total assets of $227,843, total liabilities of $14,276 and total capital of $213,117, which capital consisted of common stock of $-0-, capital surplus of $30,000, and undivided profits of $183,117.

          (c) The authorized capital stock of Kirkwood consists, and at the Effective Time will consist, of 1,000 shares of common stock, $1.00 par value per share, all of which shares are outstanding and validly issued to Savings Bank. Such issued and outstanding shares of common stock of Kirkwood have been duly and validly authorized by all necessary corporate action of Kirkwood, are validly issued, fully paid and non-assessable and have not been issued in violation of any pre-emptive rights of any present or former Kirkwood shareholders. All of the issued and outstanding shares of Kirkwood common stock are owned by Savings Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Kirkwood has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(c) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of common stock of Kirkwood. As of June 30, 1994, Kirkwood had total assets of $1,000, no liabilities and total capital of $1,000, which capital consisted solely of common stock of $1,000.

          (d) Except for options to purchase 39,900 shares of Savings Bank Common Stock under the Stock Option Plan, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any capital stock, or any securities convertible into or representing the right to purchase or otherwise acquire any capital stock or debt securities, of Savings Bank by which Savings Bank is or may become bound. Savings Bank does not have any contractual or other obligation to repurchase, redeem or otherwise acquire any of its issued and outstanding shares of Savings Bank Common Stock. Set forth in the Disclosure
Schedule is a true, accurate and complete (i) copy of an incentive stock option agreement and a non-qualified stock option agreement that are identical in all material respects to the remaining outstanding stock option agreements (except as to the number of shares subject to the option, the purchase price per share and the duration of the option), (ii) copy of the Stock Option Plan and (iii) a list of all optionees and including the number of shares subject to each Stock Option.

          (e) There are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to the capital stock, or any securities convertible into or representing the right to purchase or otherwise acquire the capital stock or any debt securities, of the Subsidiaries by which the Subsidiaries are or may become bound. The Subsidiaries do not have any contractual or other obligation to repurchase, redeem or otherwise acquire any of their respective outstanding shares of capital stock.

          (f) Except as set forth in the Disclosure Schedule, Savings Bank has no knowledge of any person who beneficially owns 5% or more of the issued and outstanding shares of Savings Bank Common Stock.

          4.04. Organizational Documents. The Charter and By-Laws of Savings Bank, representing true, accurate and complete copies of such corporate documents of Savings Bank in effect as of the date of this Agreement, have been delivered to ONB and are included in the Disclosure Schedule.

          4.05. Compliance with Law. (a) Except as provided in the Disclosure Schedule, neither Savings Bank nor any of the Subsidiaries has engaged in any activity or has taken or omitted to take any action which has resulted in the violation of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement nor is it in violation of any order, injunction, judgment, writ or decree of any court or government agency or body, the violation of which could have a material adverse effect on the financial condition, results of operations, business, assets or capital of Savings Bank and the Subsidiaries on a consolidated basis. Each of Savings Bank and Greenmark possesses and holds all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of its business without interference or interruption, and such licenses, franchises, permits, certificates and authorizations held by Savings Bank or Greenmark are transferable to First Citizens, as applicable, at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

          (b) All agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of Savings Bank which presently are binding upon or require action by, or at any time during the last five (5) years have been binding upon or have required action by, Savings Bank, including, without limitation, all correspondence, communications and commitments related thereto, are set forth in the Disclosure Schedule. There are no uncured violations, or violations with respect to which refunds or restitutions may be required, cited in any examination report provided to Savings Bank as a result of an examination by any regulatory agency or body or set forth in any accountant's, auditor's or other report to Savings Bank.

          (c) All of the existing offices and branches of Savings Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements. Savings Bank does not have any approved but unopened offices or branches.

          4.06. Accuracy of Statements Made and Materials Provided to ONB. (a) No representation, warranty or other statement made, or any information provided, by Savings Bank in this Agreement or in the Disclosure Schedule (and any update thereto) and no written report, statement, list, materials or other written information which shall be provided subsequent to the date hereof by any executive officer of Savings Bank or any of Savings Bank's agents to ONB or any of its agents in connection with this Agreement, the Merger, ONB's due diligence investigation or confidential review of Savings Bank or otherwise, including, without limitation, any written information with respect to Savings Bank's business, capital, assets, financial condition, results of operations, and directors and officers for inclusion in the Registration Statement (as defined in Section 7.02 hereof) and proxy statement-prospectus relating to the Merger, contains or shall contain (with respect to information relating to the Registration Statement at the time it is declared effective and with respect to information relating to the proxy statement-prospectus at the time it is mailed to Saving Bank's shareholders) any untrue or misleading statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

          (b) All materials or information provided by Savings Bank to ONB for use by ONB in any filing with any state or federal bank or thrift regulatory agency or authority shall not, at the time such filings are made, contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

          4.07. Litigation and Pending Proceedings. (a) Except as set forth in the Disclosure Schedule, there are no claims, actions, suits, proceedings, arbitrations or investigations pending or, to the best knowledge of Savings Bank after due inquiry, threatened in any court or before any government agency or authority, arbitration panel or otherwise (nor does Savings Bank have any knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation) against, by or affecting Savings Bank which could have a material adverse effect on the financial condition, results of operations, business, assets or capital of

Savings Bank, whether individually or on a consolidated basis, or which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

          (b) Neither Savings Bank nor either of the Subsidiaries is (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority, (ii) presently charged with or under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance, or (iii) the subject of any pending or, to the best knowledge of Savings Bank, threatened proceeding by any government regulatory agency or authority having jurisdiction over its business, properties or operations.

          4.08. Financial Statements and Reports. Savings Bank has delivered to ONB copies of the following financial statements and reports of Savings Bank (collectively, the "Savings Bank Financial Statements"):

          (a) Consolidated statements of condition as of June 30, 1993 and 1994 and the related statements of income and statements of changes in stockholders' equity of Savings Bank as of and for the fiscal years ended June 30, 1992, 1993 and 1994; and

          (b) Consolidated statements of cash flows of Savings Bank for the fiscal years ended June 30, 1992, 1993 and 1994.

          The Savings Bank Financial Statements are true, accurate and complete in all material respects and present fairly the consolidated financial positions of Savings Bank as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The Savings Bank Financial Statements described in clauses (a) and (b) above are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis. The Savings Bank Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render any of the Savings Bank Financial Statements false, misleading or inaccurate in any material respect as of the respective dates thereof.

          4.09. Properties, Contracts, Employees and Other Agreements. (a) Set forth in the Disclosure Schedule is a true, accurate and complete copy and, when applicable, a list or description of the following:

              (i) A brief description and the location of all real property owned by Savings Bank and the principal buildings and structures located thereon, together with a legal description of such real property, and each lease of real property to which Savings Bank is a party (excluding any exhibits thereto which are not material), identifying the parties thereto, the annual rental payable, the expiration date of the lease and a brief description of the property covered;

              (ii) All loan or credit agreements and promissory notes relating to money borrowed by Savings Bank, all land or conditional sales contracts or other title retention agreements and all agreements for the purchase of federal funds to which Savings Bank or either of the Subsidiaries is a party;

              (iii) All agreements, contracts, leases, lines of credit, understandings, commitments or obligations of Savings Bank or either of the Subsidiaries which individually or in the aggregate:

                     (A) involve payment or receipt by Savings Bank (other than as disbursements of loan proceeds to customers or loan payments by customers) or either of the Subsidiaries of more than $10,000 during any twelve (12) month period;

                     (B) involve payments based on profits of Savings Bank or either of the Subsidiaries;

                     (C) relate to the purchase of goods, products, supplies or services in excess of $5,000;

                     (D)  were not made in the ordinary course of business; or

                     (E) may not be terminated without penalty within one (1) year from the date of this Agreement; and

              (iv) The name and current annual salary of each director, officer and employee of Savings Bank or either of the Subsidiaries whose current annual salary from Savings Bank or either of the Subsidiaries is in excess of $50,000, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by Savings Bank or either of the Subsidiaries to or for the benefit of each such person for the calendar years ended December 31, 1993 and 1994, and any employment, severance or deferred compensation agreement or arrangement with respect to each such person;

          (b) Savings Bank has, prior to the date of this Agreement, provided or given access to ONB to the files and documentation of all of its borrowers, or persons or entities that are or may become obligated to Savings Bank under a letter of credit, line of credit, loan transaction, loan agreement, promissory note or other commitment of Savings Bank, in excess of $10,000 individually or in the aggregate, whether in principal, interest or otherwise, and including all guarantors of such indebtedness; and

          (c) To the best knowledge of Savings Bank, each of the agreements, contracts, commitments, leases, instruments and documents set forth in the Disclosure Schedule relating to this Section 4.09 is valid and enforceable in accordance with its terms. Savings Bank is and, to its best knowledge, all other parties thereto are in compliance with the provisions thereof, and Savings Bank is not and, to its best knowledge, no other party thereto is in default in the performance, observance or fulfillment of any material obligation, covenant or provision contained therein. None of the foregoing requires the consent of any party to its assignment in connection with the Merger.

          4.10. Absence of Undisclosed Liabilities. Except as set forth in the Disclosure Schedule, except as provided in the Savings Bank Financial Statements, except for accounts payable incurred and unfunded loan commitments made to customers in the ordinary course of business, except for additional borrowings from the Federal Home Loan Bank of Indianapolis incurred in the ordinary course of business between the date hereof and the Effective Time and except for the transactions contemplated by the Purchase and Assumption Agreement, neither Savings Bank nor either of the Subsidiaries has any obligation, agreement, contract, commitment, liability, lease or license which exceeds $5,000 individually or in the aggregate, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business.

          4.11. Title to Assets. (a) Savings Bank has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as the Greencastle office of Savings Bank and all other real estate owned) which is reflected in the Savings Bank Financial Statements as of June 30, 1994; good and marketable title to all personal property reflected in the Savings Bank Financial Statements as of June 30, 1994, other than personal property disposed of in the ordinary course of business since June 30, 1994; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which Savings Bank purports to own or which Savings Bank uses in its business; and good and marketable title to, or right to use by valid and enforceable lease, all property and assets acquired and not disposed of or leased, as the case may be, since June 30, 1994. All of such properties and assets owned by Savings Bank are owned free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, security interests, charges, claims, rights of third parties or encumbrances of any nature except (i) as set forth in the Disclosure Schedule; (ii) as specifically noted in reasonable detail in the Savings Bank Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and
(v) easements, encumbrances and liens of record, minor imperfections of title, building or use restrictions, variations and other limitations which are not substantial in amounts, do not materially detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or leased by Savings Bank is in material compliance with all applicable zoning and land use laws.

          (b) To the best of Savings Bank's knowledge, Savings Bank has conducted its business in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or process waste water or otherwise relating to the environment or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and all regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corp of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, "Environmental Laws"). There are no pending or, to the best knowledge of Savings Bank, threatened claims, actions or proceedings by any sewage district or other federal, state or local governmental agency or authority against Savings Bank with respect to any of the Environmental Laws and, to the best of Savings Bank's knowledge, there is no basis or grounds for any such claim, action or proceeding. No environmental clearances or other governmental environmental approvals are required for the conduct of Savings Bank's business or consummation of the Merger. To the best of Savings Bank's knowledge, Savings Bank is not the owner, and has not been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal or some other remedial action under any of the Environmental Laws.

          (c) Savings Bank (i) is not in default in any respect under any agreements pursuant to which it leases real or personal property, (ii) has no knowledge of any default under such agreements by any party thereto and (iii) has no knowledge of any event which, with notice or lapse of time or both, would constitute a default or a breach thereof.

          4.12. Loans and Investments. (a) Except as set forth in the Disclosure Schedule, Savings Bank has no loan in excess of $10,000 that has been classified by management as "Substandard," "Doubtful" or "Loss" or in excess of $10,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. The most recent loan watch list of Savings Bank and a list of all loans in excess of $10,000 that Savings Bank has determined to be ninety (90) days or more past due with respect to principal or interest payments or has placed on nonaccrual status are set forth in the Disclosure Schedule.

          (b) All loans reflected in the Savings Bank Financial Statements as of June 30, 1994 and which have been made, extended, renewed, restructured, approved, amended or acquired since June 30, 1994 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) to the best of Savings Bank's knowledge, constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors' rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) are secured, to the extent that Savings Bank has a security interest in collateral or a mortgage securing such loans, by perfected security interests or recorded mortgages naming Savings Bank as the secured party or mortgagee.

          (c) Except as set forth in the Disclosure Schedule, the reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the Savings Bank Financial Statements are, in the opinion of management of Savings Bank, adequate in all respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates. To the best knowledge of Savings Bank, the aggregate loan balances outstanding as of June 30, 1994, in excess of the reserve for loan losses as of such date, are collectible in accordance with their respective terms.

          (d) None of the investments reflected in the Savings Bank Financial Statements as of and for the period ended June 30, 1994 and none of the investments made by Savings Bank since June 30, 1994 are subject to any restriction, whether contractual or statutory, which materially impairs the ability of Savings Bank to dispose freely of such investment at any time. Savings Bank is not a party to any repurchase agreements with respect to securities.

          (e) Set forth in the Disclosure Schedule is a true, accurate and complete list of all loans in which Savings Bank has any participation interest or which have been made with or through another financial institution on a recourse basis against Savings Bank.

          (f) The aggregate amount of Savings Bank's indebtedness to the Federal Home Loan Bank of Indianapolis does not, and will not at the Effective Time, exceed $20 Million.

          4.13. Anti-takeover Provisions. Savings Bank has no shareholder rights plan or any other plan, program, agreement or provision involving, restricting, prohibiting or discouraging a change in control, merger or other combination of Savings Bank or which may be considered an anti-takeover mechanism, except for provisions contained in its Charter, By-Laws and employee benefit plans.

          4.14. Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether written or oral, sponsored or otherwise maintained by Savings Bank; in which Savings Bank participates as a participating employer; to which Savings Bank contributes; with respect to which Savings Bank acts as administrator, trustee or fiduciary, whether written or oral; and including any such plans which have been terminated, merged into another plan, frozen or discontinued (collectively, the "Savings Bank Plans"):
(i) all such Savings Bank Plans have, on a continuous basis since their adoption, been maintained in compliance in all materials respects with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Internal Revenue Code, as amended ("Code"), and the Department of Labor ("Department") and the Treasury Regulations promulgated thereunder; (ii) all Savings Bank Plans intended to constitute tax-qualified plans under Section 401(a) of the Code have complied since their adoption, or have been amended to comply, in all material respects, with all applicable requirements of the Code and the Treasury Regulations promulgated thereunder, and favorable determination letters have been timely received from the Internal Revenue Service ("Service") with respect to each such Savings Bank Plan stating that each, in its current form (or at the time of its disposition if it has been terminated, merged, frozen or discontinued), is qualified under and satisfies all applicable provisions of the Code and Treasury Regulations, except that determination letters relating to the provisions of the Tax Reform Act of 1986 have not yet been requested; (iii) no Savings Bank Plan (or its related trust) holds any Savings Bank Common Stock or any stock of a related or affiliated person or entity, except as provided in the Disclosure Schedule; (iv) Savings Bank has no liability to the Department or the Service with respect to any Savings Bank Plan; (v) Savings Bank has not engaged in any transaction that may subject Savings Bank or any Savings Bank Plan to a civil penalty imposed by Section 502 of ERISA; (vi) no prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any Savings Bank Plan; (vii) each Savings Bank Plan subject to ERISA or intended to be qualified under Section 401(a) of the Code has been and, if applicable, is being operated in accordance with the applicable provisions of ERISA and the Code and the Department and Treasury Regulations promulgated thereunder; (viii) to the best of Savings Bank's knowledge, no participant or beneficiary or non-participating employee has been denied any benefit due or to become due under any Savings Bank Plan or has been misled as to his or her rights under any Savings Bank Plan; (ix) all obligations required to be performed by Savings Bank under any provision of a Savings Bank Plan have been performed by it and it is not in default under or in violation of any provision of a Savings Bank Plan; (x) no event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA under any Savings Bank Plan; and (xi) there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or, to the best knowledge of Savings Bank, threatened against Savings Bank, any Savings Bank Plan or the assets of any Savings Bank Plan.

          (b) With regard to any Savings Bank Plan intended to be qualified under Section 401(a) of the Code, to the best knowledge of Savings Bank, no director, officer, employee or agent of Savings Bank has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, (i) the Service could revoke or deny that plan's qualification under
Section 401(a) of the Code or the exemption under Section 501(a) of the Code for any trust related to such Plan or (ii) a participant or beneficiary or a non-participating employee has been denied any benefit due or to become due under such Savings Bank Plan or has been misled as to his or her rights under such Savings Bank Plan.

          (c) Savings Bank has provided to ONB in the Disclosure Schedule true, accurate and complete copies or summaries and, in the case of any plan or program which has not been reduced to writing, a complete summary, of all of the following: (i) pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation or depreciation right plans and agreements and all amendments thereto (except that with respect to the stock option agreements between Savings Bank and certain employees of Savings Bank with respect to the Stock Options, only a true, accurate and complete copy of an incentive stock option agreement and a non-qualified stock option agreement that are identical in all material respects to the remaining outstanding stock option agreements have been included in the Disclosure Schedule and with respect to Savings Bank's health insurance plan, only a summary thereof has been included in the Disclosure Schedule); (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings; (iii) all executive and other incentive compensation plans and programs; (iv) all group insurance and health contracts, policies or plans; and (v) all other incentive, welfare or employee benefit plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed to by Savings Bank for its current or former directors, officers or employees, including each of the Director Supplemental Retirement Benefit Plan Agreements and each of the Employee Supplemental Retirement Plan Agreements referenced in Section 7.03 hereof. Except as otherwise provided in the Disclosure Schedule, all of the foregoing have been, since their inception, drafted, implemented, administered and, where applicable, amended or terminated in accordance with their terms and with applicable law.

          (d) No current or former director, officer or employee of Savings Bank is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with Savings Bank, except that such individuals may be entitled to continue their group health care coverage pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of the Code with respect thereto.

          (e) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by Savings Bank, in which Savings Bank participates as a participating employer or to which Savings Bank contributes, to the best knowledge of Savings Bank, no director, officer, employee or agent of Savings Bank has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, a tax would be imposed upon Savings Bank under Section 4980B(a) of the Code. With respect to all such plans, all applicable provisions of Section 4980B of the Code and Section 601 of ERISA have been complied with in all material respects by Savings Bank.

          (f) Except as otherwise provided in the Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, severance or similar agreements, commitments or understandings, or any employee welfare, benefit or retirement plan, binding upon Savings Bank and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other person.

          4.15. Obligations to Employees. All accrued obligations and liabilities of Savings Bank, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent of Savings Bank (or his heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by Savings Bank in accordance with generally accepted accounting principles and applicable law applied on a consistent basis and actuarial methods with respect to the following: (a) withholding taxes, unemployment compensation or social security benefits; (b) all pension, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation rights plans; (c) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, severance, reimbursement or bonus plans or agreements;
(d) all executive and other incentive compensation plans or programs; (e) all group insurance and health contracts and policies; and (f) all other incentive, welfare, retirement or employee benefit plans or agreements maintained, sponsored, participated in, or contributed to by Savings Bank for its current or former directors, officers, employees and agents, including, without limitation, all liabilities and obligations to the Savings Bank Plans (as defined in Section 4.14(a) hereof). All obligations and liabilities of Savings Bank, whether arising by operation of law, by contract or by past custom or practice, for all other forms of compensation which are or may be payable to its current or former directors, officers, employees or agents have been and are being paid to the extent required by applicable law or by the plan or contract, and adequate actuarial accruals and reserves for payment therefor have been and are being made by Savings Bank in accordance with generally accepted accounting and actuarial principles applied on a consistent basis. All accruals and reserves referred to in this Section 4.15 are correctly and accurately reflected and accounted for in all material respects in the Savings Bank Financial Statements and the books, statements and records of Savings Bank.

          4.16. Taxes, Returns and Reports. Savings Bank has (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes in the Savings Bank Financial Statements as of June 30, 1994 is adequate to cover all of Saving Bank's tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to June 30, 1994. Savings Bank does not have, nor will it have, any liability for taxes of any nature for or with respect to the operation of its business, including the business of any subsidiary, or ownership of its assets, including the assets of any subsidiary, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent Savings Bank Financial Statements (as hereinafter defined). Savings Bank is not currently under audit by any state or federal taxing authority. No federal, state or local tax returns of Savings Bank have been audited by any taxing authority during the past five (5) years.

          4.17. Deposit Insurance. The deposits of Savings Bank are insured by the Federal Deposit Insurance Corporation ("FDIC"), as amended, and Savings Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

          4.18. Insurance. Set forth in the Disclosure Schedule is a list and brief description of all policies of insurance (including, without limitation, bankers' blanket bond, directors' and officers' liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by Savings Bank on the date hereof or with respect to which Savings Bank pays any premiums. Each such policy is in full force and effect, all premiums due thereon have been paid when due, and a true, accurate and complete copy thereof has been made available to ONB prior to the date hereof.

          4.19. Books and Records. The books and records of Savings Bank are in all material respects complete and correct and accurately reflect the basis for the respective financial condition, results of operations, assets and capital of Savings Bank set forth in the Savings Bank Financial Statements.

          4.20. Broker's, Finder's or Other Fees. Except for the fees of Savings Bank's attorneys, accountants and investment bankers and the printing and mailing costs relating to the proxy statement pertaining to the Merger, all of which will be paid by Savings Bank prior to the Effective Time, no agent, broker or other person acting on behalf of Savings Bank or acting under any authority of Savings Bank is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger. A copy of Savings Bank's agreement with its investment banker relative to its fees in connection with the Merger is set forth in the Disclosure Schedule.

          4.21. Interim Events. Except as otherwise permitted hereunder and except for the transactions contemplated by the Purchase and Assumption Agreement, since June 30, 1994, Savings Bank has not:

          (a) Suffered any changes having a material adverse effect on its financial condition, results of operations, assets, capital or business, except as disclosed in the Disclosure Schedule;

          (b) Suffered any material damage, destruction or loss to any of its properties, whether covered by insurance or not;

          (c) Declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 6.03(a)(iii) hereof and except for 39,900 shares of Savings Bank Common Stock issued pursuant to the exercise of the Stock Options;

          (d) Repurchased, redeemed or otherwise acquired shares of its capital stock, issued any shares of its capital stock or stock appreciation rights or sold or agreed to issue or sell any shares of its capital stock or any right or option to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split up its stock, except for 39,900 shares of Savings Bank Common Stock issued pursuant to the exercise of the Stock Options;

          (e) Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, health, bonus, insurance or other welfare or benefit plan or agreement to employees, officers or directors of Savings Bank, except as provided in the Disclosure Schedule;

          (f) Except as provided in the Disclosure Schedule, increased the salary, compensation or fees of any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, or entered into any employment contract or understanding with any officer or employee or installed any employee welfare, pension, retirement, stock option, profit sharing or other similar plan or arrangement;

          (g) Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or as provided in the Disclosure Schedule or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

          (h) Except for the Merger, merged, consolidated or sold shares of capital stock of Savings Bank; agreed or committed to merge or consolidate with or into any third party; agreed or committed to sell the substantial assets or any shares of capital stock of Savings Bank; or except pursuant to foreclosure actions and liens or security interests securing loans, acquired or agreed to acquire any securities, equity interest or business of any third party;

          (i) Incurred, assumed or guaranteed any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business (including borrowings in the ordinary course of business from the Federal Home Loan Bank of Indianapolis);

          (j) Mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Savings Bank of government deposits or (ii) granted in connection with repurchase or reverse repurchase agreements;

          (k) Cancelled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;

          (l) Entered into any transaction, contract or commitment other than in the ordinary course of business;

          (m) Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business; or

          (n) Conducted its business in any manner other than substantially as it was being conducted through June 30, 1994, except as otherwise provided in the Disclosure Schedule.

          4.22. Regulatory Filings. Savings Bank has filed and will continue to file in a timely manner all filings with all federal and state regulatory agencies and authorities as required by applicable law. All such filings with federal and state regulatory agencies were true, accurate and complete in all respects as of the dates of the filings and have been prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis, and no such filing contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

          4.23. Contracts. Savings Bank is not in default under or in breach of or, to the best knowledge of Savings Bank, alleged to be in default under or in breach of, any loan or credit agreement, conditional sales or other title retention agreement, security agreement, bond, indenture, mortgage, license, contract, lease, commitment or any other instrument or obligation, which breach or default could have a material adverse effect on the financial condition, results of operation, business, assets or capital of Savings Bank.

          4.24. No Third Party Options. Except as provided in the Disclosure Schedule with respect to the options to purchase 39,900 shares of Savings Bank Common Stock under Savings Bank's stock option plan, there are no agreements, options, commitments or rights with, of or to any third party to acquire any shares of capital stock or assets of Savings Bank which are binding upon Savings Bank or either of the Subsidiaries.

          4.25. Representations and Warranties at the Effective Time. All representations and warranties of Savings Bank contained herein shall be true, accurate and complete in all material respects on and as of the Effective Time as though made or given at such time, except as otherwise expressly contemplated by this Agreement or the Purchase and Assumption Agreement.

          4.26. Nonsurvival of Representations and Warranties. The representations and warranties of Savings Bank contained in this Agreement shall expire at the Effective Time, and thereafter Savings Bank and all directors, officers and employees thereof shall have no further liability with respect thereto. Nothing in the foregoing shall result in the termination of any of the covenants provided for in this Agreement that shall survive by their terms the Effective Time.

                                   SECTION 5

                     REPRESENTATIONS AND WARRANTIES OF ONB
                     -------------------------------------

          ONB represents and warrants to Savings Bank with respect to itself and, at the time it is formed and becomes a party to this Agreement, with respect to Interim Thrift as follows:

          5.01. Organization and Authority. ONB is a corporation duly organized and validly existing under the laws of the State of Indiana, is a registered bank holding company under the BHC Act, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Interim Thrift is a federal stock savings bank duly organized and validly existing under the laws of the United States of America and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. First Citizens is an Indiana chartered bank duly organized and validly existing under the laws of the State of Indiana and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

          5.02. Authorization. (a) Each of ONB and Interim Thrift has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder subject to the fulfillment of the conditions precedent set forth in Section 8.01 hereof. This Agreement and its execution and delivery by ONB and Interim Thrift have been duly authorized and approved by the respective Boards of Directors of ONB and Interim Thrift. This Agreement constitutes a valid and binding obligation of ONB and Interim Thrift, subject to the conditions precedent set forth in Section 8.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

          (b) Neither the execution of this Agreement nor consummation of the Merger (i) conflicts with or violates ONB's Articles of Incorporation or By-Laws or Interim Thrift's Charter or By-Laws; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, contract, lease, agreement, arrangement, commitment or other instrument to which ONB or Interim Thrift is a party or by which ONB or Interim Thrift is subject or bound and which is material to ONB on a consolidated basis; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party or any other adverse interest, upon any right, property or asset of ONB or Interim Thrift; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which ONB or Interim Thrift is bound or with respect to which ONB or Interim Thrift is to perform any duties or obligations or receive any rights or benefits.

          (c) Other than in connection or in compliance with the provisions of the BHC Act and applicable federal and state banking, thrift, securities and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation by ONB and Interim Thrift of the Merger.

          5.03. Capitalization. (a) The authorized capital stock of ONB as of the date of this Agreement consists of (i) 30,000,000 shares of common stock, no par value per share, of which approximately 19,284,182 shares were issued and outstanding as of June 30, 1994, and (ii) 2,000,000 shares of preferred stock, no shares of which have been or are presently intended to be issued, other than in connection with any obligations of ONB to issue such preferred stock under its shareholders' rights plan. Such issued and outstanding shares of ONB common stock have been duly and validly authorized by all necessary corporate action of ONB, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former ONB shareholders. All of the issued and outstanding shares of common stock of ONB's subsidiaries are owned by ONB free and clear of all liens, pledges, charges, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto, other than pursuant to the indentures governing its outstanding subordinated debentures and medium term notes. Except as described in this Section 5.03, ONB has no other authorized capital stock. Except for shares of ONB common stock to be issued in connection with (i) ONB's dividend reinvestment and stock purchase plan, (ii) ONB's outstanding convertible subordinated debentures, (iii) acquisitions by ONB of other financial institutions or holding companies, and (iv) ONB's restricted stock plan and other employee benefit plans, ONB has no intention or obligation to authorize or issue any other capital stock or any additional shares of ONB capital stock. On a consolidated basis as of June 30, 1994, ONB had total shareholders' equity of approximately $321.5 million, which consisted of common stock of $19.2 million, capital surplus of $186.1 million and retained earnings of $117.4 million.

          (b) Except for shares of ONB common stock to be issued in connection with (i) ONB's dividend reinvestment and stock purchase plan, (ii) ONB's outstanding convertible subordinated debentures, (iii) acquisitions by ONB of other financial institutions or holding companies, and (iv) ONB's restricted stock plan and other employee benefit plans, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of ONB common stock, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of ONB, by which ONB is or may become bound. ONB does not have any contractual or other obligation to repurchase, redeem or otherwise acquire any of its issued and outstanding shares of common stock.

          (c) ONB has no knowledge of any person who beneficially owns 5% or more of its issued and outstanding shares of common stock.

          5.04. Organizational Documents. The Articles of Incorporation and By-Laws of ONB in effect as of the date of this Agreement have been delivered to Savings Bank and represent true, accurate and complete copies of such corporate documents of ONB in effect as of the date of this Agreement.

          5.05. Compliance With Law. Neither ONB nor any of its subsidiaries has engaged in any activity or has taken or omitted to take any action which has resulted or could result in the violation of any local, state, federal or foreign law, statute, rule, regulation, ordinance, order, restriction or requirement or of any order, injunction, judgment, writ or decree of any court or government agency or body, the violation of which could have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB and its subsidiaries on a consolidated basis. Each of ONB and its subsidiaries possesses and holds all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of its business without interference or interruption.

          5.06. Regulatory Filings. ONB has filed and will continue to file in a timely manner all required filings with the Securities and Exchange Commission ("SEC"), including, but not limited to, all reports on Form 8, Form 8-K, Form 10-K and Form 10-Q and proxy statements, and with all other federal and state regulatory agencies as required by applicable law. All filings by ONB with the SEC and with all other federal and state regulatory agencies were true, accurate and complete in all material respects as of the dates of the filings and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading.

          5.07. Litigation and Pending Proceedings. (a) There are no claims, actions, suits, proceedings, investigations or arbitrations pending or, to the best knowledge of ONB after due inquiry, threatened in any court or before any government agency or authority, arbitration panel or otherwise (nor does ONB have any knowledge of a basis for any claim, action, suit, proceeding, litigation, investigation or arbitration) against, by or affecting ONB or its subsidiaries which could have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB and its subsidiaries on a consolidated basis, or which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

          (b) Neither ONB nor any of its subsidiaries is (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority having a material adverse effect on its business, assets, capitalization, financial condition or results of operations on a consolidated basis, (ii) presently charged with or under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance, or (iii) the subject of any pending or, to the best knowledge of ONB, threatened proceeding by any government regulatory agency or authority having jurisdiction over its business, properties or operations.

          5.08. Financial Statements and Reports. (a) ONB has delivered to Savings Bank copies of the following financial statements and reports of ONB and its subsidiaries (collectively, the "ONB Financial Statements"):

              (i) Consolidated balance sheets and related consolidated statements of income and consolidated statements of changes in shareholders' equity of ONB as of and for the years ended December 31, 1991, 1992 and 1993 and as of and for the periods ended June 30, 1993 and 1994; and

              (ii) Consolidated statements of cash flows of ONB for the years ended December 31, 1991, 1992 and 1993 and for the periods ended June 30, 1993 and 1994.

          (b) The ONB Financial Statements are true, accurate and complete in all material respects and present fairly the consolidated financial positions of ONB and its subsidiaries as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The ONB Financial Statements described in clauses (a)(i) and (ii) above which consist of fiscal year-end information are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis except as may otherwise be indicated in any accountants notes or reports with respect to such financial statements. The ONB Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render the ONB Financial Statements false, misleading or inaccurate in any material respect.

          5.09. Shares to be Issued in the Merger. The shares of ONB common stock which Savings Bank shareholders will be entitled to receive upon consummation of the Merger pursuant to this Agreement will, at the Effective Time, be duly authorized and will, when issued in accordance with this Agreement, be validly issued, fully paid and nonassessable and will have been registered under the Securities Act of 1933, as amended ("1933 Act") and listed for trading on the NASDAQ National Market System.

          5.10. Shareholder Approval. The approval by ONB's shareholders of the Merger is not required.

          5.11. Interim Events. Since June 30, 1994, ONB has not entered into or incurred any obligation, agreement, contract, commitment, liability, lease or license which could have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB and its subsidiaries on a consolidated basis.

          5.12. Environmental Matters. To the best of ONB's knowledge, each of ONB's subsidiaries has conducted its business in compliance with the Environmental Laws. There are no pending or, to the best knowledge of ONB, threatened claims, actions or proceedings by any sewage district or other federal, state or local governmental agency or authority against any of ONB's subsidiaries with respect to any of the Environmental Laws and, to the best of ONB's knowledge, there is no basis or grounds for any such claim, action or proceeding. No environmental clearances or other governmental approvals are required for the conduct of business by any of ONB's subsidiaries or the consummation of the Merger. To the best of ONB's knowledge, ONB is not the owner, and has not been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal or some other remedial action under any of the Environmental Laws.

          5.13. Representations and Warranties at the Effective Date. All representations and warranties of ONB and First Citizens contained herein shall be true, accurate and complete in all material respects on and as of the Effective Time as though made or given at such time.

          5.14. Nonsurvival of Representations and Warranties. The representations and warranties of ONB and First Citizens contained in this Agreement shall expire at the Effective Time and, thereafter, ONB and First Citizens and all directors, officers and employees of ONB and First Citizens shall have no further liability with respect thereto. Nothing in the foregoing shall result in the termination of any covenants provided for herein that shall survive by their terms the Effective Time.


                                   SECTION 6

                           COVENANTS OF SAVINGS BANK
                           -------------------------

          Savings Bank covenants and agrees with ONB as follows:

          6.01. Shareholder Approval. Subject to Section 6.06(b) hereof, Savings Bank shall submit this Agreement to its shareholders for approval at a meeting to be called and held in accordance with applicable law and the Charter and By-Laws of Savings Bank at a date reasonably in advance of the Effective Time. Subject to Section 6.06(b) hereof, the Board of Directors of Savings Bank shall recommend to Savings Bank's shareholders that such shareholders approve this Agreement and the Merger and shall solicit proxies voting in favor of this Agreement from such shareholders.

          6.02. Other Approvals and Actions. (a) Savings Bank shall proceed expeditiously, cooperate fully and use its best efforts to assist ONB in procuring upon reasonable terms and conditions all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date. The Merger shall not be consummated unless and until the necessary approvals of the OTS, or the notifications required by OTS regulations, are received or made.

          (b) Savings Bank shall cooperate with ONB in effectuating the freezing, termination or dissolution of the First United Savings Bank Employee Stock Ownership Plan and Trust ("ESOP") and the First United Savings Bank Financial Institutions Retirement Fund ("Savings Bank Retirement Plan"), as provided in Section 7.03 hereof, for making any applications to the Service for a determination letter to the effect that such actions will not adversely affect their tax-qualified status, and for filing all required notices and applications with the Pension Benefit Guaranty Corporation related thereto.

          (c) Savings Bank shall take all necessary steps to (i) amend the Stock Option Plan to eliminate automatic grants of additional options to acquire shares of Savings Bank Common Stock at its meeting of shareholders to be held in October, 1994, (ii) terminate the Stock Option Plan as of the Effective Time such that, among other things, the Stock Options will terminate or lapse if not exercised prior to the Effective Time, and (iii) amend each Director Supplemental Benefit Plan Agreement and each Employee Supplemental Benefit Plan Agreement in accordance with Section 7.03 hereof.

          (d) Savings Bank shall do all acts and things required to be done by it pursuant to Section 7.09 hereof.

          6.03. Conduct of Business. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement shall be terminated as herein provided, Savings Bank shall not, without the prior written consent of ONB, except as contemplated by the Purchase and Assumption Agreement:

              (i) make any changes in its capital stock accounts (including, without limitation, any stock split, stock dividend, recapitalization or reclassification);

              (ii) authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding shares of Savings Bank Common Stock as set forth in Section 4.03 hereof and other than pursuant to existing options to purchase an aggregate of 39,900 shares of Savings Bank Common Stock;

              (iii) distribute or pay any dividends on its shares of common stock, or make any other distribution to its shareholders, except that Savings Bank may pay to its shareholders its normal and customary quarterly cash dividend in an amount not greater than twelve cents ($0.12) per share of Savings Bank Common Stock for each such dividend until the Effective Time; provided, however, that no dividend may be paid to Savings Bank's shareholders during the quarterly period in which the Merger is consummated if, during such period, Savings Bank's shareholders will become entitled to receive dividends on their shares of ONB common stock received pursuant to this Agreement;

              (iv)    redeem any of its outstanding shares of common stock;

              (v) merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other person, corporation or entity not in the ordinary course of business or enter into any other transaction not in the ordinary course of business, except as provided in the Disclosure Schedule;

              (vi) purchase any assets or assume any liabilities of any bank or thrift holding company, bank, thrift, corporation or other entity, other than in the ordinary course of business;

              (vii) except in the ordinary course of business in accordance with sound banking practices (and, with respect to loan transactions or commitments, letters of credit and deposit accounts, only on terms and conditions which are not materially more favorable than those available to the borrower or customer from competitive sources in transactions in the ordinary course of business) make any loan commitment, payment or disbursement, accept any deposit, enter into any lease, contract, agreement understanding or arrangement, or engage in any transaction;

              (viii) acquire or dispose of any property or asset constituting a capital investment in excess of $5,000 individually or $10,000 in the aggregate, except as provided in the Disclosure Schedule;

              (ix) except for the pledge of securities to secure public funds deposits or except for additional borrowings in the ordinary course of business from the Federal Home Loan Bank of Indianapolis, subject any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance;

              (x) promote to a new position or increase the rate of compensation (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices and established employment policies), or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of Savings Bank, except as provided in the Disclosure Schedule;

              (xi) execute, create, institute, modify or amend (except with respect to any amendments to the Savings Bank Plans required by law, rule or regulation and except with respect to the termination or amendment of the Savings Bank Plans as described in Section 6.02(b) and (c) hereof and as contemplated by Sections 7.03 and 7.07 hereof) any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare or benefit plan, agreement or understanding for current or former directors, officers or employees of Savings Bank; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or as provided in the Disclosure Schedule;

              (xii) modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of Savings Bank except as contemplated by
                      Section 7.07 hereof;

              (xiii) hire or employ any new or additional employees of Savings Bank, except those which are reasonably necessary for the proper operation of Savings Bank's business;

              (xiv) amend, modify or restate its Charter or By-Laws from those in effect on the date of this Agreement and as delivered to ONB hereunder;

              (xv) give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber; or grant a security interest in or option or right to acquire any shares of Savings Bank Common Stock or either of the Subsidiaries or substantially all of the assets of Savings Bank or either of the Subsidiaries, or enter into any agreement or commitment relative to the foregoing;

              (xvi) fail to continue to make additions to in accordance with past practices and to otherwise maintain in all respects Savings Bank's reserve for loan and lease losses, or any other reserve account, in accordance with safe, sound and prudent banking practices and in accordance with generally accepted accounting principles applied on a consistent basis;

              (xvii) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due;

              (xviii) issue, or authorize the issuance of, any securities convertible into or exchangeable for Savings Bank Common Stock;

              (xix) except for accounts payable and similar liabilities and obligations incurred in the ordinary course of business, for the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the Savings Bank Financial Statements or the Subsequent Savings Bank Financial Statements and for additional borrowings in the ordinary course of business from the Federal Home Loan Bank of Indianapolis, borrow any money or incur any indebtedness, including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $5,000, other than legal, accounting, and investment banker fees and proxy printing and mailing costs relating to the Merger or the operation of Savings Bank's business;

              (xx) open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches;

              (xxi) pay or commit to pay any management or consulting or other similar type of fees, except for the fees paid to Savings Bank's investment banker which shall not exceed in the aggregate the amount of fees set forth in the agreement between Savings Bank and McDonald & Company Securities, Inc. set forth in the Disclosure Schedule;

              (xxii) enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 6.03(a)(vii) hereof) requiring payments by Savings Bank which exceed $5,000, whether individually or in the aggregate, or that is not in the ordinary course of business;

              (xxiii) amend or modify in any respect the written employment agreement dated March 18, 1986 between Savings Bank and William M. Marley, the President of Savings Bank, a copy of which has been included in the Disclosure Schedule, except as may be otherwise required by any government regulatory agency and as may be contemplated by Sections
                      6.15 and 7.07 hereof; or

              (xxiv) elect or appoint any director of Savings Bank in addition to or other than those persons who were directors of Savings Bank on September 30, 1994.

          (b) Savings Bank shall maintain, or cause to be maintained, in full force and effect, insurance on its assets, properties and operations, fidelity coverage and directors' and officers' liability insurance on its directors, officers and employees in such amounts and with regard to such liabilities and hazards as are currently insured by Savings Bank as of the date of this Agreement.

          6.04. Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, Savings Bank shall (a) carry on its business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (b) use its best efforts to preserve its business organization intact, keep available the services of the present officers and employees and preserve its present relationships with customers and persons having business dealings with it; (c) maintain all of the properties and assets that it owns or utilizes in good operating condition and repair, reasonable wear and tear excepted; (d) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance with all material respects with all statutes, laws, rules and regulations applicable to it and to the conduct of its business; and (e) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound.

          6.05. Restrictions Regarding Affiliates. Savings Bank shall, within 30 days after the date of this Agreement and promptly thereafter until the Effective Time to reflect any changes, provide ONB with a list identifying each person who may be deemed to be an affiliate of Savings Bank for purposes of Rule 145 under the 1933 Act. Savings Bank shall use its best efforts to cause each director, executive officer and other person who may be deemed to be such an affiliate of Savings Bank to deliver to ONB on or prior to the Effective Time hereunder a written agreement, substantially in the form as attached hereto as Exhibit A, providing that such person (a) has not sold, pledged, transferred, disposed of or otherwise reduced his or her market risk with respect to the shares of Savings Bank Common Stock directly or indirectly owned or held by such person during the thirty (30) day period prior to the Effective Time, and (b) will not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk with respect to the shares of ONB common stock to be received by such person pursuant to this Agreement (i) until such time as financial results covering at least 30 days of combined operations of First Citizens and Savings Bank have been published as and when required and within the meaning of Section
201.01 of the SEC's Codification of Financial Reporting Policies, and (ii) unless such sales are pursuant to an effective Registration Statement under the 1933 Act or pursuant to Rule 145 under the 1933 Act or another exemption from the 1933 Act.

          6.06. Other Negotiations. (a) Subject to Section 6.06(b) hereof, on and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided (except with the prior written approval of ONB), Savings Bank shall not, nor shall it permit or authorize its directors, officers, employees, agents or representatives to, directly or indirectly, initiate, solicit, encourage or engage in discussions or negotiations with, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or similar transaction relating to Savings Bank or to which Savings Bank may become a party (all such transactions are hereinafter referred to as "Acquisition Transactions").
Savings Bank shall promptly communicate to ONB the terms of any proposal or offer which it may receive with respect to an Acquisition Transaction and any request by or indication of interest on the part of any third party with respect to the initiation of any Acquisition Transaction or discussions with respect thereto.

          (b) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, Savings Bank may engage, and may permit and authorize its directors, officers, employees, agents or representatives to engage in discussions or negotiations with or provide information to any corporation, association, partnership, person or other entity or group concerning an unsolicited offer by such third party with respect to an Acquisition Transaction only with the prior written approval of ONB, which approval shall be provided to Savings Bank promptly upon receipt by ONB of a letter from Savings Bank signed by at least a majority of its Board of Directors then in office indicating that Savings Bank has received an unsolicited offer regarding an Acquisition Transaction which the Board of Directors of Savings Bank (i) considers, in the exercise of its fiduciary duties as a Board, to be superior (in more than an insubstantial manner and taking into account all relevant factors) to the then current offer of ONB pursuant to this Agreement and (ii) concludes, after consultation with its counsel, that its fiduciary duties as a Board require it to consider and, in light of such duties, take such other actions with respect to such unsolicited offer as may be necessary or appropriate; and such approval may, in all other instances, be provided to Savings Bank when and if ONB shall, in its sole discretion, determine. This
Section 6.06 shall not authorize Savings Bank or any of its directors, officers, employees, agents or representatives to initiate any discussions or negotiations relative to an Acquisition Transaction with a third party.

          6.07. Press Releases. Except as required by law, Savings Bank shall not issue any press releases or make any other public announcements or disclosures relating to the Merger without the prior consent of ONB, which consent shall not be unreasonably withheld.

          6.08. Disclosure Schedule Update. Savings Bank shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Savings Bank contained herein materially incorrect, untrue or misleading.

          6.09. Information, Access Thereto, Confidentiality. ONB and its respective representatives and agents shall, at all times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of Savings Bank. ONB and its respective representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of Savings Bank and of its financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal operations of Savings Bank; and provided further, that if ONB elects to conduct or have conducted on its behalf an environmental review, study, survey or assessment to verify the representations and warranties given by Savings Bank with respect to the environmental matters specified in Section 4.11(b) hereof, such environmental review, study, survey or assessment shall be completed and all reports and findings related thereto shall be disclosed to Savings Bank within forty-five (45) days of the date thereof. Upon request, Savings Bank shall furnish ONB or its representatives or agents, its attorneys' responses to external auditors requests for information, management letters received from its external auditors and such financial, loan and operating data and other information reasonably requested by ONB which has been or is developed by Savings Bank or its auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by Savings Bank of any claim of attorney-client privilege), and will permit ONB and its respective representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for Savings Bank, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to ONB or its auditors or accountants. No investigation by ONB shall affect the representations and warranties made by Savings Bank herein. Any confidential information or trade secrets received by ONB or its representatives or agents in the course of such examination shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by ONB or, at Savings Bank's request, returned to Savings Bank in the event this Agreement is terminated as provided in Section 9 hereof. This Section 6.09 shall not require the disclosure of any information to ONB which would be prohibited by law.

          6.10. Subsequent Savings Bank Financial Statements. As soon as available after the date of this Agreement, Savings Bank shall deliver to ONB the monthly unaudited consolidated balance sheets and profit and loss statements of Savings Bank prepared for its internal use, Savings Bank's Forms 10-Q for each quarterly period completed prior to the Effective Time and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, "Subsequent Savings Bank Financial Statements"). The Subsequent Savings Bank Financial Statements shall be prepared on a basis consistent with past accounting practices and generally accepted accounting principles applied on a consistent basis and shall present fairly the financial condition and results of operations as of the dates and for the periods presented. The Subsequent Savings Bank Financial Statements will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect.

          6.11. Employee Benefits. The provision of any employee benefits by ONB or any of its subsidiaries to employees of Savings Bank shall not (i) create any employment contract, agreement or understanding with any of the officers or employees of Savings Bank or (ii) except as expressly provided in this Agreement, prohibit or restrict ONB or its subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time; provided that any such change, amendment or termination applies to a broad class of similarly situated employees and not only to former employees of Savings Bank.

          6.12. Supplemental Benefit Agreements. Savings Bank shall not enter into any Director Supplemental Benefit Plan Agreements or Employee Supplemental Benefit Plan Agreements in addition to those set forth in the Disclosure Schedule. Savings Bank shall amend or modify such agreements only as required by Section 7.03 hereof.

          6.13. Shorewalk Development. Notwithstanding anything in this Agreement to the contrary, Savings Bank shall not enter into any agreement, understanding or arrangement relating to the sale or the transfer of any interest in the Shorewalk at Geist development without the prior written consent of ONB, which consent will not be unreasonably withheld.

          6.14. Restructure. Savings Bank hereby understands, acknowledges and agrees that ONB, in its sole discretion, may change the structure of the Merger. Such change of structure may include, without limitation, acquiring Savings Bank as a wholly-owned subsidiary and having its principal office in Bloomington, Indiana. Savings Bank covenants and agrees to execute and deliver such amendments, agreements and instruments and take such further actions as ONB may reasonably request in connection with such restructure; provided, that any such restructure shall not change the Exchange Ratio or tax-free nature of the transactions contemplated by this Agreement and that the covenants of ONB set forth in Section 7 hereof will be honored and assumed by any new resulting entity to the extent not honored or assumed by ONB.

          6.15. Employment Agreement. Prior to the Effective Time, Savings Bank shall cause the employment agreement dated March 18, 1986 between Savings Bank and Mr. William M. Marley to be amended such that his position with Savings Bank will be Vice Chairman, that the requirement that he participate in a stock option plan or supplemental benefit plan (other than as required herein) shall be deleted and that he will receive employee benefits in accordance with ONB's employee benefit plans.

          6.16. Certain Actions. Savings Bank shall not intentionally or knowingly take, cause to be taken or fail to take any action which will cause or result in a misrepresentation or a breach of a covenant or warranty of this Agreement that will give ONB the right to terminate this Agreement pursuant to
Section 9.01(b) hereof.

                                   SECTION 7

                                COVENANTS OF ONB
                                ----------------

          ONB covenants and agrees with Savings Bank as follows:

          7.01. Approvals. (a) ONB shall have primary responsibility for the preparation, filing and cost of all holding company, bank and savings association regulatory applications required for consummation of the Merger. ONB shall file all such applications as soon as practicable after the execution of this Agreement. ONB shall provide to Savings Bank's counsel copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. ONB shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to ONB, all consents, authorizations and approvals to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

          (b) So long as this Agreement is submitted to Savings Bank's shareholders for a vote thereon, Interim Thrift shall submit this Agreement to ONB, as its sole shareholder, for approval by unanimous written consent without a meeting in accordance with applicable law and the Charter and By-Laws of Interim Thrift, and the Board of Directors of Interim Thrift shall recommend to its sole shareholder that such shareholder approve this Agreement and the Merger.

          (c) So long as the actions contemplated by Section 7.01(b) hereof have occurred, ONB shall vote all of its shares of capital stock of Interim Thrift in favor of approval of this Agreement.

          7.02. SEC Registration. ONB shall file with the SEC as soon as practicable after the execution of this Agreement a Registration Statement on an appropriate form under the 1933 Act covering the shares of ONB common stock to be issued pursuant to this Agreement and shall use its best efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the "Registration Statement." The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to ONB and Savings Bank, prepared for use in connection with the meeting of shareholders of Savings Bank referred to in
Section 6.01 hereof, all in accordance with the rules and regulations of the SEC. ONB shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all Blue Sky exemptions, authorizations, consents or approvals required for issuance of ONB common stock. In advance of filing the Registration Statement and all other filings described in Section
7.01 hereof, ONB shall provide Savings Bank and its counsel with a copy of the Registration Statement and each such other filing and provide an opportunity for them to comment thereon prior to filing.

          7.03. Employee and Director Benefit Plans. (a) General. ONB will make available to the employees of Savings Bank who continue as employees of any subsidiary of ONB after the Effective Time substantially the same employee benefits on substantially the same terms and conditions that ONB may offer to similarly situated employees of its banking subsidiaries from time to time.

          (b) Eligibility and Vesting. Years of service of an employee of Savings Bank prior to the Effective Time shall be credited to each such employee eligible for coverage under Section 7.03(a) hereof for purposes of eligibility under ONB's employee welfare benefit plans and for purposes of eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Pension Plan and the ONB Employees' Savings and Profit Sharing Plan ("ONB Profit Sharing Plan"). Those employees of Savings Bank who otherwise meet the eligibility requirements of the ONB Profit Sharing Plan, based upon their age and years of service for Savings Bank, shall become participants thereunder on the January 1st which coincides with or next follows the effective date of the termination of the ESOP as described in Section 7.03(f) hereof. Those employees of Savings Bank who otherwise meet the eligibility requirements of the ONB Pension Plan, based upon their age and years of service for Savings Bank, shall become participants thereunder on the January 1st which coincides with or next follows the effective date of the termination of the Savings Bank Retirement Plan as described in Section 7.03(c) hereof. Those employees who do not meet the eligibility requirements of the ONB Pension Plan or the ONB Profit Sharing Plan on such dates shall become participants thereunder on the first plan entry date under the ONB Pension Plan or the ONB Profit Sharing Plan, as the case may be, which coincides with or next follows the date on which such eligibility requirements are satisfied.

          (c) Financial Institutions Retirement Fund. The Savings Bank Retirement Plan will be terminated and frozen effective December 31, 1995, and all accrued benefits of participants in the Savings Bank Retirement Plan shall thereupon become fully vested. Each participant in the Savings Bank Retirement Plan shall leave his or her accrued benefits in the Savings Bank Retirement Plan and have them payable at the times and in the amounts provided for under that plan. ONB shall be responsible for the termination of the Savings Bank Retirement Plan and for making application to the Service for a determination letter to the effect that the termination of the Savings Bank Retirement Plan does not adversely affect its tax-qualified status. Savings Bank shall make contributions to the Savings Bank Retirement Plan for the period from the Effective Time through December 31, 1995 only to the extent required to maintain the plan's tax-qualified status and avoid any federal income taxes or penalties.

          (d) Director Supplemental Benefit Plan Agreements. ONB shall continue to make, or shall cause one or more of its subsidiaries to make, the payments due under each of the Director Supplemental Benefit Plan Agreements which were in pay status immediately prior to the Effective Time (because the director ceased to be a director or attained "Retirement Age", as defined in such agreements, prior to the Effective Time) in accordance with the terms thereof.

          Prior to the Effective Time, Savings Bank shall amend each Director Supplemental Benefit Plan Agreement for each director of Savings Bank as of the Effective Time who is not currently in pay status to (i) increase the monthly allocation due under Section 2 of the agreement from $350 to $700 to be effective as of the Effective Time, (ii) provide for the cessation of benefit accruals under each agreement effective as of the end of the month which coincides with or next follows the end of the three (3) year period beginning at the Effective Time, in addition to provisions for benefit accrual cessation currently in the agreements, (iii) eliminate the minimum monthly benefit provisions, and (iv) provide for a lump sum cash payment of the director's account balance under the agreement payable within ten (10) business days following the earliest of the benefit cessation date or the date the director ceases to be a director of an affiliate of ONB or the date the director attains age 65. Prior to the Effective Time, Savings Bank shall enter into a Director Supplemental Benefit Plan Agreement with Alan G. Stanley to (i) provide for a monthly allocation in the amount of $350 to be effective as of the Effective Time, such monthly allocations to be made for a period ending as of the end of the month which coincides with or next follows the end of the three (3) year period beginning at the Effective Time, (ii) provide for the cessation of benefit accruals under such agreement effective as of the end of the month which coincides with or next follows the end of the three (3) year period beginning at the Effective Time, and (iii) provides for a lump sum cash payment of the account balance under the agreement payable within ten (10) business days following the earliest of the benefit cessation date or the date the director ceases to be a director of an affiliate at ONB. ONB hereby agrees not to reduce the monthly allocation under the Director Supplemental Benefit Plan Agreements for the three (3) year period beginning as of the Effective Time. During such three-year period, ONB agrees not to make any other modifications to any such agreements (whether or not in pay status) without first receiving the written consent of the affected individual, unless otherwise required by law.

          (e) Employee Supplemental Benefit Plan Agreements. Upon the consummation of the Merger, ONB shall cause the Employee Supplemental Benefit Plan Agreements entered into by Savings Bank and each of Rose Ada Wood, Donna L. Bouslog and William M. Marley, as amended, to be terminated; provided, however, that within ten (10) business days of the termination of such agreements, ONB shall make a lump sum cash payment to each such employee equal to the amount accrued on the books and records of Savings Bank for the benefit of such employee at the Effective Time. Prior to the Effective Time, Savings Bank shall amend each of such Employee Supplemental Benefit Plan Agreements to provide for the cessation of benefit accruals under the agreements as of the Effective Time and for the payment of benefits to be made in a lump sum in the event the agreement is terminated.

          (f) ESOP. The ESOP shall be terminated effective December 31, 1995. Savings Bank shall make contributions to the ESOP for the plan year beginning January 1, 1994 and ending December 31, 1994 and the plan year beginning January 1, 1995 and ending December 31, 1995 in accordance with the terms of the ESOP and not exceeding Two Thousand Dollars ($2,000) per month. Effective as of the Effective Time, all participants with an account balance under the ESOP shall become fully vested in such accounts regardless of their vested position under the ESOP. Participants' benefits under the ESOP shall be distributed, in connection with the ESOP termination, in a single lump sum or by direct rollover to the ONB Profit Sharing Plan or an individual retirement account. Savings Bank shall eliminate in connection with the termination of the ESOP the optional form of distribution in installments. Such distributions (or the cash proceeds thereof) shall be eligible to be rolled over directly to the rollover account under the ONB Profit Sharing Plan; provided, however, that if any participant in the ESOP directly rolls over any ONB common stock into the ONB Profit Sharing Plan, such stock will be valued, for purposes of establishing the participant's rollover account value, at the per share closing price of ONB common stock as quoted on the NASDAQ National Market System on the date of such stock's rollover into the ONB Profit Sharing Plan and such stock will be commingled with other assets in the ONB Profit Sharing Plan with no separate accounting maintained for such stock with respect to any participant. Upon a direct rollover of any ONB common stock into the ONB Profit Sharing Plan, any participant who effects such a rollover will thereafter be entitled only to an undivided interest in the assets of the ONB Profit Sharing Plan and will not be entitled to maintain the rollover proceeds as a segregated portion of the ONB Profit Sharing Plan assets. ONB shall be responsible for the termination of the ESOP and for making application to the Service for a determination letter to the effect that the termination of the ESOP does not adversely affect its tax-qualified status.

          (g) Certain Employee. ONB agrees to cause First Citizens or Surviving Thrift to assume Savings Bank's obligations (i) to pay health insurance premiums under Savings Bank's health insurance plan (or another comparable plan) for Mr. Jim Ross, a former employee of the Savings Bank, until he attains age 62 on September 8, 1995, (ii) to pay him $586.85 per month until his death (with payments guaranteed for not less than a ten year period beginning January 1,
1991) as a supplement to his retirement benefit under the Savings Bank Retirement Plan to a level which he would have received had he retired effective December 31, 1995, and (iii) to pay him $1,041.67 per month until December 31, 2000. This covenant is made on the condition that the foregoing obligations have been fully accrued for on the books and records of Savings Bank, subject only to an interest expense with respect to such accrual of $300 per month.

          7.04. Authorization of ONB Common Stock. The Board of Directors of ONB shall, prior to the Effective Time, authorize the issuance of the required number of shares of ONB common stock to be issued pursuant to this Agreement and take all other necessary corporate action to consummate the Merger contemplated hereby.

          7.05. Press Releases. Except as required by law, ONB shall not issue any press releases or make any other public announcements or disclosures relating primarily to Savings Bank with respect to the Merger without the prior consent of Savings Bank, which consent shall not be unreasonably withheld.

          7.06. Information, Access Thereto, Confidentiality. Savings Bank and its representatives and agents shall, at all times during normal business hours prior to the Effective Time, have full and continuing access to the facilities, operations, books, records and properties of ONB. Savings Bank and its representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of ONB and of its financial and legal condition as Savings Bank shall deem reasonable necessary or advisable to familiarize itself with such books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal operations of ONB. Upon request, ONB will furnish to Savings Bank or its representatives or agents, such financial and operating data and other information reasonably requested by Savings Bank which has been or is developed by ONB or its auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by ONB of any claim of attorney-client privilege), and will permit Savings Bank and its representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for ONB so long as a representative or agent of ONB participates in such discussions. No investigation by Savings Bank shall affect the representations and warranties made by ONB. Any confidential information or trade secrets received by Savings Bank or its respective employees or agents in the course of such examination shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by Savings Bank or, at ONB's request, returned to ONB in the event this Agreement is terminated as provided in Section 9 hereof. This Section 7.06 shall not require the disclosure of any information to Savings Bank which would be prohibited by law.

          7.07. Employment Agreement. Following the Effective Time, ONB agrees to honor and abide by the terms of the written employment agreement, in the form which has been included in the Disclosure Schedule, dated March 18, 1986 between Savings Bank and William M. Marley, the President of Savings Bank, as amended pursuant to Section 6.15 hereof, except as may be otherwise required by any government regulatory agency. Such employment agreement shall be extended for one (1) additional year in October 1994, consistent with Savings Bank's past practices, upon the existing terms and conditions.

          7.08. Directors. For a period of not less than three (3) years following the Effective Time, ONB agrees to elect as directors of First Citizens or Surviving Thrift those persons who are serving as directors of Savings Bank as of the Effective Time in accordance with Section 1.02 hereof.

          7.09. Compliance with Antitrust and Other Laws. Each of ONB, First Citizens and Savings Bank shall use its best efforts to resolve such objections, if any, which may be asserted with respect to the transactions contemplated by the Purchase and Assumption Agreement ("P & A Transaction") and the Merger by the Board of Governors of the Federal Reserve System ("Federal Reserve"), the Department of Justice, the FDIC, the OTS or any other federal or state governmental agency or body (collectively, the "Governmental Entities"), including, without limitation, objections under any antitrust or banking laws. Each of ONB and First Citizens shall use its best efforts to take such actions as may be reasonably required by any such Governmental Entities in order to resolve any such objections. Best efforts shall include, but not be limited to, the proffer of ONB and/or First Citizens of its willingness to accept an order agreeing to the divestiture, or the holding separate, of any assets or deposits of First Citizens unless the acceptance of any such order is determined by the Board of Directors of ONB after consultation with the Board of Directors of Savings Bank and their respective legal and financial advisors to so materially and adversely impact the anticipated financial condition or results of operations of the Surviving Thrift or First Citizens (on a consolidated basis with ONB) after the Effective Time as to render the consummation of the P&A Transaction or the Merger unacceptable to ONB or otherwise imprudent. If ONB or First Citizens shall determine that it is necessary or advisable in order to resolve or minimize objections that may be asserted with respect to the P&A Transaction or the Merger by a Governmental Entity or otherwise, that ONB or First Citizens shall not acquire (directly or indirectly) from Savings Bank certain assets or deposit liabilities of Savings Bank, then ONB or First Citizens shall so notify Savings Bank and shall identify those assets and deposit liabilities, if any, which ONB or First Citizens proposes that it should not acquire, and Savings Bank shall take appropriate steps to divest such assets or deposit liabilities, provided that the obligation of Savings Bank to consummate any such divestiture shall be subject to the condition that the P&A Transaction and the Merger be simultaneously consummated. In the event a suit is threatened or instituted challenging the P&A Transaction or the Merger as violative of the antitrust laws, ONB, First Citizens and Savings Bank shall use their best efforts to avoid the filing of, resist or resolve any such suit. Notwithstanding any such threatened or actual lawsuit, this Section shall not in any way affect or limit any party's right to terminate this Agreement pursuant to Section 9.01(a) hereof. Notwithstanding anything contained in this Agreement, the representations and warranties of ONB or Savings Bank in this Agreement shall not be deemed to be untrue or breached, ONB or Savings Bank shall not be deemed to have failed to perform any covenant or obligation contained in this

Agreement, and no condition to ONB's or Savings Bank's obligation to effect the P&A Transaction or the Merger shall be deemed not to have been satisfied, by or as a result of any divestitures or other acts consummated pursuant to this
Section 7.09.

          7.10. Indemnification and Insurance. (a) Indemnification. From and after the Effective Time, ONB will cause the Surviving Thrift (with respect to those directors and officers of Savings Bank who become directors or officers of the Surviving Thrift immediately following the Effective Time) and First Citizens (with respect to those directors and officers of Savings Bank who become directors or officers of First Citizens immediately following the Effective Time) to assume and honor any obligations as provided for and permitted by applicable federal and state law which Savings Bank had immediately prior to the Effective Time with respect to the indemnification of each person who is on the date hereof, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of Savings Bank or any of the Subsidiaries or was serving at the request of Savings Bank as a director or officer of any domestic or foreign corporation, joint venture, trust, employee benefit plan or other enterprise (collectively, the "Indemnitees") arising out of Savings Bank's Charter or By-Laws in effect at the Effective Time against any and all losses in connection with or arising out of any claim which is based upon, arises out of or in any way relates to any actual or alleged act or omission occurring at or prior to the Effective Time in the Indemnitee's capacity as a director or officer (whether elected or appointed), of Savings Bank or any of the Subsidiaries. Indemnification of employees and directors of Savings Bank and the Subsidiaries following the Effective Time will be provided to the same extent it is provided from time to time to other persons working in similar capacities for ONB or its subsidiaries following the Effective Time.

          (b) Insurance. For a period of one (1) year after the Effective Time, ONB shall use all reasonable efforts to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Savings Bank (provided that ONB may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous) with respect to claims arising from facts or events which occurred before the Effective Time. Following the Effective Time, ONB will provide any Savings Bank employees who become officers of ONB or any of its subsidiaries with the same directors' and officers' liability insurance coverage that ONB provides to other similarly situated officers of ONB and its bank subsidiaries.

          7.11. Tax-Free Reorganization. ONB and First Citizens shall take no actions following the Effective Time which would cause the Merger to lose its status as a reorganization described in (S) 368(a)(2)(E) of the Code. To that end, First Citizens will continue at least one historic business line of Savings Bank, or use at least a significant portion of Savings Bank's historic business assets in a business, in each case within the meaning of Treas. Reg.
(S) 1.368-1(d).

          7.12 Board Approval. ONB shall present this Agreement to its Board of Directors for approval at the Board's October, 1994 meeting.


                                   SECTION 8

                       CONDITIONS PRECEDENT TO THE MERGER
                       ----------------------------------

          8.01. ONB. The obligation of ONB and Interim Thrift to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:

          (a) Representations and Warranties at Effective Time. Each of the representations and warranties of Savings Bank contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time.

          (b) Covenants. Each of the covenants and agreements of Savings Bank shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

          (c) Deliveries at Closing. ONB shall have received from Savings Bank at the Closing the items and documents, in form and content reasonably satisfactory to ONB, set forth in Section 11.02(b) hereof.

          (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of Savings Bank in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

          (e) Regulatory Approvals. The Federal Reserve, the OTS and the FDIC shall have authorized and approved or not objected to the Merger on terms and conditions satisfactory to ONB. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Merger shall have been obtained on terms and conditions satisfactory to ONB.

          (f) Shareholder Approvals. The shareholders of Interim Thrift and Savings Bank shall have approved and adopted this Agreement as required by applicable law and their respective Charters.

          (g) Officers' Certificate. Savings Bank shall have delivered to ONB a certificate signed by its Chairman or President and its Secretary or Cashier, dated as of the Effective Time, certifying that (i) all the representations and warranties of Savings Bank are true, accurate and correct in all material respects on and as of the Effective Time; (ii) all the covenants of Savings Bank have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) Savings Bank has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

          (h) Tax Matters. The Internal Revenue Service ("IRS") shall have issued a private letter ruling, or legal counsel to ONB shall have rendered an opinion, in form and content satisfactory to the parties hereto, to the effect that the Merger (including any effect thereon resulting from the P&A Transaction) will constitute a tax-free reorganization under the Code (as described in Section 1.05 hereof) to each party hereto and to the shareholders of Savings Bank, except with respect to cash received by Savings Bank's shareholders for fractional shares resulting from application of the Exchange Ratio.

          (i) Affiliate Agreements. ONB shall have received (i) from Savings Bank a list identifying each affiliate of Savings Bank in accordance with
Section 6.05 hereof dated as of the Effective Time and (ii) from each affiliate of Savings Bank the agreements dated as of the Effective Time contemplated by
Section 6.05 hereof.

          (j) Fairness Opinion. McDonald & Company Securities, Inc. ("McDonald") shall have issued its written fairness opinion stating that the Exchange Ratio relating to the Merger is fair to the shareholders of Savings Bank from a financial point of view. Such written fairness opinion shall (i) be in form and substance reasonably satisfactory to ONB; (ii) be dated as of a date not later than the mailing date of the proxy statement-prospectus relating to the Merger to be mailed to Savings Bank's shareholders; and (iii) be confirmed by McDonald as of the Effective Time.

          (k) Stock Options. All employees and directors of Savings Bank having options to purchase shares of Savings Bank shall have exercised such options in accordance with the terms thereof.

          (l) P&A Transaction. The P&A Transaction between First Citizens and Savings Bank shall have been consummated.

          8.02. Savings Bank. The obligation of Savings Bank to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Savings Bank:

          (a) Representations and Warranties at Effective Time. Each of the representations and warranties of ONB contained in this Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though such representations and warranties had been made or given at and as of the Effective Time.

          (b) Covenants. Each of the covenants and agreements of ONB shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

          (c) Deliveries at Closing. Savings Bank shall have received from ONB at the Closing the items and documents, in form and content reasonably satisfactory to Savings Bank, listed in Section 11.02(a) hereof.

          (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of Savings Bank in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

          (e) Regulatory Approvals. The Federal Reserve, the OTS and the FDIC shall have authorized and approved or not objected to the Merger. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Merger shall have been obtained.

          (f) Shareholder Approvals. The shareholders of Interim Thrift and Savings Bank shall have approved and adopted this Agreement as required by applicable law and their respective Articles of Incorporation and Charter.

          (g) Officers' Certificate. ONB shall have delivered to Savings Bank a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that (i) all the representations and warranties of ONB are true, accurate and correct in all material respects on and as of the Effective Time; (ii) all the covenants of ONB have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) ONB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

          (h) Tax Matters. The IRS shall have issued a private letter ruling, or legal counsel to ONB shall have rendered an opinion, in form and content satisfactory to the parties hereto, to the effect that the Merger

(including any effect thereon resulting from the P&A Transaction) will constitute a tax-free reorganization under the Code (as described in Section
1.05 hereof) to each party hereto and to the shareholders of Savings Bank, except with respect to cash received by Savings Bank's shareholders for fractional shares resulting from application of the Exchange Ratio.

          (i) Fairness Opinion. McDonald shall have issued its written fairness opinion stating that the Exchange Ratio relating to the Merger is fair to the shareholders of Savings Bank from a financial point of view. Such written fairness opinion shall (i) be in form and substance reasonably satisfactory to Savings Bank; (ii) be dated as of a date not later than the mailing date of the proxy statement-prospectus relating to the Merger to be mailed to Savings Bank's shareholders; and (iii) be confirmed by McDonald as of the Effective Time.

          (j) P&A Transaction. The P&A Transaction between First Citizens and Savings Bank shall have been consummated.


                                   SECTION 9

                             TERMINATION OF MERGER
                             ---------------------

          9.01. Manner of Termination. This Agreement and the Merger may be terminated at any time prior to the Effective Time by written notice delivered by ONB to Savings Bank, or by Savings Bank to ONB, as follows:

          (a)  By ONB or Savings Bank, if:

               (i) the Merger contemplated by this Agreement has not been consummated by January 31, 1996; or

               (ii) the respective Boards of Directors of ONB and Savings Bank mutually agree to terminate this Agreement.

          (b)  By ONB, if:

               (i) ONB's independent auditors determine that the Merger will not qualify for pooling-of-interest accounting treatment for ONB; or

               (ii) any item, event or information set forth in any supplement, amendment or update to the Disclosure Schedule has had or would be expected to have, in the reasonable discretion of ONB, a material adverse effect on the business, prospects, assets, capitalization, financial condition or results of operations of Savings Bank; or

               (iii) there has been a misrepresentation or a breach of any warranty by or on the part of Savings Bank in its representations and warranties set forth in this Agreement which has had or would be expected to have, in the reasonable discretion of ONB, a material adverse effect on the business, prospects, assets, capitalization, financial condition or results of operations of Savings Bank; provided, however, that in the event of any inaccuracy in the representations and warranties contained in Section

                      4.03 hereof relative to the number of issued and outstanding shares of Savings Bank or the Subsidiaries, ONB shall have the absolute right to terminate this Agreement without regard to the materiality of any such inaccuracy; or

               (iv) there has been a breach of or failure to comply with any covenant set forth in this Agreement by or on the part of Savings Bank; or

               (v) it shall reasonably determine that the P&A Transaction or the Merger has become inadvisable or impracticable by reason of commencement or threat of any claim, litigation or proceeding (except as contemplated by Section 7.09 hereof) against ONB, First Citizens, Savings Bank, any of the Subsidiaries or any subsidiary of ONB, or any director or officer of any of such entities (A) relating to this Agreement, the P&A Transaction or the Merger or (B) which is likely to have a material adverse effect on the business, prospects, assets, capitalization, financial condition or results of operations of Savings Bank or of ONB on a consolidated basis; or

               (vi) except as provided in the Disclosure Schedule, there has been a material adverse change in the business, prospects, assets, capitalization, financial condition or results of operations of Savings Bank as of the Effective Time as compared to that in existence as of June 30, 1994; or

               (vii) (A) subject to ONB's obligations in Section 7.09 hereof, ONB reasonably determines that any term or condition imposed upon or proposed to ONB, First Citizens or the Surviving Thrift by a Governmental Entity relative to the federal antitrust laws with respect to the P&A Transaction or the Merger would so materially and adversely impact the anticipated financial condition or results of operations of the Surviving Thrift or First Citizens (on a consolidated basis with ONB) after the Effective Time as to render the consummation of the P&A Transaction or the Merger unacceptable to ONB or otherwise imprudent, or (B) the P&A Transaction or the Merger is not able to be consummated because a Governmental Entity denies approval of the Merger on antitrust grounds or a lawsuit is filed to enjoin the P&A Transaction or the Merger on antitrust grounds (and such denial or legal action is not subject to further administrative or judicial appeal).

          (c)  By Savings Bank, if:

               (i) there has been a misrepresentation or a breach of any warranty by or on the part of ONB in its representations and warranties set forth in this Agreement which has had or would be expected to have, in the reasonable discretion of Savings Bank, a material adverse effect on the business, assets, capitalization, financial condition or results of operation of ONB on a consolidated basis; or

               (ii) there has been a breach of or failure to comply with any covenant set forth in this Agreement by or on the part of ONB; or

               (iii) there has been a material adverse change in the financial condition, results of operations, business, assets or capitalization of ONB on a consolidated basis as of the Effective Time as compared to that in existence on June 30, 1994.

          9.02. Effect of Termination. Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of ONB, Savings Bank and their respective directors, officers, employees, agents and shareholders, except as provided in compliance with the confidentiality provisions of this Agreement set forth in Section 6.09 and Section 7.06 hereof and the payment of expenses set forth in Section 12.09 hereof.

                                   SECTION 10

                          EFFECTIVE TIME OF THE MERGER
                          ----------------------------

          Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective at the close of business on the date specified in the Articles of Combination of Interim Bank with and into Savings Bank as filed with the OTS ("Effective Time"). The Effective Time shall occur on the last business day of the month following (a) the fulfillment of all conditions precedent to the Merger set forth in Section 8 hereof, and (b) the expiration of all waiting periods in connection with the bank or thrift regulatory applications filed for the approval of the Merger.

                                   SECTION 11

                                    CLOSING
                                    -------

          11.01. Closing Date and Place. So long as all conditions precedent set forth in Section 8 have been satisfied and fulfilled, the closing of the Merger ("Closing") shall take place on the Effective Time at a location to be reasonably determined by ONB.

          11.02. Deliveries. (a) At the Closing, ONB shall deliver to Savings Bank the following:

               (i) an opinion of its counsel dated as of the Effective Time and substantially in the form set forth in Exhibit B attached hereto;

               (ii) the officers' certificate contemplated by Section 8.02(g) hereof;

               (iii) copies of all approvals by government regulatory agencies necessary to consummate the Merger;

               (iv) copies of the resolutions of the Board of Directors of ONB and Interim Thrift and of ONB, as the sole shareholder of Interim Thrift, certified by the President or Secretary of ONB and Interim Thrift, respectively, relative to the approval of this Agreement and the Merger; and

               (v) such other documents as Savings Bank or its legal counsel may reasonably request.

          (b)  At the Closing, Savings Bank shall deliver to ONB the following:

               (i) an opinion of its counsel dated as of the Effective Time and substantially in the form set forth in Exhibit C attached hereto;

               (ii) the officers' certificate contemplated by Section 8.01(g) hereof;

               (iii) a list of Savings Bank's shareholders as of the Effective Time certified by the President and Secretary of Savings Bank;

               (iv) copies of the resolutions adopted by the Board of Directors and shareholders of Savings Bank, certified by the Chairman or President and Secretary of Savings Bank, relative to the approval of this Agreement and the Merger;

               (v) the list of affiliates of Savings Bank and the affiliate agreements as set forth in Section 8.01(i) hereof; and

               (vi) such other documents as ONB or its legal counsel may reasonably request.


                                   SECTION 12

                                 MISCELLANEOUS
                                 -------------

          12.01. Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto.

          12.02. Waiver; Amendment. (a) ONB or Savings Bank may by an instrument in writing: (i) extend the time for the performance of any of the covenants or agreements of the other party under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

          (b) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto and, if such amendment, modification or supplement occurs after the approval of the Agreement by the shareholders of Savings Bank, only in a manner that will not materially and adversely affect the rights of Savings Bank's shareholders hereunder without obtaining their approval thereof.

          12.03. Notices. All notices, requests and other communications hereunder shall be in writing (which shall include telecopier communication) and shall be deemed to have been duly given if delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with First Class postage prepaid as follows:

    If to ONB or First Citizens:              with a copy to (which shall not
                                              constitute notice):

    Old National Bancorp                      Krieg DeVault Alexander & Capehart
    ATTN: Jeffrey L. Knight,                  ATTN: Nicholas J. Chulos, Esq.
    General Counsel and Corporate Secretary   One Indiana Square, Suite 2800
    420 Main Street                           Indianapolis, Indiana 46204-2017
    P.O. Box 718                              Telephone:  (317) 238-6224
    Evansville, Indiana  47705                Telecopier: (317) 636-1507
    Telephone:  (812) 464-1363
    Telecopier: (812) 464-1567

    If to Savings Bank:                       with a copy to (which shall not
                                              constitute notice):

    First United Savings Bank, f.s.b.         Barnes & Thornburg
    ATTN: William M. Marley, President        ATTN: Claudia V. Swhier, Esq.
    One North Locust Street                   1313 Merchants Bank Building
    Greencastle, Indiana 46135                11 South Meridian Street
    Telephone:  (317) 653-9793                Indianapolis, Indiana 46204
    Telecopier: (317) 653-9796                Telephone:  (317) 638-1313
                                              Telecopier: (317) 231-7452

or such substituted address or person as any party has given to the other in writing. All such notices, requests or other communications shall be effective:
(a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, three (3) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

          12.04. Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

          12.05. Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

          12.06. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

          12.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws.

          12.08. Entire Agreement. This Agreement, the P&A Agreement and the Option Agreement supersede all other understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto and thereto relating to the Merger, the P&A Transaction and the Option Agreement and the matters contemplated herein and therein and constitute the entire agreements between the parties hereto and thereto relating to the subject matter hereof and thereof.

          12.09. Expenses. ONB and Savings Bank shall each pay their respective expenses incidental to the Merger. Notwithstanding the foregoing, if the Merger or the P&A Transaction is not able to be consummated because a Governmental Entity denies approval of the Merger or the P&A Transaction on antitrust grounds or a lawsuit is filed to enjoin the Merger or the P&A Transaction on antitrust grounds (and such denial or legal action is not subject to further administrative or judicial appeal), and ONB thereafter terminates this Agreement pursuant to Section 9.01(b)(vii) hereof, ONB will, within ten
(10) days after such termination of the Merger, reimburse Savings Bank for all reasonable out-of-pocket expenses and fees incurred by it or on its behalf in connection with the negotiation, preparation, execution and performance of this Agreement, the Merger and all documents and applications related thereto up to a maximum of Sixty Thousand Dollars ($60,000). In the event of such a termination of this Agreement, ONB shall not be obligated to pay Savings Bank any amount for any reason other than the foregoing sum.

          12.10 Certain References. Whenever in this Agreement a singular word is used, it also shall include the plural wherever required by the context and vice-versa. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term "business day" shall mean any day except Saturday and Sunday when Old National Bank in Evansville, the lead bank of ONB, is open for the transaction of business.

          12.11 Disclosure Schedule. The Disclosure Schedule attached hereto is intended to be and hereby is specifically made a part of this Agreement.

          12.12. Effect of this Agreement. The Original Agreement was executed and delivered on September 29, 1994, and this Agreement has been executed and delivered on June 29, 1995 but shall be effective as of September 29, 1994.



                          *        *        *        *

          IN WITNESS WHEREOF, ONB, First Citizens, Savings Bank and Interim Thrift have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested and delivered by their duly authorized officers.

                                          OLD NATIONAL BANCORP


                                          By: /s/ John N. Royse
                                             -----------------------------------
                                             John N. Royse, President
ATTEST:

By: /s/ Jeffrey L. Knight
   -------------------------------------
   Jeffrey L. Knight, Secretary

                                          FIRST UNITED SAVINGS BANK, F.S.B.


                                          By: /s/ William M. Marley
                                             -----------------------------------
                                             William M. Marley, President and
                                             Chief Executive Officer
ATTEST:

By: /s/ Donna L. Bouslog
   -------------------------------------
Its: Senior Vice President and Secretary

                                          FIRST CITIZENS BANK AND TRUST
                                          COMPANY


                                          By: /s/ Dan L. Doan
                                             -----------------------------------
                                             Dan L. Doan, Chairman
ATTEST:

By: /s/ Kenneth R. Heeke
   -------------------------------------
Its: Senior Vice President and Cashier

                                          ONB INTERIM FEDERAL SAVINGS BANK


                                          By:  /s/ Dan L. Doan
                                             -----------------------------------
                                             Dan L. Doan, Chairman and President
ATTEST:

By: /s/ Jeffrey L. Knight
   --------------------------------------
   Jeffrey L. Knight, Secretary

                                                                      APPENDIX B

                       PURCHASE AND ASSUMPTION AGREEMENT
                       ---------------------------------


          THIS PURCHASE AND ASSUMPTION AGREEMENT (the "Agreement"), effective as of the 31st day of May, 1995, by and between FIRST CITIZENS BANK AND TRUST COMPANY ("First Citizens") and FIRST UNITED SAVINGS BANK, f.s.b. ("FUSB"),

                              W I T N E S S E T H:
                              -------------------

          WHEREAS, First Citizens is an Indiana chartered bank, maintains its principal office in Greencastle, Putnam County, Indiana and is a wholly-owned subsidiary of Old National Bancorp ("ONB"); and

          WHEREAS, FUSB is a federally chartered stock savings bank and maintains its principal office in Greencastle, Putnam County, Indiana; and

          WHEREAS, First Citizens, FUSB and ONB are parties to a certain Amended and Restated Agreement of Affiliation and Merger effective as of September 29, 1994 (the "Merger Agreement"), and ONB and FUSB are parties to a certain Stock Option Agreement dated September 29, 1994, as amended (the "Option Agreement"); and

          WHEREAS, the respective Boards of Directors of First Citizens and FUSB have unanimously approved this Agreement and have authorized its execution and delivery.

          NOW, THEREFORE, in consideration of the foregoing premises, the mutual obligations of the parties herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, First Citizens and FUSB hereby agree and enter into this Agreement as set forth below.

                                   SECTION 1

                PURCHASE OF ASSETS AND ASSUMPTION OF LIABILITIES
                ------------------------------------------------

          1.01. Purchase and Sale of Thrift Assets. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as hereinafter defined), First Citizens shall purchase, acquire and accept from FUSB, and FUSB shall sell, transfer, convey and assign to First Citizens, all right, title and interest of FUSB in and to all of the assets associated with, relating to or used at FUSB's offices (collectively, the "Offices") as of the Effective Time located at (a) One North Locust Street, Greencastle, Indiana 46135, (b) 1811 Indianapolis Road, Greencastle, Indiana 46135 and (c) 5250 East U.S. 36, 155 Prestwick Pointe, Danville, Indiana 46122, including, but not limited to, the following (the "Purchased Assets"):

              (i) All records, instruments and documents relating to the Purchased Assets and the Assumed Liabilities (as hereinafter defined);

              (ii) Fee simple interest in all real property, and the buildings and other improvements thereon, that are owned by FUSB and at which an Office is located;

              (iii) Fee simple interest in the real property owned by FUSB constituting the employee parking lot on Franklin Street, Greencastle, Indiana and the vacant lot adjacent to One North Locust Street, Greencastle, Indiana;

              (iv) All loans of FUSB attributed to the Offices as of the Effective Time;

              (v) All furniture, fixtures, equipment and other items of personal property located at, associated with or used at any of the Offices;

              (vi) All leases, contracts and agreements relating to the Offices to which FUSB is a party; and

              (vii) All teller working cash, vault cash and other cash at the Offices as of the Effective Time.

          1.02. Assumption of Thrift Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, First Citizens shall assume, discharge and pay all of FUSB's liabilities relating to or associated with the Offices, including, but not limited to, the following (the "Assumed Liabilities"):

              (i) All deposit liabilities of FUSB attributed to the Offices as of the Effective Time, and including all accrued but unpaid interest on such deposits through the Effective Time; and

              (ii) All other obligations and liabilities of FUSB in existence at the Effective Time which relate to the Offices.

          1.03. Purchase Price. The purchase price for the Purchased Assets shall be the fair market value of such assets as of the Effective Time and shall be calculated taking into account the Assumed Liabilities. To the extent that the fair market value of the Purchased Assets exceeds the fair market value of the Assumed Liabilities at the Effective Time, First Citizens shall pay such excess amount to FUSB in cash or other immediately available funds.

          1.04. Purchase of Greenmark Stock. At the Effective Time, First Citizens shall purchase from FUSB, and FUSB shall sell, transfer and assign to First Citizens, thirty-three (33) shares of common stock of Greenmark, Inc. ("Greenmark") d/b/a Greenmark Insurance Agency, which shares constitute all of the outstanding capital stock of Greenmark, for Three Hundred Ten Thousand Dollars ($310,000) payable in cash or other immediately available funds. Such shares of common stock of Greenmark shall be transferred by FUSB to First Citizens hereunder free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights and claims of any other person, corporation or entity.

          1.05. Allocation of Purchase Price. The purchase price for the Purchased Assets and the assets of Greenmark shall be allocated by First Citizens in accordance with the allocation set forth on the Form 8594 to be filed by the parties hereto with the Internal Revenue Service.

                                 SECTION 2

                          CERTAIN SHAREHOLDER MATTERS
                          ---------------------------

          Neither this Agreement nor the transactions contemplated hereby require the approval of the shareholders of First Citizens or FUSB.

                                   SECTION 3

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

          3.01. Representations and Warranties of FUSB. FUSB hereby represents and warrants to First Citizens as follows:

                 (a) Authorization. This Agreement and its execution and delivery by FUSB have been duly authorized and approved by the Board of Directors of FUSB. This Agreement constitutes a valid and binding obligation of FUSB, subject to the fulfillment of the conditions precedent set forth in Section 4 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt and other laws of general application relating to or affecting the enforcement of creditors' rights.

                 (b) No Violations. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (i) conflicts with or violates FUSB's Charter or By-Laws; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of all applicable government regulatory agencies or authorities required for consummation of the transactions contemplated hereby are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which FUSB is a party or by which FUSB is subject or bound and which is material to FUSB; (iv) except with respect to the right of McDonald & Company Securities, Inc. to its fee for its investment banking services in connection with the Merger Agreement, results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party or any other adverse interest, upon any right, property or asset of FUSB; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which FUSB is bound or with respect to which FUSB is to perform any duties or obligations or receive any rights or benefits.

                 (c) Ownership of Purchased Assets.  All of the Purchased
          Assets are owned by FUSB free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, security interests, charges, claims, rights of third parties or encumbrances of any nature except (i) as set forth in the Disclosure Schedule provided in connection with Merger Agreement; (ii) as specifically noted in reasonable detail in the Savings Bank Financial Statements (as defined in the Merger Agreement); (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, minor imperfections of title, building or use restrictions, variations and other limitations which are not substantial in amount, do not materially detract from the value or materially interfere with the present or contemplated use of any of the property subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used.

                 (d) Representations, Warranties and Covenants in Merger Agreement. All of the representations and warranties of FUSB contained in the Merger Agreement are true, accurate and complete in all material respects as of the date of this Agreement, and FUSB has complied in all material respects with all of the covenants contained in the Merger Agreement from the date thereof through the date hereof.

          3.02. Representations and Warranties of First Citizens. First Citizens hereby represents and warrants to FUSB as follows:

                 (a) Authorization. This Agreement and its execution and delivery by First Citizens have been duly authorized and approved by the Board of Directors of First Citizens. This Agreement constitutes a valid and binding obligation of First Citizens, subject to the conditions precedent set forth in Section 4 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt and other laws of general application relating to or affecting the enforcement of creditors' rights.

                 (b) No Violations. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (i) conflicts with or violates First Citizens' Articles of Incorporation or By-Laws; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of applicable government regulatory agencies or authorities required for consummation of the transactions contemplated hereby are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, contract, lease, agreement, arrangement, commitment or other instrument to which First Citizens is a party or by which First Citizens is subject or bound and which is material to First Citizens; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party or any other adverse interest, upon any right, property or asset of First Citizens; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which First Citizens is bound or with respect to which First Citizens is to perform any duties or obligations or receive any rights or benefits.

                                   SECTION 4

                      CONDITIONS PRECEDENT TO CONSUMMATION
                      ------------------------------------

          4.01. First Citizens. The obligation of First Citizens to consummate the transactions contemplated by this Agreement is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by First Citizens:

                 (a) Representations and Warranties at Effective Time. Each of the representations and warranties of FUSB contained in this Agreement shall be true, accurate and complete in all material respects at and as of the Effective Time as though such representations and warranties had been made or given at and as of the Effective Time.

                 (b) Regulatory Approvals. The Federal Deposit Insurance Corporation (the "FDIC"), the Office of Thrift Supervision (the "OTS") and the Indiana Department of Financial Institutions (the "DFI") shall have authorized and approved or not objected to the transactions contemplated by this Agreement on terms and conditions satisfactory to First Citizens. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the transactions contemplated by this Agreement shall have been obtained on terms and conditions satisfactory to First Citizens.

                 (c) Officers' Certificate. FUSB shall have delivered to First Citizens a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that (i) all of the representations and warranties of FUSB contained in this Agreement are true, accurate and complete in all material respects at and as of the Effective Time, and (ii) FUSB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

          4.02. FUSB. The obligation of FUSB to consummate the transactions contemplated by this Agreement is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by FUSB:

                 (a) Representations and Warranties at Effective Time. Each of the representations and warranties of First Citizens contained in this Agreement shall be true, accurate and complete in all material respects at and as of the Effective Time as though such representations and warranties had been made or given at and as of the Effective Time.

                 (b) Regulatory Approvals. The FDIC, the OTS and the DFI shall have authorized and approved or not objected to the transactions contemplated by this Agreement on terms and conditions satisfactory to First Citizens. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the transactions contemplated by this Agreement shall have been obtained on terms and conditions satisfactory to First Citizens.

                 (c) Officers' Certificate. First Citizens shall have delivered to FUSB a certificate signed by its Chairman or President and its Secretary or Cashier, dated as of the Effective Time, certifying that (i) all of the representations and warranties of First Citizens contained in this Agreement are true, accurate and complete in all material respects at and as of the Effective Time, and (ii) First Citizens has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

                                   SECTION 5

                            TERMINATION OF AGREEMENT
                            ------------------------

          This Agreement and the transactions contemplated hereby (a) may be terminated at any time by written agreement of First Citizens and FUSB and (b) shall automatically terminate without the need for any action or notice by either party hereto in the event that the Merger Agreement is terminated in accordance with the terms thereof. Upon termination of this Agreement, this Agreement shall be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of First Citizens or FUSB or their respective directors, officers, employees, agents and shareholders, except as provided in the Merger Agreement.

                                   SECTION 6

                           EFFECTIVE TIME AND CLOSING
                           --------------------------

          (a) Effective Time. Upon the terms and subject to the conditions specified in this Agreement, the transactions contemplated hereby shall become effective on a date and at a time (the "Effective Time") which shall be immediately prior to the effective time of the Merger contemplated by the Merger Agreement.

          (b) Closing. The closing of the transactions contemplated by this Agreement shall occur immediately prior to the Effective Time.

                                   SECTION 7

                                 MISCELLANEOUS
                                 -------------

          7.01. Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the prior written consent of the other party hereto.

          7.02.  Waiver; Amendment.

                 (a) Either party hereto may by an instrument in writing: (i) extend the time for the performance of any of the covenants or agreements of the other party under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the transactions contemplated by this Agreement. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

                 (b) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto and, if such amendment, modification or supplement occurs after the approval of the Merger Agreement by the shareholders of FUSB, then only in a manner that will not materially and adversely affect the rights of FUSB's shareholders hereunder without obtaining their approval thereof.

          7.03. Notices. All notices, requests and other communications hereunder shall be in writing (which shall include facsimile communication) and shall be deemed to have been duly given if delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:

    If to First Citizens:                    with a copy to (which shall not
                                              constitute notice):

    First Citizens Bank and Trust Company    Krieg DeVault Alexander & Capehart
    c/o Old National Bancorp                 ATTN: Nicholas J. Chulos, Esq.
    ATTN: Jeffrey L. Knight,                 One Indiana Square, Suite 2800
    Corporate Secretary and                  Indianapolis, Indiana 46204-2017
    General Counsel                          Telephone:  (317) 238-6224
    420 Main Street, P.O. Box 718            Telecopier: (317) 636-1507
    Evansville, Indiana  47705
    Telephone:  (812) 464-1363
    Telecopier: (812) 464-1567

    If to FUSB:                              with a copy to (which shall not
                                              constitute notice):

    First United Savings Bank, f.s.b.        Barnes & Thornburg
    ATTN: William M. Marley, President       ATTN: Claudia V. Swhier, Esq.
    One North Locust Street                  1313 Merchants Bank Building
    Greencastle, Indiana 46135               11 South Meridian Street
    Telephone:  (317) 653-9793               Indianapolis, Indiana 46204
    Telecopier: (317) 653-9796               Telephone:  (317) 638-1313
                                             Telecopier: (317) 231-7452

or such substituted address or person as any party has given to the other in writing. All such notices, requests or other communications shall be effective:
(a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, three (3) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by facsimile, on the next business day if also confirmed by mail in the manner provided herein.

          7.04. Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

          7.05. Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

          7.06. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

          7.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws.

          7.08. Entire Agreement. This Agreement, the Merger Agreement and the Option Agreement supersede all other understandings, commitments, representations, negotiations, agreements and contracts, whether oral or written, between the parties hereto and thereto relating to the transactions contemplated by this Agreement, the Merger Agreement and the Option Agreement and constitute the entire agreements between the parties hereto and thereto relating to the subject matter hereof and thereof.

          7.09. Expenses. Except as provided otherwise in the Merger Agreement, ONB and FUSB shall each pay its respective expenses incidental to the transactions contemplated hereby.

          7.10. Certain References. Whenever in this Agreement a singular word is used, it also shall include the plural wherever required by the context and vice-versa. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term "business day" shall mean any day except Saturday and Sunday when First Citizens is open for the transaction of business.

          7.11. Disclosure Schedule. The parties hereto agree that no disclosure schedule shall be required pursuant to this Agreement.

          7.12. Employee Benefits. The parties hereto agree that Section 7.03 of the Merger Agreement shall control and apply to all employees of FUSB employed at one of the Offices at the Effective Time with respect to employee benefits to be provided by ONB or any of its affiliates following consummation of the transactions contemplated by this Agreement.


                              *        *        *

          IN WITNESS WHEREOF, First Citizens and FUSB have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested and delivered by their duly authorized officers below.

                                           FIRST CITIZENS BANK AND TRUST COMPANY



                                           By:       /s/ Dan L. Doan
                                              ----------------------------------
                                              Dan L. Doan, Chairman and Chief
                                              Executive Officer
ATTEST:


By: /s/ Kenneth R. Heeke
   -------------------------------------

Its: Senior Vice President and Cashier
    ------------------------------------


                                           FIRST UNITED SAVINGS BANK, F.S.B.



                                           By:     /s/ William M. Marley
                                              ----------------------------------
                                              William M. Marley, President and
                                              Chief Executive Officer
ATTEST:


By: /s/Donna L. Bouslog
   -------------------------------------

Its: Senior Vice President and Secretary
    ------------------------------------

                                                                      APPENDIX C
                               __________, 1995



Board of Directors
First United Savings Bank, f.s.b.
One Locust Street
Greencastle, IN 46135

Gentlemen:

     You have requested our opinion with respect to the fairness, from a financial point of view, as of the date hereof, to the holders of common stock, par value $0.01 per share ("FUSB Common Stock"), of First United Savings Bank, f.s.b. ("FUSB") of the exchange ratio as set forth in Section 2.01 of the Amended and Restated Agreement of Affiliation and Merger, effective September 29, 1994 (the "Agreement"), by and among FUSB, Old National Bancorp ("ONB") First Citizens Bank & Trust Company, a wholly owned subsidiary of ONB and ONB Interim Federal Savings Bank, whereby issued and outstanding shares of FUSB Common Stock would be exchanged for a specified number of shares of common stock, no par value ("ONB Common Stock"), of ONB.

     The Agreement and its related Purchase and Assumption Agreement (the "P&A Agreement") provide for, among other things, the merger (the "Merger") of FUSB with and into a newly formed savings bank subsidiary of ONB, accomplished through certain sequential transactions which are more fully described in the Agreement and the P&A Agreement, occurring immediately prior to the Effective Date (as defined in the Agreement). Pursuant to the Merger, outstanding shares of FUSB Common Stock will exchanged for 0.8925 shares of ONB Common Stock, as set forth in Section 2.01 of the Agreement (the "Exchange Ratio"), subject to adjustment, if any as set forth in Sections 2.01 (b) and 2.03 of the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement.

     McDonald & Company Securities, Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     We have acted as FUSB's financial advisor in connection with, and have participated in certain negotiations leading to, the execution of the Agreement. In connection with rendering our opinion set forth herein, we have among other things:

Board of Directors
_________, 1995
Page 2


     (i) Reviewed FUSB's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the three years in the three year period ended June 30, 1994, including the audited financial statements contained therein, as well as FUSB's Quarterly Reports on Form 10-Q for each of the three month periods ended September 30, 1994, December 31, 1994, and March 31, 1995;

     (ii) Reviewed ONB's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the three years in the three year period ended December 31, 1994, including the audited financial statements contained therein, as well as ONB's Quarterly Reports on Form 10-Q for each of the three month periods ended March 31, 1995, and June 30, 1995;

     (iii) Reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of FUSB and ONB provided to us or publicly available;

     (iv) Participated in meetings with members of senior management of FUSB and telephone conferences with members of senior management of ONB concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believe relevant to our inquiry;

     (v) Reviewed certain stock market information for FUSB Common Stock and ONB Common Stock, and compared it with similar information for certain companies, the securities of which are publicly traded;

     (vi) Compared the results of operations and financial condition of FUSB and ONB with that of certain companies which we deemed to be relevant for purposes of this opinion;

     (vii) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which we deemed to be relevant for purposes of this opinion;

     (viii) Reviewed the Agreement and its schedules and exhibits and certain related documents; and

     (ix)   Performed such other analyses as we have deemed appropriate.

Board of Directors
_________, 1995
Page 3


     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have relied upon the accuracy and completeness of the representations and warranties of FUSB and ONB contained in the Agreement. We have not been engaged to undertake, and have not conducted, an independent investigation or verification of such matters. We have not been engaged to and we did not conduct a physical inspection of any of the assets, properties or facilities of either FUSB or ONB, nor have we made or obtained or been furnished with any independent evaluation or appraisal of any of such assets, properties or facilities or any of the liabilities of either FUSB or ONB. With respect to financial forecasts used in our analysis, we have assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of FUSB and ONB as to the future performance of FUSB and ONB, as the case may be. We express no view as to such financial forecasts or the assumptions on which they are based. We have also assumed that all of the conditions to the consummation of the Merger, as set forth in the Agreement, would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement.

     We will receive a fee for our services as financial advisors to FUSB, a portion of which is contingent upon closing of the Merger.

     In the ordinary course of business, we may actively trade securities of FUSB and ONB for our own account and for the accounts of customers and, accordingly, we may at any time hold a long or short position in such securities.

     This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Exchange Ratio to the holders of FUSB Common Stock and does not address FUSB's underlying business decision to effect the Merger or any other terms of the Merger and does not constitute a recommendation to any FUSB shareholder as to how such shareholder should vote with respect to the Merger. This opinion does not represent our opinion as to what the value of FUSB Common Stock or ONB Common Stock may be at the Effective Date of the Merger or as to the prospects of ONB's business.

     This opinion has been prepared solely for the confidential use of the Board of Directors and senior management of FUSB and will not be reproduced, summarized, described or referred to or given to any other person without our prior written consent. Notwithstanding the foregoing, this opinion may be included in a proxy statement to be mailed to the holders of FUSB Common Stock and ONB Common Stock in connection with the Merger, provided that this opinion will be reproduced in such proxy statement in full, and any description of or reference to us or our actions, or any summary of the opinion in such proxy statement will be in a form acceptable to us and our counsel.

Board of Directors
__________, 1995
Page 4

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio, pursuant to the Agreement, is fair to the holders of FUSB Common from a financial point of view.

                              Very truly yours,



                              /s/  McDonald & Company Securities, Inc.
                              MCDONALD & COMPANY SECURITIES, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Articles of Incorporation provide that the Registrant will indemnify any person who is or was a director, officer or employee of the Registrant or of any other corporation for which he is or was serving in any capacity at the request of the Registrant against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding with respect to which such director, officer or employee is wholly successful or acted in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant or such other corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director, officer or employee of the Registrant is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings where he has been wholly successful. In all other cases, such director, officer or employee will be indemnified only if the Board of Directors of the Registrant or independent legal counsel finds that he has met the standards of conduct set forth above.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following Exhibits are being filed as part of this Registration
    Statement:

    2.01 Amended and Restated Agreement of Affiliation and Merger (included as Appendix A to Prospectus)

    2.02   Purchase and Assumption Agreement (included as Appendix B to
           Prospectus)

    3(i) Articles of Incorporation of the Registrant (incorporated by reference to Registrant's Registration Statement on Form S-4, File No. 33-57207, dated January 22, 1993)

    3(ii) By-Laws of the Registrant (incorporated by reference to Registrant's Registration Statement on Form S-4, File No. 33-80670, dated June 23,
           1994)

    4 (a) the description of Registrant's common stock contained in its Current Report on Form 8-K, dated January 6, 1983 (incorporated by reference thereto), and (b) the description of Registrant's Preferred Stock Purchase Rights contained in Registrant's Form 8-A, dated March 1, 1990, including the Rights Agreement, dated March 1, 1990, between the Registrant and Old National Bank in Evansville, as Trustee (incorporated by reference thereto)

    5      Opinion of Krieg DeVault Alexander & Capehart re: legality

    8* Opinion of Krieg DeVault Alexander & Capehart re: certain federal income tax matters

    10 Material Contracts (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1991 and to the Distribution Agreement set forth in Exhibit 1 of the Registrant's Registration Statement on Form S-3, File No. 33-55222, dated December 2, 1992)

     13(ii) FUSB's Annual Report to Shareholders for the fiscal year ended June 30, 1995

     21      Subsidiaries of the Registrant

     23.01 Consent of Krieg DeVault Alexander & Capehart (included in Opinion of Krieg DeVault Alexander & Capehart re: legality at Exhibit 5)

     23.02   Consent of Arthur Andersen LLP

     23.03*  Consent of Ernst & Young, LLP

     24.04   Consent of McDonald & Company Securities, Inc.

     24      Powers of Attorney

     99      Form of Proxy

(b)  Financial Data Schedules: not applicable

(c) Opinion of McDonald & Company Securities, Inc. (included as Appendix C to Prospectus)

* To be filed by amendment.

ITEM 22.  UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

       (2) The undersigned registrant hereby undertakes that every prospectus
(i) that is filed pursuant to paragraph (b)(1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES
                                   ----------

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on August 31, 1995.

                                       OLD NATIONAL BANCORP



                                       By: /s/ RONALD B. LANKFORD
                                          -----------------------
                                            Ronald B. Lankford, President


  Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below as of August 31, 1995.

Name                                         Title
----                                         -----

/s/ JOHN N. ROYSE                            Chairman of the Board, Director
---------------------------------            and Chief Executive Officer (Chief
John N. Royse                                Executive Officer)

/s/ STEVE H. PARKER                          Senior Vice President (Chief
---------------------------------            Financial Officer and Principal
Steve H. Parker                              Accounting Officer)

DAVID L. BARNING*                            Director
---------------------------------
David L. Barning

RICHARD J. BOND*                             Director
---------------------------------
Richard J. Bond

ALAN W. BRAUN*                               Director
---------------------------------
Alan W. Braun

JOHN J. DAUS, JR.*                           Director
---------------------------------
John J. Daus, Jr.

WAYNE A. DAVIDSON*                           Director
---------------------------------
Wayne A. Davidson

LARRY E. DUNIGAN*                            Director
---------------------------------
Larry E. Dunigan

DAVID E. ECKERLE*                            Director
---------------------------------
David E. Eckerle

THOMAS B. FLORIDA*                           Director
---------------------------------
Thomas B. Florida

PHELPS L. LAMBERT*                           Director
---------------------------------
Phelps L. Lambert

RONALD B. LANKFORD*                          President and Director
---------------------------------
Ronald B. Lankford

LUCIEN H. MEIS*                              Director
---------------------------------
Lucien H. Meis

DAN W. MITCHELL*                             Director
---------------------------------
Dan W. Mitchell

MARJORIE Z. SOYUGENC*                        Director
---------------------------------
Marjorie Z. Soyugenc

CHARLES D. STORMS*                           Director
---------------------------------
Charles D. Storms

EDWARD T. TURNER, JR.*                       Director
---------------------------------
Edward T. Turner, Jr.

                                       *By: /s/ JEFFREY L. KNIGHT
                                            -----------------------------------
                                            Attorney-in-Fact

                                       Printed Name:    Jeffrey L. Knight
                                                    ---------------------------